
12026426


Public
Storage

Public Storage

2011

Annual

Report


WA
91/2
OR
39/3
CA
408/48
NV
29
UT
7
AZ
37/4
HI
9
CO
59
NE
1
KS
22
OK
8
TX
236/19
MN
43
MO
37
LA
10
WI
15
IL
126
MI
43
IN
31
OH
31
KY
7
TN
27
MS
1
AL
22
GA
93
FL
194/3
SC
40
NC
69
VA
78/17
PA
28
NY
63
NH
2
MA 19
RI 2
CT 15
NJ 54
DE 5
MD 57/6
SWEDEN
30
DENMARK
10
UNITED KINGDOM
21
NETHERLANDS
40
BELGIUM
21
GERMANY
11
FRANCE
56

PROPERTIES *(as of December 31, 2011)*

	Number of Properties(1)	Net Rentable Square Feet
Public Storage		
Alabama	22	890,000
Arizona	37	2,259,000
California	408	26,608,000
Colorado	59	3,713,000
Connecticut	15	933,000
Delaware	5	324,000
Florida	194	12,746,000
Georgia	93	6,039,000
Hawaii	9	627,000
Illinois	126	7,904,000
Indiana	31	1,926,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	10	703,000
Maryland	57	3,404,000
Massachusetts	19	1,179,000
Michigan	43	2,755,000
Minnesota	43	2,931,000
Mississippi	1	63,000
Missouri	37	2,136,000
Nebraska	1	46,000
Nevada	29	1,947,000
New Hampshire	2	132,000
New Jersey	54	3,417,000
New York	63	4,221,000
North Carolina	69	4,775,000
Ohio	31	1,922,000
Oklahoma	8	428,000
Oregon	39	2,006,000
Pennsylvania	28	1,867,000
Rhode Island	2	64,000
South Carolina	40	2,155,000

	Number of Properties(1)	Net Rentable Square Feet
Public Storage (cont.)		
Tennessee	27	1,528,000
Texas	236	15,493,000
Utah	7	440,000
Virginia	78	4,453,000
Washington	91	6,028,000
Wisconsin	15	968,000
	2,058	130,670,000
Shurgard Europe		
Belgium	21	1,265,000
Denmark	10	562,000
France	56	2,949,000
Germany	11	553,000
Netherlands	40	2,182,000
Sweden	30	1,629,000
United Kingdom	21	1,026,000
	189	10,166,000
Self-storage totals	2,247	140,836,000
PS Business Parks, Inc.		
Arizona	4	679,000
California	48	11,141,000
Florida	3	3,717,000
Maryland	6	2,352,000
Oregon	3	1,314,000
Texas	19	3,326,000
Virginia	17	4,165,000
Washington	2	521,000
	102	27,215,000
Grand Totals	2,349	168,051,000

(1) Public Storage includes self-storage properties and properties combining self-storage and 1.1 million net rentable square feet of commercial space that is not included in this table.

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2011	2010	2009	2008[1]	2007
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$ 1,719,769	$ 1,615,894	$ 1,593,107	$ 1,682,582	$ 1,771,096
Interest and other income	32,333	29,017	29,813	36,155	11,417
	1,752,102	1,644,911	1,622,920	1,718,737	1,782,513
Expenses:					
Cost of operations	543,029	529,195	520,912	553,487	629,116
Depreciation and amortization	358,431	353,718	339,445	407,840	618,772
General and administrative	52,410	38,487	35,735	62,809	59,749
Interest expense	24,222	30,225	29,916	43,944	63,671
	978,092	951,625	926,008	1,068,080	1,371,308
Income from continuing operations before the following items	774,010	693,286	696,912	650,657	411,205
Equity in earnings of real estate entities	58,704	38,352	53,244	20,391	12,738
Gain (loss) on foreign currency exchange, disposition of real estate investments, early retirement of debt and asset impairment charges, net	1,328	(42,431)	47,202	310,658	63,656
Income from continuing operations	834,042	689,207	797,358	981,706	487,599
Discontinued operations	2,417	6,907	(6,902)	(7,834)	(521)
Net income	836,459	696,114	790,456	973,872	487,078
Net income allocated (to) from noncontrolling equity interests	(12,617)	(24,076)	44,165	(38,696)	(29,543)
Net income allocable to Public Storage shareholders	$ 823,842	$ 672,038	$ 834,621	$ 935,176	$ 457,535
Per Common Share:					
Distributions	$ 3.65	$ 3.05	$ 2.20	$ 2.80	$ 2.00
Net income - diluted	$ 3.29	$ 2.35	$ 3.47	$ 4.18	$ 1.17
Weighted average common shares - diluted	170,750	169,772	168,768	168,675	169,850
Balance Sheet Data:					
Total assets	$ 8,932,562	$ 9,495,333	$ 9,805,645	$ 9,936,045	$10,643,102
Total debt	$ 398,314	$ 568,417	$ 518,889	$ 643,811	$ 1,069,928
Public Storage shareholders' equity	$ 8,288,209	$ 8,676,598	$ 8,928,407	$ 8,708,995	$ 8,763,129
Permanent noncontrolling interests' equity	$ 22,718	$ 32,336	$ 132,974	$ 358,109	$ 500,127
Cash Flow Information:					
Net cash provided by operating activities	$ 1,203,452	$ 1,093,221	$ 1,112,857	$ 1,076,971	$ 1,047,652
Net cash provided by (used in) investing activities	$ (81,355)	$ (266,605)	$ (91,409)	$ 340,018	$ (261,876)
Net cash used in financing activities	$ (1,438,546)	$(1,132,709)	$ (938,401)	$ (984,076)	$ (1,081,504)

(1) The decreases in our revenues, cost of operations and depreciation and amortization in 2008 are due primarily to our disposition of an interest in Shurgard Europe on March 31, 2008.

TO OUR SHAREHOLDERS

This past year U.S. self-storage operating fundamentals continued to improve. We achieved higher occupancies and better pricing, leading to improved net operating income[1] growth of 6.6%, up dramatically from last year's 0.2% growth. Our properties attained record occupancy levels of over 93% in the second quarter 2011 and over 91% for the year. Our self-storage business has proven to be recession resilient. We enter 2012 with higher occupancies and more favorable pricing, which should lead to continued growth. The European self-storage market deteriorated. In Europe we generated modest growth in revenues and net operating income in 2011, but at a declining rate as the year progressed. The outlook for Europe in 2012 is not great. Our commercial property investments, primarily PS Business Parks (PSB), continued to be challenged by high unemployment and slow business activity, leading to a decline in net operating income. PSB has significant opportunities in 2012 to improve net operating income and stabilize newly acquired properties.

In last year's shareholder letter I indicated there would be increased opportunities to deploy capital. We invested about $500 million in various property interests in 2011 and reduced leverage by another $500 million. We are well positioned for even greater investment opportunities in 2012.

As our operating results have improved we have been required to increase our dividend to common shareholders. In 2011, we increased the common dividend to an annual rate of $3.80 per share and in the first quarter of 2012 established an annual rate of $4.40 per share. Since 2007, our common dividend has doubled.

Let's review the details of what we accomplished in 2011 and the opportunities ahead of us.

2011 Results

Our total revenues increased 7% to $1.75 billion from $1.64 billion. Our net operating income increased by over $100 million due to improved Same Store results as well as acquisitions, developments and expansions.

(1) See accompanying schedule "Supplemental Non-GAAP Disclosures" for a definition.

Net Operating Income

(Amounts in millions)

	2011	2010
U.S. self-storage operations	$1,103	$1,019
European self-storage operations	61	43
Commercial properties	89	86
Ancillary operations	79	68
Total	$1,332	$1,216

Net operating income (property and ancillary business income, excluding depreciation, general and administrative and financing costs) reflects unleveraged returns from capital investments and management's operating skills. When evaluating our net operating income, we focus on our "Same Store" properties (properties that we have operated on a stabilized basis for at least three years), because they reflect the fundamental strength of our business and the efficacy of our personnel and operating strategies.

U.S. Self-Storage

Our U.S. self-storage operations generated higher net operating income due to improved Same Store operations and higher earnings from recently acquired or redeveloped properties.

Net Operating Income: U.S. Self-Storage

(Amounts in millions)

	2011	2010
Same Store	$1,034	$ 970
Acquired/redeveloped properties	69	49
Total	$1,103	$1,019
Public Storage's share	$1,103	$1,019

Improved operating results were achieved through record high occupancies, improved realized rents per square foot and modest expense growth. Going into 2012, we expect continued improvement in pricing, nominal improvement in occupancy and a return to more normalized expense growth. Overall, we are optimistic.

European Self-Storage

Shurgard Europe, our 49% owned European self-storage business, had a big year acquiring the equity interests and assuming the debt in two joint ventures for just under $500 million. This acquisition was funded by its two shareholders, Public Storage and the New York Common Retirement Fund, and the debt was refinanced with our bank, Wells Fargo.

Our European operations produced modest revenue and expense growth in 2011. We start 2012 at 83.9% occupancy in our Same Store group of properties, 1.5% below last year. We will be challenged to generate net operating income growth in 2012 other than through lease-up of our recently developed/acquired stores. Overall, Shurgard's earnings should increase in 2012 as a result of the joint venture acquisition noted above.

Net Operating Income: European Self-Storage

(Amounts in millions)

	2011	2010
Same Store	$ 107	$ 106
Acquired/developed properties	22	18
Total	$ 129	$ 124
Public Storage's share	$ 61	$ 43

Our acquisition of Shurgard Europe, which was part of our acquisition of Shurgard Storage in 2006, has provided our shareholders with substantial returns. Revenues and operating earnings have increased demonstrably since our acquisition.

Property Operations: European Self-Storage

(Amounts in millions)

	2011	2005
Revenues	$ 230	$ 113
Cost of operations	$ 101	$ 59
Net operating income	$ 129	$ 54
Average occupancy	81.9%	65.1%

Our ability to apply our U.S. operating model to Europe, adapted for local customs, has produced tremendous growth. Going forward, growth will be more moderate as we use our cash flow to reduce debt instead of acquiring or developing additional properties; however, Shurgard Europe should realize substantial benefits from a simplified ownership structure and lower financing costs. Longer term, we remain bullish on the growth prospects in Europe.

Commercial Properties

Our investment in commercial properties consists of our wholly owned commercial properties which are generally contiguous to our self-storage properties, and our 42% equity interest in PSB. We own approximately two million square feet directly and another 11.4 million square feet indirectly through our investment in PSB.

Over the past two years PSB has acquired approximately 7.5 million square feet of properties at prices well below replacement costs. The average occupancy of the acquired properties was 77.5% compared to PSB's average of 91%. These acquisitions benefited PSB's 2011 results and have significant lease-up potential.

Net Operating Income: Commercial Properties

(Amounts in millions)

	2011	2010
PSB's Same Park operations	$ 169	$ 177
Acquired/developed properties	26	10
Owned commercial properties	9	9
Total	$ 204	$ 196
Public Storage's share	$ 89	$ 86

We see signs of an improved economy in many of PSB's markets, which should provide higher rental activity, more favorable pricing power and improved operating results in 2012.

Joe Russell, PSB's Chief Executive Officer and his management team have the focus and skills to generate significant shareholder value from both the existing and newly acquired properties.

Ancillary Operations

All of our ancillary businesses improved in 2011. These businesses are important as they provide meaningful incremental earnings from our self-storage businesses and require no capital. We enjoyed substantial growth in 2011 and should do even better in 2012.

Net Operating Income: Ancillary Operations

(Amounts in millions)

	2011	2010
Third party management	$ 2	$ 2
Merchandise	7	5
Tenant reinsurance	58	55
European ancillary businesses	24	19
Total	$ 91	$ 81
Public Storage's share	$ 79	$ 68

Managing for Results

An excerpt from Berkshire Hathaway's annual report best summarizes our fundamental approach to driving returns for shareholders:

"A business obtains the best financial results possible by managing both sides of the balance sheet well. This means obtaining the highest possible return on assets and the lowest possible costs on liabilities."

Our primary "liability" is preferred stock, which provides leverage to our capital structure. Since we issued our first series of perpetual preferred stock 20 years ago, it seems appropriate to reflect on its benefits and detriments.

First, a quick refresher on the attributes of our perpetual preferred shares:

- The dividend rate is fixed when issued.
- There are no covenants or financial restrictions on our company that would be customary for a loan.
- The preferred dividends help satisfy our REIT distribution requirement and have the same tax effect as if they were interest.
- We cannot pay dividends on our common shares if we have not paid the preferred dividends (a position we don't ever anticipate).
- The security has a perpetual term, meaning there is no due date and it can remain outstanding in perpetuity.
- We have an option after five years to redeem the preferred shares at par value (the issue price).
- Because of the perpetuity, covenant and redemption features, we generally pay a higher rate than if we were to borrow money. However, we could not borrow money on these terms.

In 1992, we issued our first series of preferred shares: $45 million of Series A with an annual dividend rate of 10%. Today, we have $3.3 billion of outstanding preferred shares. We have benefited tremendously from the asymmetrical maturity of our preferred, i.e., perpetual by term but with an option to redeem after five years. In the past 18 months we have redeemed $2.2 billion of preferred shares. Were it not for the redemption feature, our $3.3 billion of preferred shares would have a blended rate of 8.4% versus 6.4%, a savings of about $66 million per year.

Investors in our preferred securities are seeking current income in an investment they view as "safe." In an environment where ten year Treasuries yield about 2%, they view our 5.75% perpetual preferred shares as providing them a "windfall." Since we are able to use this capital either to redeem higher coupon preferred shares or to acquire additional self-storage properties with attractive yields, our relationship with these investors is truly symbiotic.

Our investment and operating track record is pretty good. Over the last ten years, we have averaged about a 10.5% annual Return On Assets[2] (ROA). This was achieved while growing significantly (the Shurgard acquisition doubled our assets) and enduring the adverse effects of the "great recession." Our annual rental rate growth continues to outpace inflation (about 1% higher over the last 20 years is our best guess).

Commercial real estate is a very capital intensive business, making ROA critical to shareholder returns. Changes in ROA over time reflect management's operational skills, returns on additional capital investments and the businesses' sensitivity to the economy/competition.

Some real estate businesses, such as hotels and suburban offices, have large swings in ROA since they are extremely sensitive to the economy and require large amounts of "reinvested capital." Others, such as industrial buildings, have low volatility and low ROA since they have longer lease terms, high credit customers and lower capital reinvestment requirements. Some, such as apartment buildings, have lower ROA, but can obtain low cost leverage through Fannie Mae and Freddie Mac loans. This cheap financing frequently leads to overbuilding and greater volatility in operating results.

(2) Net operating income (before depreciation) from U.S. self-storage and ancillary operations divided by pre-depreciated book value.

Self-storage is unique. It is fairly stable and growing, has a relatively high ROA and nominal requirements for capital reinvestment. The self-storage business is highly fragmented, it is difficult to achieve large scale (although there are tremendous benefits to scale), and there is no government financing. It is also operationally intensive and before the "great recession" there were few barriers to competition. Post-recession, there have been virtually no new self-storage facilities built and financing for all but the strongest operators has evaporated. We should enjoy above average growth due to both the lack of new supply and the possibility of inflation.

To summarize, our company is generating about an annual 10.5% ROA, which is growing in excess of inflation and is funded approximately 30% with perpetual preferred stock yielding 6.4% (and trending lower). Our preferred stock does not adjust for inflation. Approximately 70% of our earnings, after preferred dividends, are distributed to owners. Over the long run, this business model should continue to produce good total returns to shareholders.

A Special Note

At the May 2012 Annual Meeting of Shareholders, Wayne Hughes will retire from the Public Storage Board of Trustees. In 1972, when the concept of self-storage was virtually unknown, Wayne co-founded Public Storage and developed our first self-storage facility. Wayne was the visionary, pioneer and innovator of our industry who had the ability to see opportunities where others did not and seize them. Wayne has been an invaluable contributor to our Board and mentor to me. In his role as Founder and Chairman Emeritus, he will continue to provide the Board and me with his counsel.

Conclusion

Despite a flurry of acquisition activity in 2011, the self-storage industry remains highly fragmented. In the U.S., the top ten operators only own about 10% of the estimated 45,000 self-storage facilities. Ownership will continue to move from "private" to "public."

We started 2012 issuing about $900 million of preferred securities at an average coupon rate of 5.8%. John Reyes, our Chief Financial Officer could not have had better timing. These are the lowest rates for any company since 2003 and a record low for the industry. In fact, there have only been five preferred issues done below 6.0%, four of which were done by government sponsored agencies. We issued the first preferred stock by a REIT in 1992, at a coupon of 10%. It took us six weeks to raise $45 million. Our most recent issue, ten times larger, took only two days. In 2011, we accounted for about 15% of all preferred stock issued in the U.S. Over the last 20 years, we have become the "gold standard" of preferred stocks with unmatched pricing and size. We work hard to build upon our reputation, knowing it can be destroyed with imprudent risk management.

We are well positioned going into 2012. We will work hard to improve our existing businesses, as well as seize opportunities to expand them.

We appreciate your confidence.

Ronald L. Havner, Jr.
Chairman of the Board, Chief Executive Officer and President
March 6, 2012

CUMULATIVE TOTAL RETURN

Public Storage, S&P 500 Index and NAREIT Equity Index
December 31, 2006 - December 31, 2011



$200
$150
$100
$ 50
$ 0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Public Storage
S&P 500 Index
NAREIT Equity Index

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Public Storage	$100.00	$ 77.19	$ 86.38	$ 91.41	$117.54	$160.75
S&P 500 Index	$100.00	$105.49	$ 66.46	$ 84.05	$ 96.71	$ 98.76
NAREIT Equity Index	$100.00	$ 84.31	$ 52.50	$ 67.20	$ 85.98	$ 93.10

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Shares for the five-year period ended December 31, 2011 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Shares and each index was $100 on December 31, 2006 and that all dividends were reinvested. The share price performance shown in the graph is not necessarily indicative of future price performance.

Supplemental Non-GAAP Disclosures (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts, generally representing net income before depreciation expense and gains and losses on sales of real estate. We believe that FFO, a non-GAAP measure, is helpful to investors, because net income includes the impact of depreciation expense, which assumes that real estate declines in value predictably over time, while we believe that real estate values change due to market conditions and inflation. We believe that Core FFO, another non-GAAP measure which represents FFO adjusted for items denoted in the table below, is a helpful supplemental measure for investors and allows them to compare our results with other real estate investment trusts, who generally present their own non-GAAP measure similar to our Core FFO. However, other REITs may not calculate Core FFO (or similarly termed measures) in the same manner, so it is important to consider these differences when making comparisons among REITs. Net operating income represents revenues less cost of operations (before depreciation) earned at each of our owned real estate locations, and our equity share of such amounts with respect to facilities owned by our equity investees (principally PSB and Shurgard Europe). We believe that net operating income provides investors an understanding of the underlying cash flows generated by our real estate investments. Each of these non-GAAP measures are not a substitute for net income or net cash flow provided from operating activities as a measure of our liquidity, our operating performance, or our ability to pay dividends.

Reconciliation of Net Income to Core FFO

(Amounts in millions, except per share amounts)

	For the year ended December 31,		
	2011	2010	2009
Net income	$ 836	$ 696	$ 790
Add back depreciation, including equity share	423	415	404
Eliminate net gain on sale of real estate, including equity share	(13)	(10)	(40)
Eliminate foreign exchange (gain) loss	7	42	(10)
Eliminate equity share of preferred share redemption allocations	(3)	2	(16)
Eliminate impairment charges, acquisition due diligence costs, change in accounting estimates and gains and losses on early redemption of debt, including equity share	6	8	7
Core FFO	1,256	1,153	1,135
Allocation to other equity interests (excluding allocations based upon redemptions)	(243)	(266)	(286)
Core FFO allocable to common shareholders	$ 1,013	$ 887	$ 849
Shares outstanding	170.8	169.8	168.8
Core FFO per common share	$ 5.93	$ 5.22	$ 5.03

Reconciliation of Net Income to Net Operating Income

(Amounts in millions)

	For the year ended December 31,		
	2011	2010	2009
Net income	$ 836	$ 696	$ 790
Eliminate amounts included in net income but not included in net operating income:			
Interest and other income	(32)	(29)	(30)
Depreciation and amortization, general and administrative and interest expense	435	422	405
Loss (gain) on foreign currency exchange, real estate disposition and debt retirement, discontinued operations, and asset impairment charges, net	(3)	36	(40)
Our equity share of depreciation, interest and other income, disposition gains, general and administrative and interest expense, and preferred income allocations of PSB and Shurgard Europe, net	96	91	77
Net operating income	$ 1,332	$ 1,216	$ 1,202

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

Commission File Number: 001-33519

PUBLIC STORAGE

(Exact name of Registrant as specified in its charter)

Maryland	**95-3551121**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349
(Address of principal executive offices) (Zip Code)

(818) 244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.250% Cumulative Preferred Share, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.125% Cumulative Preferred Share, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.600% Cumulative Preferred Share, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.180% Cumulative Preferred Share, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series F $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.625% Cumulative Preferred Share, Series M $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series N $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.875% Cumulative Preferred Share, Series O $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series P $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series Q $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.350% Cumulative Preferred Share, Series R $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 5.900% Cumulative Preferred Share, Series S $.01 par value	New York Stock Exchange

Common Shares, $.10 par value .... New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the Registrant as of June 30, 2011:

Common Shares, $0.10 Par Value – $16,077,731,000 (computed on the basis of $114.01 per share which was the reported closing sale price of the Company's Common Shares on the New York Stock Exchange on June 30, 2011).

As of February 22, 2012, there were 171,286,803 outstanding Common Shares, $.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirety by this statement.

Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission ("SEC") and the following:

- general risks associated with the ownership and operation of real estate including changes in demand, potential liability for environmental contamination, natural disasters, and adverse changes in laws and regulations governing property tax, real estate and zoning;

- risks associated with downturns in the national and local economies in the markets in which we operate, including risks related to current economic conditions and the economic health of our tenants;

- the impact of competition from new and existing self-storage and commercial facilities and other storage alternatives;

- difficulties in our ability to successfully evaluate, finance, integrate into our existing operations, and manage acquired and developed properties;

- risks associated with international operations including, but not limited to, unfavorable foreign currency rate fluctuations and local and global economic uncertainty that could adversely affect our earnings and cash flows;

- risks related to our participation in joint ventures;

- the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing environmental, tax and tenant insurance matters and real estate investment trusts ("REITs"), and risks related to the impact of new laws and regulations;

- risk of increased tax expense associated either with a possible failure by us to qualify as a REIT, or with challenges to intercompany transactions with our taxable REIT subsidiaries;

- disruptions or shutdowns of our automated processes and systems or breaches of our data security;

- difficulties in raising capital at a reasonable cost; and

- economic uncertainty due to the impact of war or terrorism.

We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results.

General

Public Storage was organized in 1980. Effective June 1, 2007, we reorganized Public Storage, Inc. into Public Storage (referred to herein as "the Company", "the Trust", "we", "us", or "our"), a Maryland real estate investment trust ("REIT"). Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use, and we also have equity interests in commercial facilities.

At December 31, 2011, our operating segments are comprised of the following:

(i) Domestic Self-Storage: This segment comprises our direct and indirect equity interests in 2,058 self-storage facilities (131 million net rentable square feet of space) located in 38 states within the United States ("U.S.") operating under the "Public Storage" brand name. We are the largest owner and operator of self-storage facilities in the U.S.

(ii) European Self-Storage: This segment comprises our 49% equity interest in Shurgard Europe, a private company that we believe is the largest owner and operator of self-storage facilities in Western Europe. Shurgard Europe owns 188 self-storage facilities (10 million net rentable square feet of space) located in seven countries in Western Europe which operate under the "Shurgard" brand name manages one facility located in the United Kingdom that is wholly-owned by Public Storage.

(iii) Commercial: This segment is primarily composed of our 42% equity interest in PS Business Parks, Inc. ("PSB"), (see Note 4 to our December 31, 2011 financial statements for more information regarding our ownership interest). PSB's business activities primarily include the ownership and operation of 27 million net rentable square feet of commercial space. We also wholly-own one million net rentable square feet of commercial space that is managed by PSB.

We conduct certain other activities that are not allocated to any segment, due to their relatively insignificant scale and dissimilarity in operating characteristics to our existing segments, including: (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) the sale of merchandise at our self-storage facilities and (iii) management of self-storage facilities owned by third-party owners and entities that we have an ownership interest in but are not consolidated.

For all taxable years subsequent to 1980, we qualified and intend to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We report annually to the SEC on Form 10-K, which includes financial statements certified by our independent registered public accountants. We have also reported quarterly to the SEC on Form 10-Q, which includes unaudited financial statements with such filings. We expect to continue such reporting.

On our website, www.publicstorage.com, we make available, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Competition

Self-storage facilities generally draw customers located within a three to five mile radius. Many of our facilities operate within three to five miles of well-located and well-managed competitors who utilize many of the same marketing channels we use, including yellow page and Internet advertising, as well as signage and banners. As a result, competition is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities.

While competition is significant, the self-storage industry remains fragmented in the U.S. We believe that we own approximately 5% of the aggregate self-storage square footage in the U.S., and that collectively the five largest self-storage operators in the U.S. own approximately 10% of the aggregate self-storage space in the U.S., with the remaining 90% owned by numerous private regional and local operators. This market fragmentation enhances the advantage of our economies of scale and our brand relative to other operators, and provides an opportunity for growth through acquisitions over the long term.

In seeking investments, we compete with a wide variety of institutions and other investors who also view self-storage facilities as attractive investments. The amount of capital available for real estate investments greatly influences the competition for ownership interests in facilities and, by extension, the yields that we can achieve on newly acquired investments.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our facilities are part of a comprehensive centralized reporting and information network which enables our management team to identify changing market conditions and operating trends as well as analyze customer data, and quickly change our properties' pricing and promotional discounting on an automated basis.

***National Telephone Reservation System*:** Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a particular storage facility, are directed to our centralized telephone reservation system. The sales representatives in the call center are sales specialists. These sales representatives discuss space requirements, location preferences, and price constraints with the prospective customer, and seek to meet those requirements with all our available space in the area, as well as other products and services we provide, in more consistent and comprehensive manner than an on-site property manager. We believe the centralized telephone reservation system provides added customer service and helps to maximize utilization of available self-storage space relative to using the self-storage property managers to process our incoming sales inquiries.

***On-line reservation and marketing system*:** We also provide customers the ability to review space availability, pricing, and make reservations online through our website, www.publicstorage.com. We invest extensively in advertising on the Internet, primarily through the use of search engines, and we regularly update and improve our web site to enhance its productivity.

Economies of scale: We are the largest provider of self-storage space in the U.S. As of December 31, 2011, we operated 2,058 self-storage facilities in which we had an interest with over one million self-storage spaces rented. These facilities are generally located in major markets within 38 states in the U.S. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues through the centralization of many functions with specialists, such as facility maintenance, employee compensation and benefits programs, revenue management, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

Our market share and concentration in major metropolitan centers makes various promotional and media programs more cost-beneficial for us than for our competitors. We can economically purchase large, prominent, well-placed yellow page ads that allow us to reach the consumer more effectively than smaller operators. Our large market share and well-recognized brand name increases the likelihood that our facilities will appear prominently in unpaid search results in Google and other search engines, and enhances the efficiency of our bidding for paid multiple-keyword advertising. We can use television advertising in many markets, while most of our competitors cannot do so cost-effectively.

Brand name recognition: We believe that the "Public Storage" brand name is the most recognized and established name in the self-storage industry in the U.S, due to our national reach in major markets in 38 states, and our highly visible facilities, with their orange colored doors and signage, that are located principally in heavily populated areas. We believe that the "Shurgard" brand, used by Shurgard Europe, is a similarly established and valuable brand in Europe.

Complementary ancillary operations: We also sell retail items associated with self-storage such as locks, cardboard boxes, and packing supplies, and we reinsure policies issued to our tenants against lost or damaged goods stored by our tenants. We believe these activities supplement our existing self-storage business by further meeting the needs of our customers.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our existing self-storage facilities, (ii) acquiring more facilities, (iii) developing or redeveloping existing real estate facilities, (iv) participating in the growth of commercial facilities, primarily through our investment in PSB, and (v) participating in the growth of Shurgard Europe. While our long-term strategy includes each of these elements, in the short run the level of growth in our asset base in any period is dependent upon the cost and availability of capital, as well as the relative attractiveness of investment alternatives.

Improve the operating performance of existing facilities: We seek to increase the net cash flow generated by our existing self-storage facilities by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our facilities relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling operating costs. We believe that our property management personnel and systems, combined with our national telephone reservation system and media advertising programs, will continue to enhance our ability to meet these goals.

Acquire properties owned or operated by others in the U.S.: We seek to capitalize on the fragmentation of the self-storage business through acquiring attractively priced, well-located existing self-storage facilities. We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities. Data on the rental rates and occupancy levels of our existing facilities provide us an advantage in evaluating the potential of acquisition opportunities. Since January 1, 2007, we have acquired 64 facilities from third parties (4.4 million net rentable square feet) for approximately $434.7 million, including 11 facilities (0.9 million net rentable square feet) for approximately $80.4 million in 2011. The level of third-party acquisition opportunities available to us depends upon many factors, including the motivation of potential sellers to liquidate their investments and the ability of leveraged owners to economically refinance existing mortgage debt. We decide whether to pursue any such acquisition opportunities based upon many factors including our opinion as to the potential for future growth, the quality of construction and location, and our yield expectations.

Development of real estate facilities: We believe that in the long-run, development of new storage locations and expansion of our existing self-storage facilities represent an important part of our growth strategy. New locations can be developed to meet customer needs and expand our market penetration. In addition, existing facilities can be expanded or enhanced to provide additional amenities such as climate control, or to better capitalize on increased population density in certain facilities' local market area. We have developed a significant number of new self-storage locations, and expanded existing self-storage facilities, in our history. However, due to the challenging operating environment, we substantially curtailed our development activities beginning in 2008. We continue to have a nominal development pipeline at December 31, 2011. Shurgard Europe has similarly reduced its development activities (see "Capitalize on the Potential for Growth in Europe" below).

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: Our investment in PSB provides us some diversification into another asset type, and we have no plans of disposing of our investment in PSB. During 2010 and 2011, the challenging economic trends in commercial real estate resulted in year over year decreases in rental income for PSB's "same park" facilities. It is uncertain what impact these trends will have on PSB's future occupancy levels and rental income.

Over the past two years, PSB has been able to grow its portfolio through acquisitions. In 2010, PSB acquired a total of 2.3 million net rentable square feet of commercial space for an aggregate purchase price of approximately $301.7 million, and in 2011, PSB acquired a total of 5.6 million net rentable square feet of commercial space for an aggregate purchase price of approximately $553.5 million. PSB is a stand-alone public company traded on the New York Stock Exchange. As of December 31, 2011, it owned and operated approximately 27.2 million net rentable square feet of commercial space, and had an enterprise value of approximately $3.0 billion (based upon the trading price of PSB's common shares combined with the liquidation value of its debt and preferred stock, as of December 31, 2011).

Participate in the growth of European self-storage through ownership in Shurgard Europe: Our investment in Shurgard Europe provides us with some diversification from U.S. self-storage. Shurgard Europe is the largest self-storage company in Western Europe and owns and operates approximately 10 million net rentable square feet in seven countries: France (principally Paris), Sweden (principally Stockholm), the United Kingdom (principally London), the Netherlands, Denmark (principally Copenhagen), Belgium and Germany.

In contrast to the U.S., the European self-storage industry is relatively immature. In each of the markets that Shurgard Europe operates in, customer awareness of the product, and availability of product, is low relative to the U.S. Although many European consumers are not yet aware of the self-storage concept, they tend to live in more densely populated areas in smaller living spaces (as compared to the U.S.) that, we believe, should make self-storage an attractive product. Most Europeans are familiar with the concept of storage only as an ancillary service provided by moving companies, and more consumer familiarity, combined with more available self-storage space, could result in a significant increase in the utilization of the self-storage product in the long term. In the longer term, we believe that there is significant potential for Shurgard Europe to expand the number of self-storage facilities it owns in Europe, either through development of new facilities or acquisition of existing facilities from private or publicly-held owners.

We own 49% of Shurgard Europe and one wholly-owned property in London. The other 51% is owned by a large U.S. pension fund. We have no plans of disposing of our investment in Shurgard Europe. During 2011, we and our joint venture partner made a pro-rata equity contribution to fund Shurgard Europe's acquisition of the 80% equity interests it did not own in two legacy joint ventures owning 72 self-storage facilities for an aggregate of $237.9 million (€172.0 million). As a result, Shurgard Europe now wholly-owns 188 facilities.

In November 2011, Shurgard Europe obtained a €215.0 million term loan from Wells Fargo which matures in November 2014 (the "Wells Fargo Loan"). The proceeds from the Wells Fargo Loan were used to repay debt (€183.0 million) secured by the 72 facilities held by the joint ventures, as well as repay €32.0 million of the debt Shurgard Europe owes to Public Storage which totaled $402.7 million (€311.0 million) at December 31, 2011.

The Wells Fargo Loan requires Shurgard Europe to utilize a significant amount of its operating cash flow to reduce the outstanding principal. As a result, and in the absence of additional capital contributions by either us or our joint venture partner, Shurgard Europe's ability to finance growth will be very limited until the Wells Fargo Loan has been repaid.

Financing of the Company's Growth Strategies

Overview of financing strategy: Over the past three years we funded the cash portion of our acquisition and development activities with permanent capital (predominantly retained cash flow and the net proceeds from the issuance of preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intention is to continue to finance substantially all our growth with internally generated cash flows and permanent capital.

Issuance of preferred and common securities: We believe that we are not dependent upon raising capital to fund our existing operations or meet our obligations, due to our low levels of debt and significant cash from operations available for principal payments on debt and reinvestment (see "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" below). However, access to capital is important to growing our asset base. When growth capital is needed, we select either common or preferred securities based upon the relative cost of capital. For at least the last ten years, we have raised cash proceeds for growth and other corporate purposes primarily through the issuance of preferred securities, while we have issued common stock only in connection with mergers and the acquisition of interests in real estate entities. During periods of favorable market conditions, we have generally been able to raise capital at attractive costs; however, we are dependent upon capital market conditions and there can be no assurance that future market conditions will be favorable. During the years ended December 31, 2011 and 2010, we issued approximately $862.5 million and $270.0 million, respectively, of preferred securities, and on January 12, 2012, we issued another $460.0 million of preferred securities.

Borrowing: We have in the past used our $300 million revolving line of credit as temporary "bridge" financing, and repaid those amounts with permanent capital. When we have assumed debt in the past, we have generally prepaid such amounts except in cases where the nature of the loan terms did not allow such prepayment, or where a prepayment penalty made it economically disadvantageous to prepay. Our current debt outstanding was assumed either in connection with property acquisitions or in connection with the merger with Shurgard in 2006. While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Debt" below.

Our senior debt has an "A" credit rating by Standard and Poor's. Notwithstanding our desire is to continue to meet our capital needs with preferred and common equity, this high rating, combined with our low level of debt, could allow us to issue a significant amount of unsecured debt in the current markets if we were to choose to do so.

Issuance of securities in exchange for property: We have issued both our common and preferred securities in exchange for real estate and other investments in the past. Future issuances will be dependent upon our financing needs and capital market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: We have formed and may form additional joint ventures to facilitate the funding of future developments or acquisitions. However, we can generally issue preferred securities on more favorable terms than joint venture financing.

Disposition of properties: Disposition of properties to raise capital has not been one of our strategies. Generally, we have disposed of self-storage facilities only because of condemnation proceedings, which compel us to sell. We do not presently intend to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Unconsolidated Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by our Board of Trustees without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage facilities (the nature of our self-storage facilities is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage facilities.
- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name in the U.S., as well as storage facilities managed in Europe under the "Shurgard" brand name which are owned by Shurgard Europe.
- Additional acquired interests in real estate (other than the acquisition of properties from third parties) will include common equity interests in entities in which we already have an interest.
- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

Facilities Owned by Subsidiaries

In addition to our direct ownership of 2,015 self-storage facilities in the U.S. and one self-storage facility in London, England at December 31, 2011, we have controlling indirect interests in entities that own 26 self-storage facilities in the U.S. with approximately two million net rentable square feet. Due to our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities in our financial statements.

Facilities Owned by Unconsolidated Real Estate Entities

At December 31, 2011, we had ownership interests in entities that we do not control or consolidate, comprised of PSB, Shurgard Europe, and various limited partnerships that own an aggregate of 17 self-storage facilities with approximately one million net rentable square feet of storage space. These entities are referred to collectively as the "Unconsolidated Real Estate Entities."

PSB, which files financial statements with the SEC, and Shurgard Europe, have debt and other obligations that we do not consolidate in our financial statements. All of the other Unconsolidated Real Estate Entities have no significant amounts of debt or other obligations. See Note 4 to our December 31, 2011 financial statements for further disclosure regarding the assets, liabilities and operating results of the Unconsolidated Real Estate Entities.

Limitations on Debt

Without the consent of holders of the various series of Senior Preferred Shares, we may not take any action that would result in our "Debt Ratio" exceeding 50%. "Debt Ratio", as defined in the related governing documents, represents generally the ratio of debt to total assets before accumulated depreciation and amortization on our balance sheet, in accordance with U.S. generally accepted accounting principles. As of December 31, 2011, the Debt Ratio was approximately 3%.

Our bank and senior unsecured debt agreements contain various customary financial covenants, including limitations on the level of indebtedness and the prohibition of the payment of dividends upon the occurrence of defined events of default. We believe we have met each of these covenants as of December 31, 2011.

Employees

We have approximately 5,000 employees in the U.S. at December 31, 2011 who render services on behalf of the Company, primarily personnel engaged in property operations.

Seasonality

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Insurance

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property losses and $102 million for general liability losses are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1.0 million resulting from any one individual event, to a limit of $25.0 million. Effective December 1, 2011, these coverage amounts were changed to $5.0 million and $15.0 million, respectively. At December 31, 2011, there were approximately 0.7 million certificate holders held by our self-storage tenants participating in this program, representing aggregate coverage of approximately $1.5 billion. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

ITEM 1A. Risk Factors

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in **Forward Looking Statements** at the beginning of Item 1.

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate that can adversely impact our business and financial condition.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of acquiring and owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes, hurricanes and floods; which could exceed the aggregate limits of our insurance coverage;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale of a nonstrategic property difficult or unattractive including the impact of the current turmoil in the credit markets;
- increases in insurance premiums, property tax assessments and other operating and maintenance expenses;
- transactional costs and liabilities, including transfer taxes;
- adverse changes in tax, real estate and zoning laws and regulations; and
- tenant and employment-related claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 13 under "Insurance and Loss Exposure" to our December 31, 2011 financial statements.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2011. Local market conditions play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located is significant and has affected our occupancy levels, rental rates and operating expenses. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, we may be required by law to clean up hazardous substances at our properties. Certain laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous substances. Liability is usually not limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, also may adversely affect our ability to sell, lease, operate, or encumber affected facilities.

We have evaluated the environmental condition of, and potential liabilities associated with, most of our properties by conducting preliminary environmental assessments. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of publicly available information regarding the site and other properties in the vicinity. As a result, we have become aware that prior activities at some facilities (or migration from nearby properties) have or may have resulted in contamination to the soil or groundwater at these facilities. When purchasing new properties, if we become aware of potential or actual contamination, we may attempt to obtain purchase price adjustments, indemnifications or environmental insurance coverage. We cannot assure you that such protections, if obtained, will always be sufficient to cover actual future liabilities nor that our assessments have identified all such risks. Although we cannot provide any assurance, we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operations.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint or otherwise become aware that an air quality concern exists, we implement corrective measures and seek to work proactively with our tenants to resolve issues, subject to our contractual limitations on liability for such claims. However, we can give no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. Development of self-storage facilities is subject to significant risks. Construction and opening of these facilities can be delayed or increase in cost due to changes in or failure to meet government or regulatory requirements, weather issues, unforeseen site conditions, personnel problems, and other factors. Once newly developed facilities are opened, rent-up of the newly developed space can be delayed or ongoing cash flow yields can be reduced due to competition, reductions in storage demand, or other factors. While we or Shurgard Europe are not currently planning to develop additional facilities in the short-run, if we or Shurgard Europe were to commence significant development of facilities, our exposure to development and fill-up risks would increase.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes, which could increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Recent local government shortfalls in tax revenue may cause pressure to increase tax rates or assessment levels or impose new taxes. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA") and similar state law requirements. A failure to comply with the ADA or similar state laws could lead to government imposed fines on us and/or litigation, which could also involve an award of damages to individuals affected by the non-compliance. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We incur liability from tenant and employment-related claims. From time to time we have to make monetary settlements or defend actions or arbitration (including class actions) to resolve tenant or employment-related claims and disputes.

Global economic conditions adversely affect our business, financial condition, growth and access to capital.

There continues to be global economic uncertainty, elevated levels of unemployment, reduced levels of economic activity, and it is uncertain as to when economic conditions will improve. These negative economic conditions in the markets where we operate facilities, and other events or factors that adversely affect demand for storage space, could continue to adversely affect our business.

Our ability to issue preferred shares or other sources of capital, such has borrowing, has been in the past, and may in the future, be adversely affected by challenging credit market conditions. The issuance of perpetual preferred securities historically has been a significant source of capital to grow our business. We believe that we have sufficient working capital and capacity under our credit facilities and our retained cash flow from operations to continue to operate our business as usual and meet our current obligations. However, if we were unable to issue preferred shares or borrow at reasonable rates, that could limit the earnings growth that might otherwise result from the acquisition and development of real estate facilities.

The acquisition of existing properties is a significant component of our long-term growth strategy, and acquisitions of existing properties are subject to risks that may adversely affect our growth and financial results.

We acquire existing properties, either in individual transactions or as part of the acquisition of other storage operators. In addition to the general risks related to real estate described above, we are also subject to the following risks which may jeopardize our realization of benefits from acquisitions.

Any failure to manage acquisitions and other significant transactions and to successfully integrate acquired operations into our existing business could negatively impact our financial results. To fully realize anticipated earnings from an acquisition, we must successfully integrate the property into our operating platform. Failures or unexpected circumstances in the integration process, such as a failure to maintain existing relationships with tenants and employees due to changes in processes, standards, or compensation arrangements, or circumstances we did not detect during due diligence, could jeopardize realization of the anticipated earnings.

Acquired properties are subject to property tax reappraisals which may increase our property tax expense. Facilities that we acquire are subject to property tax reappraisal which can result in substantial increases to the ongoing property taxes paid by the seller. The reappraisal process is subject to judgment of governmental agencies regarding estimated real estate values and other factors, and as a result there is a significant degree of uncertainty in estimating the property tax expense of an acquired property. In connection with future or recent acquisitions of properties, if our estimates of property taxes following reappraisal are too low, we may not realize anticipated earnings from an acquisition.

As a result of our ownership of 49% of the international operations of Shurgard Europe with a book value of $375.5 million at December 31, 2011, and our loan to Shurgard Europe aggregating $402.7 million at December 31, 2011, we are exposed to additional risks related to international businesses that may adversely impact our business and financial results.

We have limited experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, European operations have inherent risks, including without limitation the following:

- currency risks, including currency fluctuations, which can impact the fair value of our equity investment in Shurgard Europe, as well as interest payments and the net proceeds to be received upon repayment of our loan to Shurgard Europe;
- unexpected changes in legislative and regulatory requirements,
- potentially adverse tax burdens;
- burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;
- the potential impact of collective bargaining;
- obstacles to the repatriation of earnings and cash;
- regional, national and local political uncertainty;
- economic slowdown and/or downturn in foreign markets;
- difficulties in staffing and managing international operations;
- reduced protection for intellectual property in some countries;
- inability to effectively control less than wholly-owned partnerships and joint ventures; and
- the importance of local senior management and the potential negative ramifications of the departure of key executives.

The following additional specific risks apply with respect to our interest in and loan to Shurgard Europe:

- *Shurgard Europe has debt outstanding that will be repaid before our loan*: Shurgard Europe has a loan outstanding to Wells Fargo totaling $274.4 million (€211.9 million) at December 31, 2011. While our loan participates pari passu with the Wells Fargo loan in a liquidation of Shurgard Europe, the Wells Fargo loan is due on November 2014, while our loan to Shurgard Europe matures in February 2015. In addition, Shurgard Europe is obligated to utilize most of its available cash flow to make principal payments on the Wells Fargo loan, which limits the principal payments that could otherwise be made on our loan. As a result, the Wells Fargo Loan will be repaid prior to our loan.

- *Shurgard Europe's ability to repay its loan from us and Wells Fargo may be limited due to market conditions.* If Shurgard Europe's available cash flow significantly declines and it is unable to obtain financing at a reasonable cost of capital due to a constrained equity or credit environment, negative operating trends, or other factors, it may not be able to repay either the Wells Fargo loan, or our loan. In such a circumstance, we may have to pursue less advantageous options, such as an additional equity contribution or loan, extending the maturity date of our loan, or exercising our lender rights. We have in the past extended the maturity date of our loan to Shurgard Europe, most recently to February 2015 from March 2013.

- *Shurgard Europe's Same Store revenues have decreased in the past, and have recently exhibited negative trends.* While Shurgard Europe had positive Same Store revenue growth in 2010 and 2011, the growth in Same Store revenue decreased to 1.3% in 2011 from 3.0% in 2010, and it had negative revenue growth in 2009 and could have reductions in revenue in the future. Such reductions may negatively impact Shurgard Europe's liquidity and ability to repay its debts (including the debt owed to us), due to declining interest coverage ratios and other metrics which affect the availability and cost of capital, as well as reduce the value of our investment in Shurgard Europe.

We are subject to risks related to our ownership of assets in joint venture structures, most notably our investment in Shurgard Europe:

Ownership of assets in joint ventures may present additional risks, including without limitation, the following:

- risks related to the financial strength, common business goals and strategies and cooperation of the venture partner;
- the inability to take some actions with respect to the joint venture activities that we may believe are favorable, if our joint venture partner does not agree;
- the risk that we could lose our REIT status based upon actions of the joint ventures if we are unable to effectively control these indirect investments;
- the risk that we may not control the legal entity that has title to the real estate;
- the risk that our investments in these entities may not be easily sold or readily accepted as collateral by our lenders, or that lenders may view assets held in joint ventures as less favorable as collateral;
- the risk that the joint ventures could take actions which may negatively impact our preferred shares and debt ratings, to the extent that we could not prevent these actions;
- the risk that we may be constrained from certain activities of our own that we would otherwise deem favorable, due to non-compete clauses in our joint venture arrangements; and
- the risk that we will be unable to resolve disputes with our joint venture partners.

The Hughes Family could control us and take actions adverse to other shareholders.

At December 31, 2011, B. Wayne Hughes, former Chairman and current member of the Board of Trustees and his family (the "Hughes Family") owned approximately 16.7% of our aggregate outstanding common shares. Our declaration of trust permits the Hughes Family to own up to 47.66% of our outstanding common shares. Consequently, the Hughes Family may significantly influence matters submitted to a vote of our shareholders, including electing trustees, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to other shareholders.

Certain provisions of Maryland law and in our declaration of trust and bylaws may prevent changes in control or otherwise discourage takeover attempts beneficial to shareholders.

Certain provisions of Maryland law may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our shares with the opportunity to realize a premium over the then-prevailing market price of our shares. Currently, the

Board has opted not to subject the Company to the statutory limitations of either the business combination provisions or the control share acquisitions provisions of Maryland law, but the Board may change this option as to either statute in the future. If the Board chooses to make them applicable to us, these provisions could delay, deter or prevent a transaction or change of control that might involve a premium price for holders of common shares or might otherwise be in their best interest. Similarly, (1) limitations on removal of trustees in our declaration of trust, (2) restrictions on the acquisition of our shares of beneficial interest, (3) the power to issue additional common shares, preferred shares or equity shares, (4) the advance notice provisions of our bylaws and (5) the Board's ability under Maryland law, without obtaining shareholder approval, to implement takeover defenses that we may not yet have and to take, or refrain from taking, other actions without those decisions being subject to any heightened standard of conduct or standard of review, could have the same effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of the common shares or might otherwise be in common shareholders' best interest.

To preserve our status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), our declaration of trust contains limitations on the number and value of shares of beneficial interest that any person may own. These ownership limitations generally limit the ability of a person, other than the Hughes Family (as defined in our declaration of trust) and other than "designated investment entities" (as defined in our declaration of trust), to own more than 3% of our outstanding common shares or 9.9% of the outstanding shares of any class or series of preferred or equity shares, in each case, in value or number of shares, whichever is more restrictive, unless an exemption is granted by our board of trustees. These limitations could discourage, delay or prevent a transaction involving a change in control of our company not approved by our board of trustees.

If we failed to qualify as a REIT for income tax purposes, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

Investors are subject to the risk that we may not qualify as a REIT for income tax purposes. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute at least 90% of our REIT taxable income to our shareholders. Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PSB, as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of relief provisions set forth in the Code, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes. A taxable REIT subsidiary is taxable as a regular corporation and may be limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, to the extent that amounts paid to us by our taxable REIT subsidiaries are in excess of amounts that would be paid under similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on the excess payments. To the extent that the Company is required to pay federal, foreign, state or local taxes or federal penalty taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes, telecommunications, and the Internet and are faced with system security and system failure risks.

We have become increasingly centralized and dependent upon automated information technology processes, and certain critical components of our operating systems are dependent upon third party providers. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted operations at our third party providers. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in our third party providers could negatively impact our operations. In addition, an increasing portion of our business operations are conducted over the Internet, increasing the risk of viruses and other related risks that could cause system failures and disruptions of operations. Experienced computer programmers may be able to undertake a "cyber-attack" and penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns, which could result in additional costs or legal liability to us. Nearly half of our new tenants come from sales channels dependent upon telecommunications (telephone or Internet).

We have no ownership interest in Canadian self-storage facilities owned or operated by the Hughes Family.

At December 31, 2011, the Hughes Family had ownership interests in, and operated, 53 self-storage facilities in Canada under the name "Public Storage", which name we license to the Hughes Family for use in Canada on a royalty-free, non-exclusive basis. We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes Family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities. Although we have no current plans to enter the Canadian self-storage market, if we choose to do so without acquiring the Hughes Family interests in their Canadian self-storage properties, our right to use the Public Storage name in Canada may be shared with the Hughes Family unless we are able to terminate the license agreement.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada in which the Hughes Family has ownership interests. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PS Insurance Company, or PSICH. During each of the three years ended December 31, 2011, we received $0.6 million, respectively, in reinsurance premiums attributable to the Canadian facilities. Since PSICH's right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

We are subject to laws and governmental regulations and actions that affect our operating results and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal, state and local laws, regulations and policies including those imposed by the SEC, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and New York Stock Exchange, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance and restatement of our financial statements.

There can also be no assurance that, in response to current economic conditions or the current political environment or otherwise, laws and regulations will not be implemented or changed in ways that adversely affect our operating results and financial condition, such as recently adopted legislation that expands health care coverage costs or facilitates union activity or federal legislative proposals to otherwise increase operating costs.

Our tenant insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold Limited Lines Self-Service Storage Insurance Agent licenses from a number of individual state Departments of Insurance and are subject to state governmental regulation and supervision. Our continued ability to maintain these Limited Lines Self-Service Storage Insurance Agent licenses in the jurisdictions in which we are licensed depends on our compliance with related rules and regulations. The regulatory authorities in each jurisdiction generally have broad discretion to grant, renew and revoke licenses and approvals, to promulgate, interpret, and implement regulations, and to evaluate compliance with regulations through periodic examinations, audits and investigations of the affairs of insurance agents. As a result of regulatory or private action in any jurisdiction, we may be precluded or temporarily suspended from carrying on some or all of our reinsurance activities, including those activities we have conducted in the past, or otherwise fined or penalized or suffer an adverse judgment in a given jurisdiction. For the year ended December 31, 2011, revenues from our tenant reinsurance business represented approximately 4% of our revenues.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

There is the risk of terrorist attacks and other acts of violence or war against the U.S., the European Community, or their businesses or interests, which could have a material adverse impact on our business and operating results. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the U.S. to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business and financial results.

We are headquartered in, and approximately one-fifth of our properties in the U.S. are located in, California, which like many other state and local jurisdictions is facing severe budgetary problems and deficits. Action that may be taken in response to these problems, such as increases in property taxes, changes to sales taxes, adoption of a proposed "Business Net Receipts Tax" or other governmental efforts to raise revenues could adversely impact our business and results of operations.

ITEM 1B. **Unresolved Staff Comments**

Not applicable.

ITEM 2. Properties

At December 31, 2011, we had direct and indirect ownership interests in 2,058 self-storage facilities located in 38 states within the U.S. and 189 storage facilities located in seven Western European nations:

	At December 31, 2011	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
United States:		
California:		
Southern	236	16,584
Northern	172	10,024
Texas	236	15,493
Florida	194	12,746
Illinois	126	7,904
Washington	91	6,028
Georgia	93	6,039
North Carolina	69	4,775
Virginia	78	4,453
New York	63	4,221
Colorado	59	3,713
New Jersey	54	3,417
Maryland	57	3,404
Minnesota	43	2,931
Michigan	43	2,755
Arizona	37	2,259
South Carolina	40	2,155
Missouri	37	2,136
Oregon	39	2,006
Nevada	29	1,947
Indiana	31	1,926
Ohio	31	1,922
Pennsylvania	28	1,867
Tennessee	27	1,528
Kansas	22	1,310
Massachusetts	19	1,179
Wisconsin	15	968
Other states (12 states)	89	4,980
Total – U.S.	2,058	130,670
Europe (b):		
France	56	2,949
Netherlands	40	2,182
Sweden	30	1,629
Belgium	21	1,265
United Kingdom	21	1,026
Germany	11	553
Denmark	10	562
Total - Europe	189	10,166
Grand Total	2,247	140,836

(a) See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2011 financials, for a complete list of properties consolidated by the Company.

(b) The facilities located in Europe include one facility in the United Kingdom that we wholly own, as well as the facilities owned by Shurgard Europe.

Our facilities are generally operated to maximize cash flow through the regular review and adjustment of rents charged to our tenants, and controlling expenses. For the year ended December 31, 2011, the weighted average occupancy level and the average realized rent per occupied square foot for our self-storage facilities were approximately 90.7% and $12.99, respectively, in the U.S. and 81.9% and $27.27, respectively, in Europe.

At December 31, 2011, 76 of our U.S. facilities were encumbered by an aggregate of $212 million in secured notes payable. These facilities had a net book value of $490 million at December 31, 2011.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, securing the space with their lock, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage. Storage facility spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space, and other characteristics that affect the relative attractiveness of each particular space, such as whether the space has "drive-up" access or its proximity to elevators. All of our self-storage facilities in the U.S. are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the "Shurgard" brand name.

Users include individuals from virtually all demographic groups, as well as businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months and incremental demand from college students.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the U.S. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments.

Competition from other self-storage facilities is significant and impacts the occupancy levels and rental rates for many of our properties.

We believe that self-storage facilities, upon achieving stabilized occupancy levels of approximately 90%, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance. Historically, upon stabilization after an initial fill-up period, our U.S. self-storage facilities have generally shown a high degree of stability in generating cash flows.

Commercial Properties: In addition to our interests in 2,247 self-storage facilities, we have an interest in PSB, which, as of December 31, 2011, owns and operates approximately 27.2 million net rentable square feet of commercial space in eight states. At December 31, 2011, the $329 million book value and $727 million market value, respectively, of our investment in PSB represents approximately 4% and 8%, respectively of our total assets.

We also directly own 1.6 million net rentable square feet of commercial space managed primarily by PSB, primarily representing individual retail locations at our existing self-storage locations.

The commercial properties owned by PSB consist primarily of flex, multi-tenant office and industrial space. Flex space is defined as buildings that are configured with a combination of office and warehouse space and can be designed to fit a wide variety of uses (including office, assembly, showroom, laboratory, light manufacturing and warehouse space).

Environmental Matters: Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

We are a party to various other legal proceedings and subject to various claims and complaints that have arisen in the normal course of business. We believe that the likelihood of these pending legal matters and other contingencies resulting in a material loss to the Company, either individually or in the aggregate, is remote.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

a. Market Information of the Registrant's Common Equity:

Our Common Shares (NYSE: PSA), including those of Public Storage, Inc. prior to our reorganization in June 2007, have been listed on the New York Stock Exchange since October 19, 1984. Our Depositary Shares each representing 1/1,000 of an Equity Share, Series A (NYSE:PSAA) (see section c. below), including those of Public Storage, Inc. prior to our reorganization in June 2007 were listed on the New York Stock Exchange beginning February 14, 2000 until their redemption by us in April 2010.

The following table sets forth the high and low sales prices of our Common Shares on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2010	1st	$ 94.20	$ 74.74
	2nd	100.58	85.04
	3rd	104.35	85.04
	4th	106.12	94.60
2011	1st	113.36	99.96
	2nd	120.00	107.21
	3rd	124.81	101.77
	4th	136.67	103.42

As of February 15, 2012, there were approximately 17,985 holders of record of our Common Shares.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. During 2011 we paid distributions to our common shareholders of $0.80 per common share for the quarter ended March 31 and $0.95 per common share for each of the quarters ended June 30 and September 30, and ended December 31. Total distributions on common shares for 2011 amounted to $619.7 million or $3.65 per share. During 2010 we paid distributions to our common shareholders of $0.65 per common share for the quarter ended March 31 and $0.80 per common share for each of the quarters ended June 30 and September 30, and ended December 31. Total distributions on common shares for 2010 amounted to $515.3 million or $3.05 per share. During 2009, we paid distributions to our common shareholders of $0.55 per common share for each of the quarters ended March 31, June 30, September 30 and December 31. Total distributions on common shares for 2009 amounted to $370.4 million or $2.20 per share.

Holders of common shares are entitled to receive distributions when and if declared by our Board of Trustees out of any funds legally available for that purpose. In order to maintain our REIT status for federal income tax purposes, we are generally required to pay dividends at least equal to 90% of our real estate investment trust taxable income for the taxable year (for this purpose, certain dividends paid in the subsequent year may be taken into account). We intend to continue to pay distributions sufficient to permit us to maintain our REIT status.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2011, the dividends paid on common shares ($3.65 per share), on all the various classes of preferred shares were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.9406%	100.0000%	100.0000%	96.6553%
Long-term Capital Gain......	0.0594%	0.0000%	0.0000%	3.3447%
Total	100.0000%	100.0000%	100.0000%	100.0000%

For 2010, the dividends paid on common shares ($3.05 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	100.0000%	100.0000%
Long-term Capital Gain......	0.0000%	0.0000%	0.0000%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

c. Equity Shares

The Company is authorized to issue 100,000,000 equity shares. Our declaration of trust provides that the equity shares may be issued from time to time in one or more series and gives the Board of Trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity shares.

At December 31, 2009, we had 4,289,544 Equity Shares, Series A outstanding. On March 12, 2010, we called for redemption all of our outstanding shares of Equity Shares, Series A. The redemption occurred on April 15, 2010 at $24.50 per share for aggregate redemption amount of $205.4 million.

During each of the three months ended March 31, 2010 and 2009, June 30, 2009, September 30, 2009 and December 31, 2009, we allocated income and paid quarterly distributions to the holders of the Equity Shares, Series A totaling $5.1 million ($0.6125 per share) based on 8,377,193 weighted average depositary shares outstanding. Net income allocated to the Equity Shares, Series A for the year ended December 31, 2010 also includes $25.7 million ($3.07 per share), representing the excess of cash paid to redeem the securities over the original issuance proceeds. As a result of the redemption on April 15, 2010, no further distributions were paid subsequent to March 31, 2010.

At December 31, 2009, we had 4,289,544 Equity Shares, Series AAA ("Equity Shares AAA") outstanding with a carrying value of $100,000,000, all of which were held by one of our wholly-owned subsidiaries throughout all periods presented, and were eliminated in consolidation. On August 31, 2010, we retired all Equity Shares AAA outstanding. During the years ended December 31, 2010 and 2009, we paid quarterly distributions to the holder of the Equity Shares, Series AAA of $0.5391 per share for each of the quarters ended March 31 and June 30. During the year ended December 31, 2009, we also paid distributions of $0.5391 per share for each of the quarters ended September 30 and December 31. As a result of the retirement on August 31, 2010, no further distributions were paid subsequent to June 30, 2010.

d. Common Share Repurchases

Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During 2009, 2010 and 2011, we did not repurchase any of our common shares. From the inception of the repurchase program through February 24, 2012, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Our common share repurchase program does not have an expiration date and there are 11,278,084 common shares that may yet be repurchased under our repurchase program as of December 31, 2011. During the year ended December 31, 2011, we did not repurchase any of our common shares outside our publicly announced repurchase program. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

e. Preferred Share Redemptions

During May and June, 2011, we redeemed all 20.7 million of our outstanding Cumulative Preferred Shares, Series I with a liquidation amount of $517.5 million for an aggregate of $522.8 million in cash (inclusive of accrued dividends).

During August 2011, we redeemed all 17.0 million of our outstanding Cumulative Preferred Shares, Series K with a liquidation amount of $424.8 million for an aggregate of $429.2 million in cash (inclusive of accrued dividends).

During September 2011, we redeemed all 4.0 million of our outstanding Cumulative Preferred Shares, Series G with a liquidation amount of $100.0 million for an aggregate of $101.8 million in cash (inclusive of accrued dividends).

During November 2011, we redeemed all 4.2 million of our outstanding Cumulative Preferred Shares, Series H with a liquidation amount of $105.0 million for an aggregate of $106.2 million in cash (inclusive of accrued dividends).

The following table presents monthly information related to our redemption of all of our outstanding Cumulative Preferred Shares, Series I, Series K, Series G and Series H during the year ended December 31, 2011:

Period Covered	Total Number of Shares/Units Repurchased	Average Price Paid per Share/Unit
January 1, 2011 – January 31, 2011	-	-
February 1, 2011 – February 28, 2011	-	-
March 1, 2011 – March 31, 2011	-	-
April 1, 2011 – April 30, 2011	-	-
May 1, 2011 – May 31, 2011		
Preferred Shares - Series I	14,000,000	$ 25.00
June 1, 2011 – June 30, 2011		
Preferred Shares - Series I	6,700,000	$ 25.00
July 1, 2011 – July 31, 2011	-	-
August 1, 2011 – August 31, 2011		
Preferred Shares - Series K	16,990,000	$ 25.00
September 1, 2011 – September 30, 2011		
Preferred Shares - Series G	4,000,000	$ 25.00
October 1, 2011 – October 31, 2010	-	-
November 1, 2011 – November 30, 2011		
Preferred Shares - Series H	4,200,000	$ 25.00
December 1, 2011 – December 31, 2011	-	-
Total	45,890,000	$ 25.00

ITEM 6. **Selected Financial Data**

	For the year ended December 31,				
	2011	2010	2009	2008 (1)	2007
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$1,719,769	$1,615,894	$1,593,107	$1,682,582	$1,771,096
Interest and other income	32,333	29,017	29,813	36,155	11,417
	1,752,102	1,644,911	1,622,920	1,718,737	1,782,513
Expenses:					
Cost of operations	543,029	529,195	520,912	553,487	629,116
Depreciation and amortization	358,431	353,718	339,445	407,840	618,772
General and administrative	52,410	38,487	35,735	62,809	59,749
Interest expense	24,222	30,225	29,916	43,944	63,671
	978,092	951,625	926,008	1,068,080	1,371,308
Income from continuing operations before equity in earnings of unconsolidated real estate entities, foreign currency exchange (loss) gain, gain (loss) on disposition of real estate investments, early retirement of debt and asset impairment charges - net	774,010	693,286	696,912	650,657	411,205
Equity in earnings of unconsolidated real estate entities	58,704	38,352	53,244	20,391	12,738
Foreign currency exchange (loss) gain	(7,287)	(42,264)	9,662	(25,362)	58,444
Gain (loss) on disposition of real estate investments, early retirement of debt, and asset impairment charges, net	8,615	(167)	37,540	336,020	5,212
Income from continuing operations	834,042	689,207	797,358	981,706	487,599
Discontinued operations	2,417	6,907	(6,902)	(7,834)	(521)
Net income	836,459	696,114	790,456	973,872	487,078
Net income allocated (to) from noncontrolling equity interests	(12,617)	(24,076)	44,165	(38,696)	(29,543)
Net income allocable to Public Storage shareholders	$823,842	$672,038	$834,621	$935,176	$457,535
Per Common Share:					
Distributions	$3.65	$3.05	$2.20	$2.80	$2.00
Net income – Basic	$3.31	$2.36	$3.48	$4.19	$1.18
Net income – Diluted	$3.29	$2.35	$3.47	$4.18	$1.17
Weighted average common shares – Basic	169,657	168,877	168,358	168,250	169,342
Weighted average common shares – Diluted	170,750	169,772	168,768	168,675	169,850
Balance Sheet Data:					
Total assets	$8,932,562	$9,495,333	$9,805,645	$9,936,045	$10,643,102
Total debt	$398,314	$568,417	$518,889	$643,811	$1,069,928
Public Storage shareholders' equity	$8,288,209	$8,676,598	$8,928,407	$8,708,995	$8,763,129
Permanent noncontrolling interests' equity	$22,718	$32,336	$132,974	$358,109	$500,127
Other Data:					
Net cash provided by operating activities	$1,203,452	$1,093,221	$1,112,857	$1,076,971	$1,047,652
Net cash provided by (used in) investing activities	$(81,355)	$(266,605)	$(91,409)	$340,018	$(261,876)
Net cash used in financing activities	$(1,438,546)	$(1,132,709)	$(938,401)	$(984,076)	$(1,081,504)

(1) The decreases in our revenues, cost of operations, and depreciation and amortization in 2008 is due primarily to our disposition of an interest in Shurgard Europe on March 31, 2008.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and notes thereto.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our financial statements, which have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The preparation of our financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our financial statements and accompanying notes. The notes to our December 31, 2011 financial statements, primarily Note 2, summarize the significant accounting policies and methods used in the preparation of our financial statements and related disclosures.

We believe the following are our critical accounting policies, because they have a material impact on the portrayal of our financial condition and results, and they require us to make judgments and estimates about matters that are inherently uncertain.

Income Tax Expense: We have elected to be treated as a real estate investment trust ("REIT"), as defined in the Internal Revenue Code. As a REIT, we do not incur federal income tax if we distribute 100% of our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) each year, and if we meet certain organizational and operational rules. We believe we have met these REIT requirements in 2011 and for all other periods presented herein. Accordingly, we have recorded no federal income tax expense related to our REIT taxable income.

Our assumption that we have met the REIT requirements could be incorrect, because the REIT requirements are complex, require ongoing factual determinations, and there could be future unanticipated changes in our circumstances, or circumstances in previous years that we did not identify could affect our compliance. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable statutory relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income and could be subject to penalties and interest, and our net income would be materially different from our current estimates.

In addition, our taxable REIT subsidiaries are taxable as a regular corporation. To the extent that amounts paid to us by our taxable REIT subsidiaries are in excess of amounts that would be paid under similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on the excess payments. If we became subject to such a penalty tax, our net income could be materially overstated from our current estimates.

Impairment of Long-Lived Assets: Substantially all of our assets, consisting primarily of real estate, are long-lived assets. The evaluation of long-lived assets for impairment involves identification of indicators of impairment, projections of future operating cash flows, and determining fair values, all of which require significant judgment and subjectivity. Others could come to materially different conclusions than we did regarding impairment. In addition, we may not have identified all current facts and circumstances that may affect impairment. Any unidentified impairment loss, or change in assumptions as to cash flows or fair values, could have a material adverse impact on our financial condition and results of operations.

Accruals for Operating Expenses: Certain of our expenses are estimated based upon assumptions regarding past and future trends, such as losses for workers compensation, employee health plans, and estimated claims for our tenant reinsurance program. Our property tax expense represents one of our largest operating expenses and has significant estimated components. Most notably, in certain jurisdictions we do not receive tax bills for the current fiscal year until after our earnings are finalized, and as a result, we must estimate tax expense based upon anticipated implementation of regulations and trends. If these estimates and assumptions with respect to these operating expenses were incorrect, our expenses could be misstated.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with GAAP, we have not accrued for certain potential liabilities because the loss is either not probable or not reasonably estimable or because we are not aware of the event. Future events and the results of further investigation or litigation could result in such potential losses becoming probable and reasonably estimable, which could have a material adverse impact on our financial condition or results of operations.

Valuation of real estate and intangible assets acquired: In reporting the acquisition of operating self-storage facilities in our financial statements, we must estimate the fair value of the land, buildings, and intangible assets acquired in these transactions. These estimates are based upon many assumptions, subject to a significant degree of judgment, including estimating discount rates, replacement costs of land and buildings, future cash flows from the tenant base in place at the time of the acquisition, and future revenues to be earned and expenses to be incurred with respect to acquired properties. We believe that the assumptions we used were reasonable, however, others could come to materially different conclusions as to the estimated values, which would result in different depreciation and amortization expense, gains and losses on sale of real estate assets, as well as the amounts included on our balance sheets for real estate and intangible assets.

Overview of Management's Discussion and Analysis of Operations

Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner of self-storage facilities in the U.S., which represents our Domestic Self-Storage segment. A large portion of management time is focused on maximizing revenues and managing expenses at our self-storage facilities, which is the primary driver of growth in our net income and cash flow from operations and contributed 92% of our revenues for the year ended December 31, 2011.

The remainder of our operations is comprised of our European Self-Storage segment through our investment in Shurgard Europe, our Commercial segment through our investment in PS Business Parks, Inc. ("PSB"), and the operations not allocated to any segment, each of which is described in Note 11 to our December 31, 2011 financial statements.

The self-storage industry is subject to general economic conditions, particularly conditions that affect the spending habits of consumers and moving trends. Due to the recessionary pressures in the U.S., rental income was negatively impacted in 2009. Demand began to improve in 2010 and, as a result, rental income trends improved each quarter in 2010 and 2011, trending positive on a year-over-year basis since the third quarter of 2010. While trends have been improving, there can be no assurance that these trends will continue.

Our ability to effectively deploy capital to expand our asset base is an important component of our long-term growth. During the year ended December 31, 2010, we acquired 42 self-storage facilities for $239.6 million. During the year ended December 31, 2011, we acquired 11 self-storage facilities for $80.4 million, noncontrolling interests in subsidiaries owning self-storage facilities for $175.5 million, and we invested $116.6 million in Shurgard Europe to fund its acquisition of the remaining interests it did not own in 72 self-storage facilities.

We believe that there may be opportunities to acquire additional self-storage facilities from third parties in 2012, because we continue to see self-storage facilities come to market. However, there is significant competition for facilities marketed in many of the geographic locations we find attractive. As a result, there can be no assurance that we will be able to acquire facilities on terms we find attractive.

Due to the challenging operating environment, we have substantially curtailed our development activities. We continue to have a nominal development pipeline at December 31, 2011.

Other investments we have made in the past, and may make in the future, include i) further investment in Shurgard Europe to allow it to develop or acquire facilities, ii) further investment in PSB, and iii) the early retirement of debt or redemption of preferred securities. There can be no assurance that these other investment alternatives will be attractive in the long-term, or will be even be available as investment alternatives.

We believe that we are not dependent upon raising capital to fund our operations or meet our obligations, due to our low levels of debt and significant cash from operations available for principal payments on debt and reinvestment (see "Liquidity and Capital Resources" below). However, access to capital is important to growing our asset base. We choose between the issuance of common and preferred securities based upon the relative cost of capital. For at least the last ten years, we have raised cash proceeds for growth and other corporate purposes primarily through the issuance of preferred securities, while we have issued common stock only in connection with mergers and the acquisition of interests in real estate entities. Our ability to raise capital at favorable costs is dependent upon capital market conditions. When market conditions were favorable, we have generally been able to raise capital as necessary; however, there can be no assurance that future market conditions will permit us to raise capital at favorable costs. During the years ended December 31, 2011 and 2010, we issued approximately $862.5 million and $270.0 million, respectively, of preferred securities, and on January 12, 2012, we issued another $460.0 million of preferred securities.

At December 31, 2011, we had approximately $139.0 million of cash and we have access to a $300 million line of credit which expires March 27, 2012 and is expected to be extended, subject to agreeing to satisfactory renewal terms. At December 31, 2011, we have no significant commitments until 2013, when $264.9 million of existing debt comes due. On January 12, 2012 we received net proceeds of $446.2 million in connection with the issuance of our Series S Cumulative Preferred Shares. On February 9, 2012, we paid $206.7 million (excluding accrued dividends) to redeem our Series L Cumulative Preferred Shares. On February 21, 2012, we paid $141.3 million (excluding accrued dividends) to redeem our Series E Cumulative Preferred Shares. On March 19, 2012, we will pay $8.8 million (excluding accrued dividends) to redeem our Series Y Cumulative Preferred Shares. As of February 24, 2012, we are under contract to acquire a portfolio of six self-storage properties, located in California, Florida (two), Massachusetts, New Jersey and Pennsylvania, for an aggregate purchase price of $42 million, cash. We expect the pending acquisition of these properties will close in the first quarter of 2012. The pending acquisition is subject to various conditions and contingencies and there can be no assurance that it will be completed.

Results of Operations

Operating results for 2011 as compared to 2010: For the year ended December 31, 2011, net income allocable to our common shareholders was $561.7 million or $3.29 per diluted common share, compared to $399.2 million or $2.35 per diluted common share for the same period in 2010, representing an increase of $162.5 million or $0.94 per diluted common share. This increase is due to (i) improved property operations, (ii) decreased foreign currency exchange loss of $7.3 million during the year ended December 31, 2011 as compared to $42.3 million for the same period in 2010, (iii) increased equity in earnings and interest and other income from Shurgard Europe, due primarily to Shurgard Europe's acquisition of its joint venture partner's interests on March 2, 2011, and (iv) reduced income allocations to our Equity Shares, Series A.

Operating results for 2010 as compared to 2009: For the year ended December 31, 2010, net income allocable to our common shareholders was $399.2 million or $2.35 per diluted common share, compared to $586.0 million or $3.47 per diluted common share for the same period in 2009, representing a decrease of $186.8 million or $1.12 per diluted common share. This decrease is primarily due to (i) a foreign currency exchange loss of $42.3 million during the year ended December 31, 2010 compared to a gain of $9.7 million during the same period in 2009, (ii) an aggregate $35.8 million increase in income allocated to the shareholders of redeemed securities, (including our equity share of PSB's redemptions) in applying EITF D-42 to the redemption of securities in the year ended December 31, 2010, as compared to a $94.5 million decrease in income allocated to shareholders of redeemed securities (including our equity share of PSB's redemptions), in applying EITF D-42 to the redemption of securities in the same period in 2009 and (iii) a gain on disposition of real estate assets of $30.3 million related to an equity offering by PSB recorded in the year ended December 31, 2009.

Funds from Operations

For the year ended December 31, 2011, funds from operations ("FFO") was $5.67 per common share on a diluted basis as compared to $4.72 per diluted common share for the same period in 2010, representing an increase of $0.95 per diluted common share.

For the year ended December 31, 2011, FFO was impacted by a foreign currency exchange loss of $7.3 million (compared to a $42.3 million loss for the same period in 2010) and a $32.6 million net charge related to our redemptions of equity securities, including our equity share from PSB, in applying EITF D-42 (compared to $35.8 million for the same period in 2010).

For the year ended December 31, 2010, FFO was $4.72 per common share on a diluted basis as compared to $5.61 per diluted common share on a diluted basis for the same period in 2009, representing a decrease of $0.89 per diluted common share.

For the year ended December 31, 2010, FFO was impacted by a $35.8 million reduction in applying EITF D-42 to the redemption of preferred shares and our Equity Shares, Series A, including our equity share of PSB's redemptions (compared to an aggregate $94.5 million increase recorded for our redemptions, and our equity share of PSB's redemptions, of preferred equity in the same period in 2009) and a foreign currency exchange loss totaling $42.3 million (compared to a gain of $9.7 million for the same period in 2009).

Our FFO for each period was also impacted by various items such as impairment charges, acquisition due diligence costs, changes in accounting estimates, gains and losses on early redemption of debt (including our equity share from PSB and Shurgard Europe), impairment charges, as well as our equity share of PSB's lease termination fees received from tenants. The net impact of these items reduced FFO by $0.03, $0.04 and $0.04 per diluted common share for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table provides a summary of the per-share impact of the items noted above:

	Year Ended December 31,					
	2011	2010	Percentage Change	2010	2009	Percentage Change
FFO per diluted common share prior to adjustments for the following items	$ 5.93	$ 5.22	13.6%	$ 5.22	$ 5.03	3.8%
Foreign currency exchange (loss) gain	(0.04)	(0.25)		(0.25)	0.06	
Application of EITF D-42 to the redemption of our securities and our equity share from PSB	(0.19)	(0.21)		(0.21)	0.56	
Other items, net	(0.03)	(0.04)		(0.04)	(0.04)	
FFO per diluted common share, as reported	$ 5.67	$ 4.72	20.1%	$ 4.72	$ 5.61	(15.9)%

FFO is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT"), is a non-GAAP financial measure. It is generally defined as net income before depreciation with respect to real estate assets and gains and losses on real estate assets. FFO is presented because management and many analysts consider FFO to be one measure of the performance of real estate companies. In addition, we believe that FFO is helpful to investors as an additional measure of the performance of a REIT, because net income includes the impact of depreciation, which assumes that the value of real estate diminishes predictably over time, while we believe that the value of real estate fluctuates due to market conditions and in response to inflation. FFO computations do not consider scheduled principal payments on debt, capital improvements, distributions and other obligations of the Company. FFO is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or our ability to pay dividends. Other REITs may not compute FFO in the same manner; accordingly, FFO may not be comparable among REITs. The following table reconciles from our net income to funds from operations, and sets forth the calculations of FFO per share.

	Year Ended December 31,		
	2011	2010	2009
	(Amounts in thousands, except per share data)		
Computation of Funds from Operations ("FFO") allocable to Common Shares:			
Net income	$ 836,459	$ 696,114	$ 790,456
Add back – depreciation and amortization	358,431	353,718	339,445
Add back – depreciation from unconsolidated real estate investments	64,677	61,110	62,471
Add back – depreciation and amortization included in Discontinued Operations	94	668	2,682
Eliminate – depreciation with respect to non-real estate assets	-	-	(160)
Eliminate – gain on sale of real estate investments	(8,953)	(396)	(33,426)
Eliminate – gain on sale of real estate included in Discontinued Operations	(2,737)	(7,794)	(6,018)
Eliminate – our share of PSB's gain on sale of real estate	(1,107)	(2,112)	(675)
FFO allocable to our equity holders	1,246,864	1,101,308	1,154,775
Less: allocations of FFO (to) from noncontrolling equity interests:			
Preferred unitholders, based upon distributions paid	-	(5,930)	(9,455)
Preferred unitholders, based upon redemptions	-	(400)	72,000
Other noncontrolling equity interests in subsidiaries	(15,539)	(19,585)	(20,231)
FFO allocable to Public Storage shareholders	1,231,325	1,075,393	1,197,089
Less: allocations of FFO to:			
Preferred shareholders, based upon distributions paid	(224,877)	(232,745)	(232,431)
Preferred shareholders, based on redemptions	(35,585)	(7,889)	6,218
Restricted share unitholders	(2,817)	(2,645)	(3,285)
Equity Shares, Series A, based upon distributions paid	-	(5,131)	(20,524)
Equity Shares, Series A, based on redemptions	-	(25,746)	-
Remaining FFO allocable to Common Shares	$ 968,046	$ 801,237	$ 947,067
Diluted weighted average common shares outstanding	170,750	169,772	168,768
FFO per diluted common share	$ 5.67	$ 4.72	$ 5.61

Real Estate Operations

Self-Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing more than 91% of our revenues for the years ended December 31, 2011, 2010 and 2009, respectively.

Management analyzes the results of the Company's consolidated self-storage operations in two-groups: (i) the Same Store facilities, representing the facilities in the Domestic Self-Storage Segment that we have owned and have been operating on a stabilized basis since January 1, 2009, and (ii) all other facilities in the Domestic Self-Storage Segment, which are primarily those consolidated facilities that we have not owned and operated at a stabilized basis since January 1, 2009 such as newly acquired, newly developed, or recently expanded facilities.

Self-Storage Operations Summary	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Percentage Change	2010	2009	Percentage Change
			(Dollar amounts in thousands)			
Revenues:						
Same Store Facilities	$ 1,507,051	$ 1,441,214	4.6%	$ 1,441,214	$ 1,435,336	0.4%
Non Same Store Facilities	98,629	70,299	40.3%	70,299	50,174	40.1%
Total rental income	1,605,680	1,511,513	6.2%	1,511,513	1,485,510	1.8%
Cost of operations:						
Same Store Facilities	473,495	471,622	0.4%	471,622	467,972	0.8%
Non Same Store Facilities........	32,138	23,884	34.6%	23,884	16,929	41.1%
Total cost of operations......	505,633	495,506	2.0%	495,506	484,901	2.2%
Net operating income (a):						
Same Store Facilities	1,033,556	969,592	6.6%	969,592	967,364	0.2%
Non Same Store Facilities........	66,491	46,415	43.3%	46,415	33,245	39.6%
Total net operating income	1,100,047	1,016,007	8.3%	1,016,007	1,000,609	1.5%
Total depreciation and amortization expense:						
Same Store Facilities	(311,122)	(316,749)	(1.8)%	(316,749)	(323,148)	(2.0)%
Non Same Store Facilities........	(44,655)	(34,349)	30.0%	(34,349)	(13,339)	157.5%
Total depreciation and amortization expense	(355,777)	(351,098)	1.3%	(351,098)	(336,487)	4.3%
Total net income	$ 744,270	$ 664,909	11.9%	$ 664,909	$ 664,122	0.1%
Number of facilities at period end:						
Same Store Facilities	1,931	1,931	-	1,931	1,931	-
Non Same Store Facilities	111	97	14.4%	97	55	76.4%
Net rentable square footage at period end (in thousands):						
Same Store Facilities	121,582	121,582	-	121,582	121,582	-
Non Same Store Facilities	8,173	6,860	19.1%	6,860	3,982	72.3%

(a) See "Net Operating Income or NOI" below.

Net income with respect to our self-storage operations increased by $79.4 million or 11.9% during the year ended December 31, 2011, when compared to the same period in 2010. This was due to a 6.6% increase in net operating income with respect to our Same Store Facilities due to increased revenues driven by higher occupancy and higher realized rents per occupied square foot, and a 43.3% increase in net operating income with respect to the Non Same Store Facilities, due primarily to the impact of the properties acquired in 2010 and 2011. This was partially offset by a $4.7 million increase in depreciation and amortization, due primarily to increased depreciation with respect to the facilities acquired in 2011 and 2010. Net income with respect to our self-storage operations increased by $0.8 million or 0.1% during the year ended December 31, 2010, when compared to the same period in 2009. This was due to a 0.2% increase in net operating income with respect to our Same Store Facilities due to increased revenues driven by higher occupancy partially offset by lower realized rents per occupied square foot, and a 39.6% increase in net operating income with respect to the Non Same Store Facilities, due primarily to the impact of the 42 facilities acquired in 2010. This was partially offset by a $14.6 million increase in depreciation and amortization, due primarily to increased amortization of tenant intangible assets with respect to the facilities acquired in 2010.

Same Store Facilities

The "Same Store Facilities" represents those 1,931 facilities that are stabilized and owned since January 1, 2009 and therefore provide meaningful comparisons for 2009, 2010, and 2011. The following table summarizes the historical operating results of these 1,931 facilities (121.6 million net rentable square feet) that represent approximately 94% of the aggregate net rentable square feet of our U.S. consolidated self-storage portfolio at December 31, 2011.

SAME STORE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Percentage Change	2010	2009	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Revenues:						
Rental income	$1,428,295	$1,370,398	4.2%	$1,370,398	$1,368,460	0.1%
Late charges and administrative fees	78,756	70,816	11.2%	70,816	66,876	5.9%
Total revenues (a)	1,507,051	1,441,214	4.6%	1,441,214	1,435,336	0.4%
Cost of operations:						
Property taxes	146,271	143,337	2.0%	143,337	144,761	(1.0)%
Direct property payroll	100,264	99,257	1.0%	99,257	97,124	2.2%
Media advertising	10,356	14,852	(30.3)%	14,852	20,332	(27.0)%
Other advertising and promotion	23,521	22,077	6.5%	22,077	20,611	7.1%
Utilities	37,394	35,972	4.0%	35,972	36,264	(0.8)%
Repairs and maintenance	45,062	45,939	(1.9)%	45,939	39,437	16.5%
Telephone reservation center	9,705	11,352	(14.5)%	11,352	11,430	(0.7)%
Property insurance	9,478	9,739	(2.7)%	9,739	10,064	(3.2)%
Other cost of management	91,444	89,097	2.6%	89,097	87,949	1.3%
Total cost of operations (a)	473,495	471,622	0.4%	471,622	467,972	0.8%
Net operating income (b)	1,033,556	969,592	6.6%	969,592	967,364	0.2%
Depreciation and amortization expense	(311,122)	(316,749)	(1.8)%	(316,749)	(323,148)	(2.0)%
Net income	$ 722,434	$ 652,843	10.7%	$ 652,843	$ 644,216	1.3%
Gross margin (before depreciation and amortization expense)	68.6%	67.3%	1.9%	67.3%	67.4%	(0.1)%
Weighted average for the period:						
Square foot occupancy (c)	91.1%	89.8%	1.4%	89.8%	88.7%	1.2%
Realized annual rent per occupied square foot (d)(e)	$ 12.90	$ 12.55	2.8%	$ 12.55	$ 12.69	(1.1)%
REVPAF (e)(f)	$ 11.75	$ 11.27	4.3%	$ 11.27	$ 11.26	0.1%
Weighted average at December 31:						
Square foot occupancy	89.6%	88.6%	1.1%	88.6%	87.1%	1.7%
In place annual rent per occupied square foot (g)	$ 13.97	$ 13.63	2.5%	$ 13.63	$ 13.45	1.3%
Total net rentable square feet (in thousands)	121,582	121,582	-	121,582	121,582	-
Number of facilities	1,931	1,931	-	1,931	1,931	-

a) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance, retail sales and truck rentals. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities.

b) See "Net Operating Income" below for a reconciliation of this non-GAAP measure to our net income in our statements of income for the years ended December 31, 2011, 2010 and 2009.

c) Square foot occupancies represent weighted average occupancy levels over the entire period.

d) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income (which excludes late charges and administrative fees) by the weighted average occupied square feet for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts that reduce rental income from the contractual amounts due.

e) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF. Exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are charged upon move-in volumes and are therefore dependent principally upon the absolute level of move-ins for a period.

f) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income (which excludes late charges and administrative fees) by the total available net rentable square feet for the period.

g) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Revenues generated by our Same Store Facilities increased by 4.6% for the year ended December 31, 2011, as compared to the same period in 2010. The increase was due primarily to a 1.4% increase in weighted average square foot occupancy and a 2.8% increase in realized rent per occupied square foot, as well as an 11.2% increase in late charges and administrative fees due primarily to increases in the fee levels charged for late payments. The increase in realized annual rent per occupied square foot includes the impact of aggressive increases in rates charged to our existing tenants in the last two quarters of 2011.

Revenues generated by our Same Store Facilities increased by 0.4% for the year ended December 31, 2010, as compared to the same period in 2009. The increase was due primarily to a 5.9% increase in late charges and administrative fees due primarily to increases in the fee levels charged for late payments. Rental income was flat on a year-over-year basis as average occupancy was 1.2% higher, offset by a 1.1% reduction in realized annual rent per occupied square foot.

Our operating strategy is to maintain occupancy levels for our Same Store Facilities at an average of approximately 90% for the full year. In order to achieve this strategy, we evaluate changes in traffic patterns of new tenants renting space and the volume of existing tenants vacating, and in response we increase or decrease rental rates, promotional discounts offered to new tenants, and the frequency of television advertising. We experience seasonal fluctuations in the occupancy levels with occupancies generally higher in the summer months than in the winter months. Consequently, rates charged to new tenants are typically higher in the summer months than in the winter months.

Our self-storage revenues suffered negative operating trends in late 2008 and 2009 due to recessionary pressures, including increased unemployment, reduced housing sales, and reduced moving activity, in the major markets in which we operate. However, trends in occupancy and realized rent per square foot have steadily improved in our Same Store Facilities in 2010 and 2011, and we have had more pricing power, resulting in rental income increases on a year-over-year basis beginning in the third quarter of 2010. Our rent growth accelerated in the last two quarters of 2011, due primarily to rate increases to existing tenants.

Notwithstanding improved occupancy levels in 2010 and 2011, we will continue to be competitive in our pricing and discounting in order to compete with other operators to attract new incoming tenants. We expect positive year-over-year growth in rental income to continue in the year ending December 31, 2012.

Cost of operations (excluding depreciation and amortization) increased by 0.4% in 2011, as compared to 2010. Increases in property taxes, other advertising and promotion, other costs of management, and utilities were partially offset by decreases in media advertising and telephone reservation center costs in 2011, as compared to 2010. Cost of operations (excluding depreciation and amortization) increased by 0.8% in 2010, as compared to 2009. This increase was due primarily to increases in repairs and maintenance and direct property payroll, offset by a reduction in media advertising and lower property tax expense.

Property tax expense increased 2.0% in 2011, as compared to 2010, due primarily to higher tax rates. Property tax expense decreased 1.0% in 2010, as compared to 2009 due to reduced assessments of property values combined with an increase in refunds associated with appeals for prior years' tax liabilities that were experienced in Texas, Illinois, New York, Virginia and Florida. We expect property tax expense growth of approximately 4.5% in 2012.

Direct property payroll expense increased 1.0% in 2011, as compared to 2010, and increased by 2.2% in 2010, as compared to 2009. These increases were due primarily to higher incentives and wage rates paid to property personnel. We expect moderate growth in payroll expense in 2012.

Media advertising decreased 30.3% in 2011, as compared to 2010, and 27.0% in 2010, as compared to 2009. These decreases are due primarily to reductions in television advertising costs as we continued to decrease the number of markets in which we advertised. Media advertising primarily includes the cost of advertising on television, and spending levels can vary considerably depending on a number of factors, including our occupancy levels, the demand for storage space, and the relative cost and availability of television advertising spots.

Other advertising and promotion is comprised principally of yellow page and Internet advertising, which increased 6.5% in 2011, as compared to 2010, and 7.1% in 2010, as compared to 2009. These increases are due primarily to higher Internet advertising expenditures as we continue to invest and improve our positioning on major Internet search engines by bidding more aggressively on keywords related to our business. These increases were offset in 2010 by decreased yellow page spending compared to 2009 due to revised compensation fee arrangements with yellow page providers to better reflect the reduced effectiveness of this media.

Our future spending on yellow page, media, and Internet advertising expenditures will be driven in part by demand for our self-storage spaces, our occupancy levels, and the relative cost and efficacy of each type of advertising. Media advertising costs in particular can be volatile and increase or decrease significantly in the short-term.

Utility expenses increased 4.0% in 2011, as compared to 2010. The increase is due to increased usage caused by extreme temperatures and, to a lesser extent, increased energy prices. Utility expenses decreased 0.8% in 2010, as compared to 2009. The decrease was due primarily to reduced year-over-year energy prices. It is difficult to estimate future utility cost levels because utility costs are primarily dependent upon changes in demand driven by weather and temperature, as well as fuel prices, each of which are volatile and not predictable.

Repairs and maintenance expenditures decreased 1.9% in 2011, as compared to 2010, and increased 16.5% in 2010, as compared to 2009. The decrease in 2011 is due primarily to a $1.7 million reduction in snow removal expenses, due to severe weather in 2010, which increased snow removal expenses $1.9 million, as compared to 2009. Repairs and maintenance expenditures are dependent upon several factors, such as weather, the timing of periodic needs throughout our portfolio, inflation in material and labor costs, and random events and accordingly can vary considerably from year to year and are difficult to project.

Telephone reservation center costs decreased 14.5% in 2011, as compared to 2010, and 0.7% in 2010, as compared to 2009. The reductions were primarily due to improved staffing management in our call centers. We expect telephone reservation center cost to grow moderately in 2012.

Insurance expense decreased 2.7% in 2011, as compared to 2010, and 3.2% in 2010, as compared to 2009. We expect insurance expense in 2012 to grow moderately compared to 2011.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total revenues:					
2011	$ 362,937	$ 371,853	$ 390,001	$ 382,260	$ 1,507,051
2010	$ 350,914	$ 357,637	$ 368,589	$ 364,074	$ 1,441,214
2009	$ 358,317	$ 358,136	$ 363,860	$ 355,023	$ 1,435,336
Total cost of operations:					
2011	$ 127,425	$ 121,958	$ 120,525	$ 103,587	$ 473,495
2010	$ 127,461	$ 122,283	$ 120,461	$ 101,417	$ 471,622
2009	$ 128,337	$ 119,626	$ 116,557	$ 103,452	$ 467,972
Property tax expense:					
2011	$ 41,252	$ 40,054	$ 39,384	$ 25,581	$ 146,271
2010	$ 40,232	$ 39,075	$ 38,954	$ 25,076	$ 143,337
2009	$ 38,798	$ 37,779	$ 38,304	$ 29,880	$ 144,761
Media advertising expense:					
2011	$ 3,998	$ 3,291	$ 2,110	$ 957	$ 10,356
2010	$ 5,305	$ 6,463	$ 3,084	$ -	$ 14,852
2009	$ 8,372	$ 7,412	$ 3,547	$ 1,001	$ 20,332
Other advertising and promotion expense:					
2011	$ 5,706	$ 6,738	$ 5,712	$ 5,365	$ 23,521
2010	$ 5,049	$ 6,568	$ 5,542	$ 4,918	$ 22,077
2009	$ 4,757	$ 6,090	$ 5,077	$ 4,687	$ 20,611
REVPAF:					
2011	$ 11.33	$ 11.61	$ 12.13	$ 11.93	$ 11.75
2010	$ 10.99	$ 11.20	$ 11.51	$ 11.38	$ 11.27
2009	$ 11.26	$ 11.24	$ 11.39	$ 11.14	$ 11.26
Weighted average realized annual rent per occupied square foot:					
2011	$ 12.62	$ 12.58	$ 13.15	$ 13.22	$ 12.90
2010	$ 12.45	$ 12.31	$ 12.65	$ 12.79	$ 12.55
2009	$ 12.82	$ 12.49	$ 12.71	$ 12.74	$ 12.69
Weighted average occupancy levels for the period:					
2011	89.8%	92.3%	92.2%	90.2%	91.1%
2010	88.3%	91.0%	91.0%	89.0%	89.8%
2009	87.8%	90.0%	89.6%	87.4%	88.7%

Analysis of Regional Trends

The following table sets forth selected regional trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Change	2010	2009	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Region						
Revenues:						
Southern California (184 facilities)	$ 219,042	$ 214,105	2.3%	$ 214,105	$ 217,074	(1.4)%
Northern California (168 facilities)	155,625	149,146	4.3%	149,146	149,635	(0.3)%
Texas (231 facilities)	151,021	143,259	5.4%	143,259	141,558	1.2%
Florida (184 facilities)	142,921	137,252	4.1%	137,252	137,963	(0.5)%
Illinois (121 facilities)	93,515	90,922	2.9%	90,922	91,421	(0.5)%
Washington (91 facilities)	79,468	76,167	4.3%	76,167	76,640	(0.6)%
Georgia (90 facilities)	53,966	51,467	4.9%	51,467	51,722	(0.5)%
All other states (862 facilities)	611,493	578,896	5.6%	578,896	569,323	1.7%
Total revenues	1,507,051	1,441,214	4.6%	1,441,214	1,435,336	0.4%
Net operating income:						
Southern California	169,040	164,666	2.7%	164,666	168,203	(2.1)%
Northern California	116,589	109,865	6.1%	109,865	110,265	(0.4)%
Texas	97,058	89,196	8.8%	89,196	87,353	2.1%
Florida	97,924	91,381	7.2%	91,381	90,764	0.7%
Illinois	51,105	50,997	0.2%	50,997	50,576	0.8%
Washington	58,841	55,983	5.1%	55,983	57,869	(3.3)%
Georgia	35,567	33,426	6.4%	33,426	33,966	(1.6)%
All other states	407,432	374,078	8.9%	374,078	368,368	1.6%
Total net operating income	$1,033,556	$ 969,592	6.6%	$ 969,592	$ 967,364	0.2%
Weighted average occupancy:						
Southern California	92.0%	91.2%	0.9%	91.2%	89.8%	1.6%
Northern California	92.8%	91.0%	2.0%	91.0%	88.9%	2.4%
Texas	90.9%	89.5%	1.6%	89.5%	88.9%	0.7%
Florida	90.7%	89.5%	1.3%	89.5%	88.6%	1.0%
Illinois	90.9%	89.3%	1.8%	89.3%	88.0%	1.5%
Washington	90.8%	90.0%	0.9%	90.0%	88.9%	1.2%
Georgia	90.2%	88.3%	2.2%	88.3%	87.2%	1.3%
All other states	91.0%	89.6%	1.6%	89.6%	88.6%	1.1%
Total weighted average occupancy	91.1%	89.8%	1.4%	89.8%	88.7%	1.2%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Change	2010	2009	Change
	(Amounts in thousands, except for weighted average data)					
Realized annual rent per occupied square foot:						
Southern California	$ 18.22	$ 17.93	1.6%	$ 17.93	$ 18.45	(2.8)%
Northern California	16.53	16.14	2.4%	16.14	16.59	(2.7)%
Texas	10.29	9.97	3.2%	9.97	9.95	0.2%
Florida	12.19	11.92	2.3%	11.92	12.17	(2.1)%
Illinois	12.70	12.61	0.7%	12.61	12.89	(2.2)%
Washington	13.85	13.43	3.1%	13.43	13.70	(2.0)%
Georgia	9.45	9.26	2.1%	9.26	9.49	(2.4)%
All other states	12.11	11.70	3.5%	11.70	11.68	0.2%
Total realized rent per square foot	$ 12.90	$ 12.55	2.8%	$ 12.55	$ 12.69	(1.1)%
REVPAF:						
Southern California	$ 16.76	$ 16.36	2.4%	$ 16.36	$ 16.57	(1.3)%
Northern California	15.34	14.70	4.4%	14.70	14.74	(0.3)%
Texas	9.35	8.92	4.8%	8.92	8.85	0.8%
Florida	11.05	10.67	3.6%	10.67	10.78	(1.0)%
Illinois	11.55	11.26	2.6%	11.26	11.35	(0.8)%
Washington	12.59	12.09	4.1%	12.09	12.18	(0.7)%
Georgia	8.53	8.18	4.3%	8.18	8.28	(1.2)%
All other states	11.02	10.48	5.2%	10.48	10.35	1.3%
Total REVPAF	$ 11.75	$ 11.27	4.3%	$ 11.27	$ 11.26	0.1%

We believe that our geographic diversification and scale provide some insulation from localized economic effects and add to the stability of our cash flows. It is difficult to predict localized trends in short-term self-storage demand and operating results. Over the long run, we believe that markets that experience population growth, high employment, and otherwise exhibit economic strength and consistency will outperform markets that do not exhibit these characteristics.

Non Same Store Facilities

The Non Same Store Facilities include 111 facilities that were either recently acquired, recently developed, or were recently expanded by adding additional rentable square feet. In general, these facilities are not stabilized with respect to occupancies or rental rates. As a result of the fill-up process and timing of when the facilities were put into place, year-over-year changes can be significant.

On the following table, the line-item "Facilities placed into service in 2011" includes 11 facilities acquired from third parties, one facility that was newly developed, and two facilities that we obtained control of and began consolidating in the year ended December 31, 2011. "Facilities placed into service in 2010" is comprised of 42 facilities acquired from third parties in 2010. "Expansion facilities" represent those other facilities that were recently expanded by the addition of more net rentable square feet.

The following table summarizes operating data with respect to these facilities:

NON SAME STORE FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Change	2010	2009	Change
	(Dollar amounts in thousands, except square foot amounts)					
Rental income:						
Facilities placed into service in 2011	$ 5,914	$ -	$ 5,914	$ -	$ -	$ -
Facilities placed into service in 2010	32,028	15,412	16,616	15,412	-	15,412
Expansion facilities	60,687	54,887	5,800	54,887	50,174	4,713
Total rental income	98,629	70,299	28,330	70,299	50,174	20,125
Cost of operations before depreciation and amortization expense:						
Facilities placed into service in 2011	$ 2,174	$ -	$ 2,174	$ -	$ -	$ -
Facilities placed into service in 2010	11,813	5,906	5,907	5,906	-	5,906
Expansion facilities	18,151	17,978	173	17,978	16,929	1,049
Total cost of operations	32,138	23,884	8,254	23,884	16,929	6,955
Net operating income before depreciation and amortization expense (a):						
Facilities placed into service in 2011	$ 3,740	$ -	$ 3,740	$ -	$ -	$ -
Facilities placed into service in 2010	20,215	9,506	10,709	9,506	-	9,506
Expansion facilities	42,536	36,909	5,627	36,909	33,245	3,664
Total net operating income (a)	66,491	46,415	20,076	46,415	33,245	13,170
Depreciation and amortization expense	(44,655)	(34,349)	(10,306)	(34,349)	(13,339)	(21,010)
Net income (loss)	$ 21,836	$ 12,066	$ 9,770	$ 12,066	$ 19,906	$ (7,840)
At December 31:						
Square foot occupancy:						
Facilities placed into service in 2011	75.2%	-	-	-	-	-
Facilities placed into service in 2010	86.1%	74.2%	16.0%	74.2%	-	-
Expansion facilities	87.6%	84.7%	3.4%	84.7%	81.9%	3.4%
	85.4%	80.7%	5.8%	80.7%	81.9%	(1.5)%
In place annual rent per occupied square foot:						
Facilities placed into service in 2011	$ 14.29	-	-	-	-	-
Facilities placed into service in 2010	15.17	15.66	(3.1)%	15.66	-	-
Expansion facilities	16.74	16.57	1.0%	16.57	16.03	3.4%
	$ 15.93	$ 16.26	(2.0)%	$ 16.26	$ 16.03	1.4%
Number of Facilities:						
Facilities placed into service in 2011	14	-	14	-	-	-
Facilities placed into service in 2010	42	42	-	42	-	42
Expansion facilities	55	55	-	55	55	-
	111	97	14	97	55	42
Net rentable square feet (in thousands):						
Facilities placed into service in 2011	1,166	-	1,166	-	-	-
Facilities placed into service in 2010	2,660	2,660	-	2,660	-	2,660
Expansion facilities	4,347	4,200	147	4,200	3,982	218
	8,173	6,860	1,313	6,860	3,982	2,878

(a) See "Net Operating Income" below for a reconciliation of this non-GAAP measure to our net income in our statements of income for the years ended December 31, 2011, 2010 and 2009.

In 2011, we acquired 11 facilities for an aggregate cost of $80.4 million. The weighted average aggregate capitalization rates for these acquisitions, based upon annualizing the net operating income of these facilities for the period we owned them during the year ended December 31, 2011, was approximately 7.0% and the average occupancy was 76.9%.

In addition, during 2011, we obtained control of two entities we had a partial interest in, and began consolidating the two stabilized self-storage facilities (143,000 net rentable square feet) owned by these entities. We recorded approximately $1.1 million in revenues and $0.2 million in operating expenses with respect to these facilities during the year ended December 31, 2011.

During 2011, we completed the expansion of four facilities, and converted a commercial facility into a self-storage facility, for an aggregate of $21.8 million (325,000 net rentable square feet).

In 2010, we acquired 42 facilities for an aggregate acquisition cost of $239.6 million. Thirty-two of the facilities are located in California (primarily in Los Angeles and San Francisco), three facilities are located in Chicago, IL., two facilities are located in West Palm Beach, FL., and one facility each is located in Atlanta, GA., Honolulu, HI., New Orleans, LA., Newark, NJ., and Columbus, OH. The weighted average capitalization rate for these acquisitions for the year ended December 31, 2011 was approximately 8.4%.

We believe that our management, promotion, and operating infrastructure will result in newly acquired facilities stabilizing at a higher level of net operating income than was achieved by the previous owners, who are typically smaller operators. However, it can take 24 or more months for these newly acquired facilities to reach stabilization, and the ultimate levels of rent to be achieved can be affected by changes in general economic conditions. As a result, there can be no assurance that our expectations with respect to these facilities will be achieved. However, we expect the Other Facilities will continue to provide earnings growth during 2012 as these facilities approach stabilized occupancy levels, and the earnings of 2011 acquisitions are reflected in our operations for a full year.

Equity in earnings of unconsolidated real estate entities

At December 31, 2011, we have equity investments in PSB, Shurgard Europe and various limited partnerships that own an aggregate of 17 self-storage facilities with approximately one million net rentable square feet of storage space. Due to our limited ownership interest and lack control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of unconsolidated real estate entities for the years ended December 31, 2011, 2010 and 2009, consists of our pro-rata share of the net income of these unconsolidated real estate entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of unconsolidated real estate entities. Amounts with respect to PSB, Shurgard Europe, and Other Investments, respectively, are included in our Commercial, European Self-Storage, and Domestic Self-Storage segments, respectively, as described in Note 11 to our December 31, 2011 financial statements.

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Change	2010	2009	Change
	(Amounts in thousands)					
Equity in earnings of unconsolidated real estate entities:						
PSB	$ 27,781	$ 20,719	$ 7,062	$ 20,719	$ 35,108	$ (14,389)
Shurgard Europe	29,152	15,872	13,280	15,872	16,269	(397)
Other Investments	1,771	1,761	10	1,761	1,867	(106)
Total equity in earnings of unconsolidated real estate entities	$ 58,704	$ 38,352	$ 20,352	$ 38,352	$ 53,244	$ (14,892)

Investment in PSB: At December 31 2011, we have a 42% (41% at December 31, 2010) common equity interest in PSB, comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in PSB's underlying operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Our ownership interest was reduced to 41% during 2009 as PSB sold 3,833,333 shares of its common stock, of which we purchased 383,333 shares or 10% of the shares issued.

At December 31 2011, PSB owned and operated 27.2 million rentable square feet of commercial space located in eight states. PSB also manages commercial space owned by the Company and affiliated entities pursuant to property management agreements.

Equity in earnings from PSB increased to $27.8 million in 2011 as compared to $20.7 million in 2010. This increase was principally due to (i) incremental income generated by properties that PSB acquired in 2010 and 2011, (ii) reduced income allocations to PSB's preferred securities, due to redemptions, partially offset by (iii) increased depreciation and interest expense, each as a result of the property acquisitions. See Note 4 to our December 31, 2011 financial statements for selected financial information on PSB.

Equity in earnings from PSB decreased to $20.7 million in 2010 as compared to $35.1 million in 2009. This decrease was primarily the result of recognizing our pro rata share, $16.3 million, of the benefit that PSB recognized during 2009 as a result of PSB's preferred stock and preferred partnership unit repurchases. This decrease was partially offset by our pro rata share, $2.1 million, of PSB's gain on disposition of a property. Equity in earnings was also negatively impacted during 2010 compared to 2009 by our pro-rata share, $4.5 million, of reduced property net operating income due primarily to a 4.1% decline in the annualized realized rent per square foot for PSB's "Same Park" facilities for 2010, as compared to 2009.

We expect our future equity income from PSB to be dependent entirely upon PSB's operating results. Our investment in PSB provides us with some diversification into another asset type. We have no plans of disposing of our investment in PSB. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on PSB's website, www.psbusinessparks.com.

Investment in Shurgard Europe:

Recent developments in Shurgard Europe's business: At December 31, 2011, and for each of the three years ended December 31, 2011, we have a 49% equity interest in Shurgard Europe. Our equity in earnings of Shurgard Europe is comprised of our 49% equity share of Shurgard Europe's net income. At December 31, 2011, Shurgard Europe's operations are comprised of 188 wholly-owned facilities with 10 million net rentable square feet. Selected financial data for Shurgard Europe for each of the three years ended December 31, 2011 is included in Note 4 to our December 31, 2011 financial statements. As described in more detail in Note 4, we receive interest income and trademark license fees from Shurgard Europe, of which 49% is classified as equity in earnings and the remaining 51% as interest and other income.

On March 2, 2011, Shurgard Europe acquired the remaining 80% interests in two joint venture partnerships owning 72 self-storage facilities (the "Acquired JV Interests"), in which Shurgard Europe had a preexisting 20% equity interest, for €172.0 million plus the assumption of €159.0 million of debt (representing 80% of the existing debt of the two joint ventures). We loaned Shurgard Europe $237.9 million (€172.1 million) to fund this acquisition. On June 15, 2011, our joint venture partner in Shurgard Europe effectively purchased 51% of the loan from us for $121.3 million, and the entire loan was effectively exchanged for an equity interest in Shurgard Europe.

In November 2011, Shurgard Europe obtained a new three year term loan of €215 million from Wells Fargo (the "Wells Fargo Loan"), and used the proceeds to repay approximately €183 million of debt, secured by the 72 facilities mentioned above, and made an additional principal payment of €32 million on the loan it owes to Public Storage. The Wells Fargo Loan has a lower interest rate than the debt repaid, and will provide Shurgard Europe the flexibility to simplify its ownership structure and eliminate various costs associated with the former joint ventures. In connection with this financing, we extended the maturity date of our loan to Shurgard Europe from the first quarter of 2013 to the first quarter of 2015.

Analysis of our equity earnings in Shurgard Europe: Equity in earnings from Shurgard Europe for the year ended December 31, 2011 was $29.2 million as compared to $15.9 million for the same period in 2010, representing an increase of $13.3 million. This growth was primarily due to improvements to Shurgard Europe's operating results as a result of (i) improved property operations, (ii) the acquisition of the Acquired JV Interests, described above, resulting in reduced allocations of income to permanent noncontrolling equity interests (conversely increased allocation to Shurgard Europe), and (iv) improved foreign currency exchange rates, see below. These items were partially offset by increased interest and general and administrative expenses. See Note 4 to our December 31, 2011 financial statements for selected financial information on Shurgard Europe.

Equity in earnings from Shurgard Europe for the year ended December 31, 2010 was $15.9 million as compared to $16.3 million for the same period in 2009, representing a decrease of $0.4 million. This decrease was primarily due to (i) increased depreciation and amortization, (ii) increased allocations of income to Shurgard Europe's permanent noncontrolling equity interests and (iii) unfavorable change in foreign currency exchange rates, see below.

Our equity in earnings from Shurgard Europe is affected by exchange rates, most notably the exchange rate between the U.S. Dollar and the Euro. The average exchange rates for the U.S. Dollar to the Euro increased 5.0% in the year ended December 31, 2011, from 1.326 for the year ended December 31, 2010 to 1.392 for the year ended December 31, 2011. The average exchange rate for the U.S. Dollar to the Euro decreased 4.8% in the year ended December 31, 2010, from 1.393 for the year ended December 31, 2009 to 1.326 for the year ended December 31, 2010.

Shurgard Europe has a nominal development pipeline. Accordingly, at least in the short-term, we do not expect any significant impact to our earnings from Shurgard Europe's development activities, other than the continued fill-up of Shurgard Europe's existing unstabilized facilities. Our future earnings from Shurgard Europe will be affected primarily by the operating results of its existing stabilized facilities described below, which represent 150 of the 188 facilities that Shurgard Europe owns.

European Same-Store Facilities: The Shurgard Europe Same Store Pool represents those 150 facilities that are wholly-owned at December 31, 2011 (including 61 facilities owned by the two joint venture partnerships) and have been operated by Shurgard Europe at a stabilized occupancy level since January 1, 2009 and therefore provide meaningful comparisons for 2009, 2010 and 2011. We evaluate the performance of these facilities because Shurgard Europe's ability to effectively manage stabilized facilities represents an important measure of its ability to grow its earnings over the long-term. The operating results of the Europe Same Store Facilities are more volatile than the operating results of our Same Store Facilities, because of the fewer number of properties in the Europe Same Store Facilities.

The following table reflects 100% of the operating results of those 150 facilities, and we restate the exchange rates used in prior year's presentation to the actual exchange rates for 2011. However, only our pro rata share of the operating results for these facilities, based upon the actual exchange rates for each period, is included in "equity in earnings of unconsolidated real estate entities" on our statements of income.

Selected Operating Data for the 150 facilities operated by Shurgard Europe on a stabilized basis since January 1, 2009 ("European Same Store Facilities"):

	Year Ended December 31,			Year Ended December 31,		
	2011	2010	Percentage Change	2010	2009	Percentage Change
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchange rates) (a)					
Revenues:						
Rental income	$ 184,639	$ 182,313	1.3%	$ 182,313	$ 177,237	2.9%
Late charges and administrative fees collected	3,346	3,207	4.3%	3,207	2,879	11.4%
Total revenues	187,985	185,520	1.3%	185,520	180,116	3.0%
Cost of operations (excluding depreciation and amortization expense):						
Property taxes	10,207	8,950	14.0%	8,950	9,157	(2.3)%
Direct property payroll	23,785	23,402	1.6%	23,402	23,211	0.8%
Advertising and promotion	6,357	6,213	2.3%	6,213	7,608	(18.3)%
Utilities	4,073	3,955	3.0%	3,955	3,911	1.1%
Repairs and maintenance	5,934	5,006	18.5%	5,006	5,124	(2.3)%
Property insurance	1,032	1,205	(14.4)%	1,205	1,300	(7.3)%
Other costs of management	30,102	31,031	(3.0)%	31,031	30,176	2.8%
Total cost of operations	81,490	79,762	2.2%	79,762	80,487	(0.9)%
Net operating income (b)	$ 106,495	$ 105,758	0.7%	$ 105,758	$ 99,629	6.2%
Gross margin	56.7%	57.0%	(0.5)%	57.0%	55.3%	3.1%
Weighted average for the period:						
Square foot occupancy (c)	85.5%	85.6%	(0.1)%	85.6%	85.6%	-
Realized annual rent per occupied square foot (d)(e)	$27.40	$27.02	1.4%	$27.02	$26.27	2.9%
REVPAF (e)(f)	$23.43	$23.13	1.3%	$23.13	$22.49	2.8%
Weighted average at December 31:						
Square foot occupancy	83.9%	85.4%	(1.8)%	85.4%	85.4%	-
In place annual rent per occupied square foot (g)	$29.58	$28.92	2.3%	$28.92	$27.82	4.0%
Total net rentable square feet (in thousands)	7,881	7,881	-	7,881	7881	-
Average Euro to the U.S. Dollar: (a)						
Constant exchange rates used herein	1.392	1.392	-	1.392	1.392	-
Actual historical exchange rates	1.392	1.326	5.0%	1.326	1.393	(4.8)%

(a) In order to isolate changes in the underlying operations from the impact of exchange rates, the amounts in this table are presented on a constant exchange rate basis. The amounts for the years ended December 31, 2010 and 2009 have been restated using the actual exchange rate for 2011.

(b) We present net operating income "NOI" of the Shurgard Europe Same-Store Facilities, which is a non-GAAP financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization is a component of GAAP net income, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, segment performance, and comparing period-to-period and market-to-market property operating results. In addition, the investment community utilizes NOI in determining real estate values, and does not consider depreciation expense as it is based upon historical cost. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

(c) Square foot occupancies represent weighted average occupancy levels over the entire period.

(d) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income before late charges and administrative fees by the weighted average occupied square feet for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts that reduce rental income from the contractual amounts due.

(e) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF. Exclusion of these amounts provides a better measure of our ongoing level of revenue.

(f) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income before late charges and administrative fees by the total available net rentable square feet for the period.

(g) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Net operating income increased 0.7% from $105.8 million in 2010 to $106.5 million 2011, and 6.2% from $99.6 million in 2009 to $105.8 million in 2010. These increases were attributable primarily to increased realized rent per occupied square foot. Based upon current operating trends and metrics, we do not expect any growth in the net operating income of the Europe Same Store Facilities in 2012. In Note 4 to our December 31, 2011 financial statements, we disclose Shurgard Europe's consolidated operating results for the years ended December 31, 2011, 2010 and 2009. Shurgard Europe's consolidated operating results include additional facilities that are not Europe Same Store Facilities, and are based upon historical exchange rates rather than constant exchange rates for each of the respective periods.

See "Liquidity and Capital Resources – Shurgard Europe" for additional information on Shurgard Europe's liquidity.

Other Investments: The "Other Investments" at December 31, 2011 are comprised primarily of our equity in earnings from various limited partnerships that collectively own 17 self-storage facilities. Our future earnings with respect to the Other Investments will be dependent upon the operating results of the facilities that these entities own. See Note 4 to our December 31, 2011 financial statements for the operating results of these 17 facilities under the "Other Investments."

Ancillary Operations

Ancillary revenues and expenses include amounts associated with (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities in the U.S., (ii) merchandise sales (iii) commercial property operations, and (iv) management of facilities for third parties and facilities owned by the Unconsolidated Real Estate Entities.

Commercial property operations are included in our Commercial segment, and all other ancillary revenues and costs of operations are not allocated to any segment. See Note 11 to our December 31, 2011 financial statements for further information regarding our segments and for a reconciliation of these ancillary revenues and cost of operations to our net income.

The following table sets forth our ancillary operations as presented on our statements of income.

	Year Ended December 31			Year Ended December 31,		
	2011	2010	Change	2010	2009	Change
			(Amounts in thousands)			
Ancillary Revenues:						
Tenant reinsurance premiums	$ 71,348	$ 65,484	$ 5,864	$ 65,484	$ 62,644	$ 2,840
Commercial	14,592	14,261	331	14,261	14,982	(721)
Merchandise and other	28,149	24,636	3,513	24,636	29,971	(5,335)
Total revenues	114,089	104,381	9,708	$ 104,381	107,597	(3,216)
Ancillary Cost of Operations:						
Tenant reinsurance	13,407	10,552	2,855	10,552	9,789	763
Commercial	5,505	5,748	(243)	5,748	5,759	(11)
Merchandise and other	18,484	17,389	1,095	17,389	20,463	(3,074)
Total cost of operations	37,396	33,689	3,707	33,689	36,011	(2,322)
Depreciation – commercial operations:	2,654	2,620	34	2,620	2,958	(338)
Ancillary net income:						
Tenant reinsurance	57,941	54,932	3,009	54,932	52,855	2,077
Commercial	6,433	5,893	540	5,893	6,265	(372)
Merchandise and other	9,665	7,247	2,418	7,247	9,508	(2,261)
Total ancillary net income	$ 74,039	$ 68,072	$ 5,967	$ 68,072	$ 68,628	$ (556)

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance company against losses to goods stored by tenants, primarily in our domestic self-storage facilities. The revenues that we record are based upon premiums that we reinsure. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjustment expenses. Included in cost of operations for the year ended December 31, 2009 was a $2.8 million reduction related to changes in accounting estimates.

The increase in tenant reinsurance revenues over the past year was due primarily to an increase in the percentage of our existing tenants retaining such policies, as well as an increase in the number of facilities due to the acquisition of 53 facilities in 2010 and 2011. On average, approximately 61%, 58%, and 57% of our tenants had such policies during 2011, 2010, and 2009, respectively. Assuming no further third party acquisitions of facilities, we believe that the growth in tenant reinsurance revenues in 2012 may not be as high as experienced in 2011 because we expect less growth in the percentage of tenants retaining insurance policies.

The future level of tenant reinsurance revenues is largely dependent upon the number of new tenants electing to purchase policies, the level of premiums charged for such insurance, and the number of tenants that continue participating in the insurance program. Future cost of operations will be dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties thereby increasing tenant insurance claims.

Commercial operations: We also operate commercial facilities, primarily small storefronts and office space located on or near our existing self-storage facilities that are rented to third parties. We do not expect any significant changes in revenues or profitability from our commercial operations.

Merchandise sales and other: We sell locks, boxes, and packing supplies at the self-storage facilities that we operate. The primary factor impacting the level of merchandise sales is the level of customer traffic at our self-storage facilities, including the level of move-ins. Merchandise sales and margins were negatively impacted in 2010, as compared to 2009 by reduced volume, driven primarily by a shift in the mix of locks sold to a more upscale but lower-margin product. The margins on those locks improved, due to higher selling prices, resulting in improved merchandise sales and margins in 2011, as compared to 2010. In addition, to a much lesser extent, we also manage self-storage facilities within our existing management infrastructure, for third party owners as well as for the Unconsolidated Real Estate Entities.

Other Income and Expense Items

Interest and other income: Interest and other income was $32.3 million in 2011, $29.0 million in 2010, and $29.8 million in 2009 and is comprised primarily of interest and other income from Shurgard Europe and, to a lesser extent, interest earned on cash balances.

The interest and other income from Shurgard Europe is comprised of interest income on the loan receivable from Shurgard Europe, as well as trademark license fees received from Shurgard Europe for the use of the "Shurgard" trade name. We record 51% of the aggregate interest income and trademark license fees as interest and other income, while 49% is presented as additional equity in earnings on our statements of income.

Interest and other income from Shurgard Europe increased from $25.1 million in 2010 to $26.7 million in 2011, due primarily to an additional $237.9 million loan we provided to Shurgard Europe on March 2, 2011 (described more fully in Note 5 to our December 31, 2011 financial statements), bearing interest at 7%, which was extinguished on June 15, 2011, as well as an increase in the average exchange rate of the U.S. Dollar to the Euro from 1.326 for 2010 as to 1.392 in 2011. We also received $1.5 million in interest and other income from our joint venture partner for funding its 51% pro rata share of Shurgard Europe's cost of the Acquired JV Interests for the period from March 2, 2011 until June 15, 2011.

Interest and other income from Shurgard Europe increased from $24.8 million in 2009 to $25.1 million in 2010, due primarily to an increase in the interest rate on the loan receivable from Shurgard Europe from 7.5% to 9.0%, effective November 1, 2009, in connection with an extension of the loan, partially offset by a decrease in the average exchange rate of the Euro to the U.S. Dollar to 1.326 for 2010 as compared to 1.393 for 2009.

The loan receivable from Shurgard Europe, denominated in Euros, totaling €311.0 million ($402.7 million) as of December 31, 2011 (€373.7 million ($495.2 million) as of December 31, 2010), matures in February 2015. During 2011 and 2010, Shurgard Europe repaid €62.7 million ($85.8 million) and €18.2 million ($24.5 million), respectively, on the note. Future interest income recorded in connection with this loan will be dependent upon the average outstanding balance as well as the exchange rate of the Euro versus the U.S. Dollar. All such interest has been paid currently when due and we expect the interest to continue to be paid when due with Shurgard Europe's operating cash flow. The terms of a loan payable by Shurgard Europe to Wells Fargo, which require significant principal reduction through the maturity date in November 2014, will result in minimal principal repayment on our loan.

The remainder of our interest and other income, comprised of interest earned on cash balances as well as other income items that are received from time to time in varying amounts, totaled $4.1 million, $3.9 million, and $5.0 million in 2011, 2010, and 2009, respectively. Interest income on cash balances has declined in 2009, 2010, and 2011, and during 2011 rates have been at historic lows. We expect future interest earned on cash balances, based upon current interest rates on our outstanding money-market fund investments of approximately 0.1% to be minimal. Future earnings from sundry other income items are not predictable.

Depreciation and amortization: Depreciation and amortization expense was $358.4 million, $353.7 million and $339.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The increase in depreciation and amortization expense for 2011 as compared to 2010 is primarily due to depreciation of the real estate facilities we acquired in connection with the acquisition of 11 self-storage facilities during 2011 and 42 facilities during 2010. Partially offsetting this increase was a $1.4 million decrease in amortization expense with respect to tenant intangible assets which declined to $11.9 million for 2011, as compared to $13.3 million for 2010, as well as a $4.0 million reduction in depreciation expense on certain buildings that were placed in service more than 25 years ago and are fully depreciated as of December 31, 2011.

The increase in depreciation and amortization expense for 2010, as compared to 2009 is primarily due to amortization of the tenant intangible assets we acquired in connection with the acquisition of 42 self-storage facilities during 2010. Amortization expense with respect to tenant intangible assets was $13.3 million for 2010, as compared to $5.5 million for 2009.

We expect approximately $5.3 million in intangible amortization during the year ending December 31, 2012, with respect to our intangible assets at December 31, 2011. We expect an approximately $3.1 million reduction in depreciation in 2012, as compared to 2011 with respect to fully depreciated buildings. The level of future depreciation and amortization will also depend upon the level of acquisitions of facilities, and the level of capital expenditures we incur on our facilities.

General and administrative expense: General and administrative expense was $52.4 million, $38.5 million, and $35.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. General and administrative expense principally consists of state income taxes, investor relations expenses, and corporate and executive salaries. In addition, general and administrative expenses includes expenses that vary from year to year depending on our activity levels in certain areas and other factors, such as overhead associated with the acquisition and development of real estate facilities, certain expenses related to capital raising and acquisition activities, litigation expenditures, employee severance, share-based compensation, and incentive compensation for corporate and executive personnel.

The increase in general and administrative expense for 2011 as compared 2010 is due primarily to $11.3 million in share-based compensation expense related to a performance-based restricted share unit program described in Note 10 to our December 31, 2011 financial statements. The increase in general and administrative expense for 2010 as compared to 2009 was due primarily to $2.6 million in property acquisition related expenses.

We expect to incur $6.1 million, $3.6 million, and $2.0 million in 2012, 2013, and 2014, respectively, in share-based compensation expense related to our 2011 performance-based restricted share unit program, assuming no further grants of restricted share units under performance-based restricted share unit programs. Costs related to property acquisitions for 2012 are dependent on the level of acquisitions, which is not determinable at this time.

Interest expense: Interest expense was $24.2 million, $30.2 million, and $29.9 million, for 2011, 2010 and 2009, respectively. Interest capitalized into real estate was nominal for all periods due to our minimal real estate development activities.

The decrease in 2011 as compared to 2010 is due primarily to the repayment in February 2011 of approximately $103 million of unsecured notes payable with an effective rate of interest of 5.7%. The increase in 2010 as compared to 2009 is due to $1.4 million in interest expense on debt assumed in connection with property acquisitions during the quarter ended June 30, 2010.

See Note 6 to our December 31, 2010 financial statements for a schedule of our notes payable balances, principal repayment requirements, and average interest rates.

Foreign Exchange Gain (Loss): We recorded a foreign currency translation loss of $7.3 million, a loss of $42.3 million, and a gain of $9.7 million in 2011, 2010, and 2009, respectively, representing the change in the U.S. Dollar equivalent of our Euro-based loan receivable from Shurgard Europe due to changes in exchange rates. We have not entered into any agreements to mitigate the impact of currency exchange fluctuations between the U.S. Dollar and the Euro, therefore the amount of U.S. Dollars we will receive on repayment will depend upon the currency exchange rates at that time. We record the exchange gains or losses into income each period because of our continued expectation of repayment of the loan in the foreseeable future. The U.S. Dollar exchange rate relative to the Euro was approximately 1.295, 1.325 and 1.433 at December 31, 2011, 2010 and 2009, respectively.

Future foreign exchange gains or losses will be dependent primarily upon the movement of the Euro relative to the U.S. Dollar, the amount owed from Shurgard Europe and our continued expectation of collecting the principal on the loan in the foreseeable future.

Discontinued Operations: The net income of real estate facilities or other businesses that have been sold or otherwise disposed of, or that we expect to sell or dispose of within the next year based upon a committed plan of disposal, are reclassified and presented on our income statement for all periods as "discontinued operations." In addition to the revenues and expenses of disposed self-storage facilities, discontinued operations includes $2.7 million, $7.8 million and $6.0 million in net gains on disposition of real estate facilities in 2011, 2010 and 2009, respectively, a $1.9 million impairment charge on real estate and intangible assets incurred in 2010, a $8.2 million impairment charge on intangible assets incurred in 2009, and $3.5 million in truck disposal expenses in 2009.

Net Operating Income

In our discussions above, we referred to net operating income ("NOI") of our self-storage facilities, which is a non-GAAP financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization are a component of GAAP net income, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, property performance, and comparing period-to-period and market-to-market property operating results. In addition, we believe the investment community utilizes NOI in determining operating performance and real estate values, and does not consider depreciation expense as it is based upon historical cost. NOI is not a substitute for net operating income after depreciation and amortization or net income in evaluating our operating results. The following reconciles NOI generated by our self-storage segment to our net income in our December 31, 2011 financial statements.

	Year Ended December 31,		
	2011	2010	2009
	(Amounts in thousands)		
Net operating income:			
Same Store Facilities	$1,033,556	$ 969,592	$ 967,364
Non Same Store Facilities	66,491	46,415	33,245
Total net operating income from self-storage	1,100,047	1,016,007	1,000,609
Depreciation and amortization expense:			
Same Store Facilities	(311,122)	(316,749)	(323,148)
Non Same Store Facilities	(44,655)	(34,349)	(13,339)
Total depreciation and amortization expense from self-storage	(355,777)	(351,098)	(336,487)
Net income:			
Same Store Facilities	722,434	652,843	644,216
Non Same Store Facilities	21,836	12,066	19,906
Total net income from self-storage	744,270	664,909	664,122
Ancillary operating revenue	114,089	104,381	107,597
Interest and other income	32,333	29,017	29,813
Ancillary cost of operations	(37,396)	(33,689)	(36,011)
Depreciation and amortization, commercial	(2,654)	(2,620)	(2,958)
General and administrative expense	(52,410)	(38,487)	(35,735)
Interest expense	(24,222)	(30,225)	(29,916)
Equity in earnings of unconsolidated real estate entities	58,704	38,352	53,244
Foreign currency exchange (loss) gain	(7,287)	(42,264)	9,662
Gains on real estate sales and debt retirement, net	10,801	827	37,540
Asset impairment charges	(2,186)	(994)	-
Discontinued operations	2,417	6,907	(6,902)
Net income of the Company	$ 836,459	$ 696,114	$ 790,456

Liquidity and Capital Resources

We believe that our cash balances and the internally generated net cash provided by our operating activities will continue to be sufficient to enable us to meet our operating expenses, debt service requirements, capital improvements and distribution requirements to our shareholders for the foreseeable future.

Operating as a REIT, our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be distributed to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund capital improvements to maintain our facilities, distributions to the noncontrolling interests, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2011	2010	2009
	(Amount in thousands)		
Net cash provided by operating activities (a)	$ 1,203,452	$ 1,093,221	$ 1,112,857
Capital improvements to real estate facilities	(69,777)	(77,500)	(62,352)
Remaining operating cash flow available for distributions to equity holders	1,133,675	1,015,721	1,050,505
Distributions paid to noncontrolling interests	(14,314)	(24,542)	(28,267)
Distributions paid to Public Storage shareholders	(846,246)	(754,770)	(624,665)
Cash from operations available for principal payments on debt and reinvestment (b)	$ 273,115	$ 236,409	$ 397,573

(a) Represents net cash provided by operating activities for each respective year as presented in our December 31, 2011 statements of cash flows.

(b) We present cash from operations for principal payments on debt and reinvestment because we believe it is an important measure to evaluate our ongoing liquidity. This measure is not a substitute for cash flows from operations or net cash flows in evaluating our liquidity, ability to repay our debt, or to meet our distribution requirements.

Our financial profile is characterized by a low level of debt-to-total-capitalization. We expect to fund our long-term growth strategies and debt obligations with (i) cash at December 31, 2011, (ii) internally generated retained cash flows, (iii) depending upon market conditions, proceeds from the issuance of common or preferred equity securities, and (iv) in the case of acquisitions of facilities, the assumption of existing debt. In general, our strategy is to continue to finance our growth with permanent capital, either retained operating cash flow or capital raised through the issuance of common or preferred equity to the extent that market conditions are favorable.

We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred shares have no sinking fund requirement or maturity date and do not require redemption, all of which eliminate future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred shares at any time, which enables us to refinance higher coupon preferred shares with new preferred shares at lower rates if appropriate, (iv) preferred shares do not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred shares can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of preferred shares are "Baa1" by Moody's, "BBB+" by Standard & Poor's and "A-" by Fitch Ratings.

Summary of Current Cash Balances and Short-term Capital Commitments: At December 31, 2011, we had approximately $139.0 million of cash. At December 31, 2011, we have no significant commitments until 2013, when $264.9 million of existing debt comes due. On January 12, 2012 we received net proceeds of $446.2 million in connection with the issuance of our Series S Cumulative Preferred Shares. A portion of these proceeds were used to redeem $206.7 million of our Series L Cumulative Preferred Shares and $141.3 million of our Series E Cumulative Preferred Shares in February 2012. On March 19, 2012, we will pay $8.8 million to redeem our Series Y Cumulative Preferred Shares. As of February 24, 2012, we are under contract to acquire a portfolio of six self-storage properties, located in California, Florida (two), Massachusetts, New Jersey and Pennsylvania, for an aggregate purchase price of $42 million. We expect the pending acquisition of these properties will close in the first quarter of 2012. The pending acquisition is subject to various conditions and contingencies and there can be no assurance that it will be completed.

Access to Additional Capital: We have a revolving line of credit for borrowings up to $300 million which expires on March 27, 2012, with no outstanding borrowings at February 24, 2012. We expect to obtain a new line of credit for the same amount prior to the expiration of our current line of credit. We seldom borrow on the line of credit and generally view borrowings on the line as a means to bridge capital needs until we are able to refinance them with permanent capital.

We believe that we are not dependent upon raising capital to fund our operations or meet our obligations. However, access to capital is important to growing our asset base. When growth capital is needed, we select either common or preferred securities based upon the relative cost of capital. For at least the last ten years, we have raised cash proceeds for growth and other corporate purposes primarily through the issuance of preferred securities, while we have issued common stock only in connection with mergers and the acquisition of interests in real estate entities. During periods of favorable market conditions, we have generally been able to raise capital at attractive costs; however, we are dependent upon capital market conditions and there can be no assurance that future market conditions will be favorable.

Debt Service Requirements: At December 31, 2011, outstanding debt totaled approximately $398.3 million. Approximate principal maturities are as follows (amounts in thousands):

	Unsecured debt	Secured debt	Total
2012	$ -	$ 52,170	$ 52,170
2013	186,460	78,391	264,851
2014	-	35,127	35,127
2015	-	30,009	30,009
2016	-	10,065	10,065
Thereafter	-	6,092	6,092
	$ 186,460	$ 211,854	$ 398,314

Our current intention is to repay the debt at maturity and not seek to refinance debt maturities with additional debt. Alternatively, we may prepay debt and finance such prepayments with cash on-hand or proceeds from the issuance of preferred or common securities.

Our portfolio of real estate facilities is substantially unencumbered. At December 31, 2011, we have 1,966 self-storage facilities with an aggregate net book value of approximately $6.9 billion that are unencumbered.

Capital Improvement Requirements: Capital improvements include major repairs or replacements to elements of our facilities, which keep the facilities in good operating condition and maintain their visual appeal to the customer. Capital improvements do not include costs relating to the development of new facilities or the expansion of net rentable square footage of existing facilities. We incurred capital improvements totaling $69.8 million during 2011. During 2012, we expect to incur approximately $75 million for capital improvements and expect to fund such improvements with operating cash flow.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the REIT taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed. We believe we have satisfied the REIT distribution requirement since 1981.

Aggregate REIT qualifying distributions paid during 2011 totaled $846.2 million, consisting of $224.9 million to cumulative preferred shareholders and $621.3 million to common shareholders and restricted share unitholders.

We estimate the distribution requirements with respect to our cumulative preferred shares outstanding at December 31, 2011, adjusted for the redemptions of our Series L Cumulative Preferred Shared, our Series E Cumulative Preferred Shares and our Series Y Cumulative Preferred Shares and the issuance of our Series S Cumulative Preferred Shares noted above to be approximately $206 million per year.

On February 23, 2012, our Board of Trustees declared a regular common dividend of $1.10 per common share, which represents a 15.8% increase from the previous regular common dividend of $0.95 per common share. Our consistent, long-term dividend policy has been to distribute only our taxable income. Future distributions with respect to the common shares will continue to be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders and will be funded with operating cash flow.

We are obligated to pay distributions to noncontrolling interests in our consolidated subsidiaries based upon the operating cash flows of the respective subsidiary less any required reserves for capital expenditures or debt repayment. We paid $5.7 million in 2011 with respect to such non-controlling interests outstanding at December 31, 2011, which represents our expectation with respect to future distributions to these interests.

Acquisition and Development Activities: At December 31, 2011, we were not under contract to acquire any properties. During 2012, we will continue to seek to acquire self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake. As of February 24, 2012, we are under contract to acquire a portfolio of six self-storage properties for an aggregate purchase price of $42 million; all cash. We expect the pending acquisition of these properties will close in the first quarter of 2012. The pending acquisition is subject to various conditions and contingencies and there can be no assurance that it will be completed. We have a minimal development pipeline at December 31, 2011 and have no current plans to expand our development activities. We plan on financing our development and acquisition activities in one or more of the following ways: with available cash on-hand, the assumption of existing debt, borrowings on our line of credit, or the net proceeds from the issuance of common or preferred securities.

Shurgard Europe: We have a 49% interest in Shurgard Europe and our institutional partner owns the remaining 51% interest. As of December 31, 2011, we had a €311.0 million loan receivable from Shurgard Europe totaling $402.7 million, which bears interest at a fixed rate of 9.0% per annum and matures February 15, 2015. The loan can be prepaid in part or in full at any time without penalty. This loan is denominated in Euros and is translated to U.S. Dollars for financial statement purposes. During the year ended December 31, 2011, Shurgard Europe repaid €62.7 million ($85.8 million).

In November 2011, Shurgard Europe obtained a three year term loan of €215 million from Wells Fargo (the Wells Fargo Loan"), and used the proceeds to repay the JV Loans totaling €183 million and make an additional principal payment of €32 million on the Public Storage loan. The Wells Fargo Loan is without recourse to Public Storage or our institutional partner.

Our loan to Shurgard Europe participates pari passu with the Wells Fargo Loan in a liquidation of Shurgard Europe. In addition, Shurgard Europe is obligated to utilize most of its available cashflow to make principal payments on the Wells Fargo Loan, which limits the principal payments that could otherwise be made on our loan. Future prepayments will be dependent upon Shurgard Europe's management's evaluation of uses for the capital available from operations after making principal payments on the Wells Fargo Loan, and the availability of other sources of capital. Further, consistent with prior years, we do not expect to receive cash distributions from Shurgard Europe with respect to our 49% equity interest for the foreseeable future.

Redemption of Preferred Securities: As of December 31, 2011, several series of our preferred securities were redeemable at our option upon at least 30 days' notice with dividend rates ranging from 6.125% to 6.850% and have an aggregate redemption value of approximately $1.3 billion. Generally our strategy is to redeem a preferred security with the proceeds from the issuance of a new preferred series having a lower dividend rate, thus reducing our cost of capital, but not necessarily reducing our overall leverage. However, we may use cash on hand to redeem preferred securities, reducing our aggregate preferred securities outstanding. Accordingly, the redemption of any of the series of preferred securities that are callable will depend upon many factors including current dividend rates that we might pay on newly issued preferred securities, as well as comparison of the acquisition of preferred securities to other investment alternatives with respect to the use of cash on hand. None of our preferred securities are redeemable at the option of the holders.

During the years ended December 31, 2011 and 2010, we redeemed approximately $1.1 billion and $274 million, respectively, of preferred securities. In 2012 through February 24, 2012, we redeemed an additional $348 million in preferred securities. On March 19, 2012, we will redeem an additional $8.8 million in preferred securities.

Repurchases of Company's Common Shares: Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During the year ended December 31, 2011, we did not repurchase any of our common shares. From the inception of the repurchase program through February 24, 2012, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

Contractual Obligations

Our significant contractual obligations at December 31, 2011 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt (1)	$ 436,048	$ 73,176	$ 274,831	$ 39,124	$ 31,276	$ 10,851	$ 6,790
Operating leases (2)	64,703	4,578	4,284	4,165	3,085	3,031	45,560
Construction commitments (3)	818	654	164	-	-	-	-
Total	$ 501,569	$ 78,408	$ 279,279	$ 43,289	$ 34,361	$ 13,882	$ 52,350

(1) Amounts include principal and fixed-rate interest payments on our notes payable based on their contractual terms. See Note 6 to our December 31, 2011 financial statements for additional information on our notes payable.

(2) We lease land, equipment and office space under various operating leases. Certain leases are cancelable; however, significant penalties would be incurred upon cancellation. Amounts reflected above consider continuance of the lease without cancellation.

(3) Includes contractual obligations for development and capital expenditures at December 31, 2011.

Off-Balance Sheet Arrangements: At December 31, 2011, we had no material off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we are capitalized primarily with preferred and common equity. Our preferred shares are redeemable at our option generally five years after issuance, but the holder has no redemption option. Our debt is our only market-risk sensitive portion of our capital structure, which totals $398.3 million and represents 4.8% of the book value of our equity at December 31, 2011.

We have foreign currency exposures related to our investment in Shurgard Europe, which has a book value of $375.5 million at December 31, 2011. We also have a loan receivable from Shurgard Europe, which is denominated in Euros, totaling €311.0 million ($402.7 million) at December 31, 2011.

The table below summarizes annual debt maturities and weighted-average interest rates on our outstanding debt at the end of each year and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2011 (dollar amounts in thousands).

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
Fixed rate debt	$ 52,170	$264,851	$ 35,127	$ 30,009	$ 10,065	$ 6,092	$ 398,314	$ 404,802
Average interest rate	5.85%	5.73%	5.34%	4.33%	5.59%	5.66%		
Variable rate debt (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate								

(1) Amounts include borrowings under our line of credit, which expires in March 2012 (and is expected to be extended, subject to agreeing to satisfactory renewal terms). As of December 31, 2011, we have no borrowings under our line of credit.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports we file and submit under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. We also have investments in certain unconsolidated real estate entities and because we do not control these entities, our disclosure controls and procedures with respect to such entities are substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of December 31, 2011, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011, at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011, has been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on our internal control over financial reporting appears below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2011 to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Public Storage

We have audited Public Storage's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Public Storage maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 24, 2012

PART III

ITEM 10. Trustees, Executive Officers and Corporate Governance

The information required by this item with respect to trustees is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting scheduled to be held on May 3, 2012 (the "Proxy Statement") under the caption "Election of Trustees."

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters—Audit Committee", "Corporate Governance and Board Matters—Consideration of Candidates for Trustee".

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance and Board Matters." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 54, is Chairman of the Board, President and Chief Executive Officer. He has served as the company's Chief Executive Officer and a member of the Board of Public Storage since November 2002. Mr. Havner joined Public Storage in 1986 and has held a variety of senior management positions. Mr. Havner has been Chairman of the Board of Public Storage's affiliate, PS Business Parks, Inc. (PSB), since March 1998 and was Chief Executive Officer of PSB from March 1998 until August 2003. He is also a member of the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts, Inc. (NAREIT), serving as Second Vice Chair. He is also a member of the NYU REIT Center Board of Advisors and a director of Business Machine Security, Inc. Within the last five years, Mr. Havner served on the boards of Union BanCal Corporation and its subsidiary, Union Bank of California, and General Finance Corporation.

John Reyes, age 51, Senior Vice President and Chief Financial Officer, joined Public Storage in 1990 and was Controller of Public Storage from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of Public Storage in November 1995 and a Senior Vice President of Public Storage in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young as a certified public accountant.

Shawn Weidmann, 48, joined Public Storage as Senior Vice President and Chief Operating Officer in August 2011. Prior to joining Public Storage, Mr. Weidmann was employed at Teleflora LLC, the world's leading floral wire service, where he served as President since 2006. In this position, he had responsibility for global operations including marketing, training and technology support for more than 18,000 member florists as well as the supporting service and technology centers.

David F. Doll, age 53, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for the real estate activities of Public Storage, including property acquisitions, developments, repackagings, and capital improvements. Before joining Public Storage, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

Steven M. Glick, age 55, became Senior Vice President and Chief Legal Officer of Public Storage in February 2010. From April 2005 until joining Public Storage, Mr. Glick was Senior Vice President and General Counsel, Americas for Technicolor (NYSE:TCH), a services, systems and technology company. Immediately before joining Technicolor (then named Thomson), he was an Executive Vice President at Paramount Pictures with responsibility for, among other things, legal, business development and licensing for International Home Entertainment.

Candace N. Krol, age 50, became Senior Vice President of Human Resources in September 2005. From 1985 until joining Public Storage, Ms. Krol was employed by Parsons Corporation, a global engineering and construction firm, where she served in various management positions, most recently as Vice President of Human Resources for the Infrastructure and Technology global business unit.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters," "Executive Compensation," "Corporate Governance and Board Matters--Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2011 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a)...	3,292,565 (b)	$58.47	1,632,010
Equity compensation plans not approved by security holders (c)...	-	-	595,002

a) The Company's stock option and stock incentive plans are described more fully in Note 10 to the December 31, 2011 financial statements. All plans, other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 701,499 restricted share units that, if and when vested, will be settled in common shares of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and trustees. The principal terms of these plans are as follows: (1) 2,500,000 common shares were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions and Trustee Independence

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters—Trustee Independence" and "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2011 and 2010".

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1	Articles of Amendment and Restatement of Declaration of Trust of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference herein.
3.2	Bylaws of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated May 11, 2010 and incorporated by reference herein.
3.3	Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series W. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.4	Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series X. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.5	Articles Supplementary for Public Storage 6.850% Cumulative Preferred Shares, Series Y. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.6	Articles Supplementary for Public Storage 6.250% Cumulative Preferred Shares, Series Z. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.7	Articles Supplementary for Public Storage 6.125% Cumulative Preferred Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.8	Articles Supplementary for Public Storage 6.600% Cumulative Preferred Shares, Series C. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.9	Articles Supplementary for Public Storage 6.180% Cumulative Preferred Shares, Series D. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.10	Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series F. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.11	Articles Supplementary for Public Storage 6.625% Cumulative Preferred Shares, Series M. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.12	Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series N. Filed with the Registrant's Current Report on Form 8-K dated June 28, 2007 and incorporated by reference herein.
3.13	Articles Supplementary for Public Storage 6.875% Cumulative Preferred Shares, Series O. Filed with the Registrant's Current Report on Form 8-K dated April 8, 2010 and incorporated by reference herein.
3.14	Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series P. Filed with the Registrant's Current Report on Form 8-K dated October 6, 2010 and incorporated by reference herein.
3.15	Articles Supplementary for Public Storage 6.5% Cumulative Preferred Shares, Series Q. Filed with the Registrant's Current Report on Form 8-K dated May 2, 2011 and incorporated by reference herein
3.16	Articles Supplementary for Public Storage 6.35% Cumulative Preferred Shares, Series R. Filed with the Registrant's Current Report on Form 8-K dated July 20, 2011 and incorporated by reference herein.

3.17	Articles Supplementary for Public Storage 5.900% Cumulative Preferred Shares, Series S. Filed with the Registrant's Current Report on Form 8-K dated January 9, 2012 and incorporated by reference herein.
4.1	Master Deposit Agreement, dated as of May 31, 2007. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
10.1	Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Public Storage Inc.'s ("PSI") Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-0839) and incorporated herein by reference.
10.2	Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 001-11186) and incorporated herein by reference.
10.3	Agreement of Limited Partnership of PS Business Parks, L.P. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.4	Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P. (March 12, 1999). Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.5	Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.6	Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (SEC File No. 001-0839) and incorporated herein by reference.
10.7	Second Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.8	Third Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.9	Credit Agreement by and among Registrant, Wells Fargo Bank, National Association and Wachovia Bank, National Association as co-lead arrangers, and the other financial institutions party thereto, dated March 27, 2007. Filed with PSI's Current Report on Form 8-K on April 2, 2007 (SEC File No. 001-0839) and incorporated herein by reference.
10.10*	Post-Retirement Agreement between Registrant and B. Wayne Hughes dated as of March 11, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference.

10.11*	Shurgard Storage Centers, Inc. 2004 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement dated June 7, 2004 filed by Shurgard (SEC File No. 001-11455).
10.12*	Public Storage, Inc. 2001 Stock Option and Incentive Plan ("2001 Plan"). Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.
10.13*	Form of 2001 Plan Non-qualified Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.14*	Form of 2001 Plan Restricted Share Unit Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.15*	Form of 2001 Plan Non-Qualified Outside Director Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.16*	Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (SEC File No. 333-144907) and incorporated herein by reference.
10.17*	Form of 2007 Plan Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.
10.18*	Form of 2007 Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.
10.19*	Form of Indemnity Agreement. Filed with Registrant's Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-141448) and incorporated herein by reference.
10.20*.	Amendment to Form of Trustee Stock Option Agreement. Filed as Exhibit 10.30 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference.
10.21*	Revised Form of Trustee Stock Option Agreement. Filed herewith.
10.22*	Employment Offer Letter Agreement dated July 7, 2011 between Registrant and Shawn Weidmann. Filed with Registrant's Current Report on Form 8-K dated August 29, 2011 and incorporated herein by reference.
12	Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends. Filed herewith.
23	Consent of Ernst & Young LLP. Filed herewith.

31.1	Rule 13a – 14(a) Certification. Filed herewith.
31.2	Rule 13a – 14(a) Certification. Filed herewith.
32	Section 1350 Certifications. Filed herewith.
101 .INS**	XBRL Instance Document
101 .SCH**	XBRL Taxonomy Extension Schema
101 .CAL**	XBRL Taxonomy Extension Calculation Linkbase
101 .DEF**	XBRL Taxonomy Extension Definition Linkbase
101 .LAB**	XBRL Taxonomy Extension Label Linkbase
101 .PRE**	XBRL Taxonomy Extension Presentation Link

_ (1) SEC File No. 001-33519 unless otherwise indicated.

* Denotes management compensatory plan agreement or arrangement.

** Furnished herewith.

PUBLIC STORAGE
INDEX TO FINANCIAL STATEMENTS

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or notes thereto.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
Public Storage

We have audited the accompanying consolidated balance sheets of Public Storage as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Public Storage's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 24, 2012

PUBLIC STORAGE
BALANCE SHEETS
December 31, 2011 and 2010
(Amounts in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 139,008	$ 456,252
Marketable securities	-	102,279
Real estate facilities, at cost:		
Land	2,811,515	2,789,227
Buildings	7,961,762	7,798,120
	10,773,277	10,587,347
Accumulated depreciation	(3,398,379)	(3,061,459)
	7,374,898	7,525,888
Construction in process	4,299	6,928
	7,379,197	7,532,816
Investments in unconsolidated real estate entities	714,627	601,569
Goodwill and other intangible assets, net	209,833	216,725
Loan receivable from unconsolidated real estate entities	402,693	495,229
Other assets	87,204	90,463
Total assets	$ 8,932,562	$ 9,495,333
LIABILITIES AND EQUITY		
Notes payable	$ 398,314	$ 568,417
Accrued and other liabilities	210,966	205,769
Total liabilities	609,280	774,186
Redeemable noncontrolling interests	12,355	12,213
Commitments and contingencies (Note 13)		
Equity:		
Public Storage shareholders' equity:		
Cumulative Preferred Shares of beneficial interest, $0.01 par value, 100,000,000 shares authorized, 475,000 shares issued (in series) and outstanding, (486,390 at December 31, 2010), at liquidation preference	3,111,271	3,396,027
Common Shares of beneficial interest, $0.10 par value, 650,000,000 shares authorized, 170,238,805 shares issued and outstanding (169,252,819 shares at December 31, 2010)	17,024	16,927
Paid-in capital	5,442,506	5,515,827
Accumulated deficit	(259,578)	(236,410)
Accumulated other comprehensive loss	(23,014)	(15,773)
Total Public Storage shareholders' equity	8,288,209	8,676,598
Permanent noncontrolling interests	22,718	32,336
Total equity	8,310,927	8,708,934
Total liabilities and equity	$ 8,932,562	$ 9,495,333

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2011
(Amounts in thousands, except per share amounts)

	2011	2010	2009
Revenues:			
Self-storage facilities	$ 1,605,680	$ 1,511,513	$ 1,485,510
Ancillary operations	114,089	104,381	107,597
Interest and other income	32,333	29,017	29,813
	1,752,102	1,644,911	1,622,920
Expenses:			
Cost of operations:			
Self-storage facilities	505,633	495,506	484,901
Ancillary operations	37,396	33,689	36,011
Depreciation and amortization	358,431	353,718	339,445
General and administrative	52,410	38,487	35,735
Interest expense	24,222	30,225	29,916
	978,092	951,625	926,008
Income from continuing operations before equity in earnings of unconsolidated real estate entities, foreign currency exchange (loss) gain, gain on real estate sales and debt retirement, net and asset impairment charges	774,010	693,286	696,912
Equity in earnings of unconsolidated real estate entities	58,704	38,352	53,244
Foreign currency exchange (loss) gain	(7,287)	(42,264)	9,662
Gain on real estate sales and debt retirement, net	10,801	827	37,540
Asset impairment charges	(2,186)	(994)	-
Income from continuing operations	834,042	689,207	797,358
Discontinued operations	2,417	6,907	(6,902)
Net income	836,459	696,114	790,456
Net income allocated (to) from noncontrolling interests:			
Based upon income of the subsidiaries	(12,617)	(23,676)	(27,835)
Based upon repurchases of preferred partnership units	-	(400)	72,000
Net income allocable to Public Storage shareholders	$ 823,842	$ 672,038	$ 834,621
Allocation of net income to (from) Public Storage shareholders:			
Preferred shareholders based on distributions paid	$ 224,877	$ 232,745	$ 232,431
Preferred shareholders based on redemptions	35,585	7,889	(6,218)
Equity Shares, Series A	-	5,131	20,524
Equity Shares, Series A based on redemptions	-	25,746	-
Restricted share units	1,633	1,349	1,918
Common shareholders	561,747	399,178	585,966
	$ 823,842	$ 672,038	$ 834,621
Net income per common share – basic			
Continuing operations	$ 3.30	$ 2.32	$ 3.52
Discontinued operations	0.01	0.04	(0.04)
	$ 3.31	$ 2.36	$ 3.48
Net income per common share – diluted			
Continuing operations	$ 3.28	$ 2.31	$ 3.51
Discontinued operations	0.01	0.04	(0.04)
	$ 3.29	$ 2.35	$ 3.47
Basic weighted average common shares outstanding	169,657	168,877	168,358
Diluted weighted average common shares outstanding	170,750	169,772	168,768

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF COMPREHENSIVE INCOME
For each of the three years in the period ended December 31, 2011
(Amounts in thousands)

	2011	2010	2009
Net income	$ 836,459	$ 696,114	$ 790,456
Other comprehensive (loss) income:			
Aggregate foreign currency translation adjustments for the period	(14,528)	(43,035)	26,591
Adjust for foreign currency translation loss (gain) recognized during the period	7,287	42,264	(9,662)
Other comprehensive (loss) income for the period	(7,241)	(771)	16,929
Total comprehensive income	829,218	695,343	807,385
Comprehensive income allocated (to) from noncontrolling interests:			
Based upon income of the subsidiaries	(12,617)	(23,676)	(27,835)
Based upon repurchases of preferred partnership units	-	(400)	72,000
Comprehensive income allocable to Public Storage Shareholders	$ 816,601	$ 671,267	$ 851,550

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF EQUITY
For each of the three years in the period ended December 31, 2011
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Public Storage Shareholders' Equity	Equity of Permanent Noncontrolling Interests	Total Equity
Balances at December 31, 2008	$ 3,424,327	$ 16,829	$ 5,590,093	$ (290,323)	$ (31,931)	$ 8,708,995	$ 358,109	$ 9,067,104
Redemption of cumulative preferred shares (982,000 shares) (Note 8)	(24,550)	-	7,015	-	-	(17,535)	-	(17,535)
Redemption of preferred partnership units (Note 7)	-	-	72,000	-	-	72,000	(225,000)	(153,000)
Issuance of common shares in connection with share-based compensation (125,807 shares) (Note 10)	-	13	2,179	-	-	2,192	-	2,192
Share-based compensation expense, net of cash paid in lieu of common shares (Note 10)	-	-	9,262	-	-	9,262	-	9,262
Adjustments of redeemable noncontrolling interests to liquidation value (Note 7)	-	-	-	(1,392)	-	(1,392)	-	(1,392)
Net income allocated to:								
Net income of the Company	-	-	-	790,456	-	790,456	-	790,456
Net income allocated to (Note 7):								
Redeemable noncontrolling interests	-	-	-	(993)	-	(993)	-	(993)
Permanent noncontrolling interests	-	-	-	(26,842)	-	(26,842)	26,842	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(232,431)	-	(232,431)	-	(232,431)
Permanent noncontrolling interests	-	-	-	-	-	-	(26,977)	(26,977)
Equity Shares, Series A ($2.45 per depositary share)	-	-	-	(20,524)	-	(20,524)	-	(20,524)
Common shares and restricted share units ($2.20 per share)	-	-	-	(371,710)	-	(371,710)	-	(371,710)
Other comprehensive income (Note 2)	-	-	-	-	16,929	16,929	-	16,929
Balances at December 31, 2009	3,399,777	16,842	5,680,549	(153,759)	(15,002)	8,928,407	132,974	9,061,381
Redemption of cumulative preferred shares (10,950,000 shares) (Note 8)	(273,750)	-	800	-	-	(272,950)	-	(272,950)
Issuance of cumulative preferred shares (10,800,000 shares) (Note 8)	270,000	-	(8,897)	-	-	261,103	-	261,103
Redemption of preferred partnership units (Note 7)	-	-	(400)	-	-	(400)	(100,000)	(100,400)
Redemption of Equity Shares, Series A (8,377.193 shares) (Note 8)	-	-	(205,366)	-	-	(205,366)	-	(205,366)
Issuance of common shares in connection with share-based compensation (847,280 shares) (Note 10)	-	85	41,223	-	-	41,308	-	41,308
Share-based compensation expense, net of cash paid in lieu of common shares (Note 10)	-	-	7,918	-	-	7,918	-	7,918
Adjustments of redeemable noncontrolling interests to liquidation value (Note 7)	-	-	-	(319)	-	(319)	-	(319)
Net income of the Company	-	-	-	696,114	-	696,114	-	696,114
Net income allocated to (Note 7):								
Redeemable noncontrolling interests	-	-	-	(933)	-	(933)	-	(933)
Permanent noncontrolling interests	-	-	-	(22,743)	-	(22,743)	22,743	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(232,745)	-	(232,745)	-	(232,745)

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF EQUITY
For each of the three years in the period ended December 31, 2011
(Amounts in thousands, except share and per share amounts)
(Continued)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Public Storage Shareholders' Equity	Equity of Permanent Noncontrolling Interests	Total Equity
Permanent noncontrolling interests	-	-	-	-	-	-	(23,381)	(23,381)
Equity Shares, Series A ($0.6125 per depositary share)	-	-	-	(5,131)	-	(5,131)	-	(5,131)
Common shares and restricted share units ($3.05 per share)	-	-	-	(516,894)	-	(516,894)	-	(516,894)
Other comprehensive loss (Note 2)	-	-	-	-	(771)	(771)	-	(771)
Balances at December 31, 2010	3,396,027	16,927	5,515,827	(236,410)	(15,773)	8,676,598	32,336	8,708,934
Redemption of cumulative preferred shares (45,890,000 shares) (Note 8)	(1,147,256)	-	-	-	-	(1,147,256)	-	(1,147,256)
Issuance of cumulative preferred shares (34,500,000 shares) (Note 8)	862,500	-	(26,873)	-	-	835,627	-	835,627
Issuance of common shares in connection with share-based compensation (508,058 shares) (Note 10)	-	49	26,367	-	-	26,416	-	26,416
Issuance of common shares in connection with acquisition of noncontrolling interests (477,928 shares) (Note 7)	-	48	57,060	-	-	57,108	-	57,108
Share-based compensation expense, net of cash paid in lieu of common shares (Note 10)	-	-	19,445	-	-	19,445	-	19,445
Adjustments of redeemable noncontrolling interests to liquidation value (Note 7)	-	-	-	(764)	-	(764)	-	(764)
Increase (decrease) in permanent noncontrolling interests in connection with:								
Consolidation of partially-owned entities (Note 4)	-	-	-	-	-	-	17,663	17,663
Acquisition of interests in Subsidiaries (Note 7)	-	-	(149,320)	-	-	(149,320)	(26,206)	(175,526)
Net income of the Company	-	-	-	836,459	-	836,459	-	836,459
Net income allocated to (Note 7):								
Redeemable noncontrolling interests	-	-	-	(938)	-	(938)	-	(938)
Permanent noncontrolling interests	-	-	-	(11,679)	-	(11,679)	11,679	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(224,877)	-	(224,877)	-	(224,877)
Permanent noncontrolling interests	-	-	-	-	-	-	(12,754)	(12,754)
Common shares and restricted share units ($3.65 per share)	-	-	-	(621,369)	-	(621,369)	-	(621,369)
Other comprehensive loss (Note 2)	-	-	-	-	(7,241)	(7,241)	-	(7,241)
Balances at December 31, 2011	$ 3,111,271	$ 17,024	$ 5,442,506	$ (259,578)	$ (23,014)	$ 8,288,209	$ 22,718	$ 8,310,927

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2011
(Amounts in thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 836,459	$ 696,114	$ 790,456
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on real estate sales and debt retirement, including amounts in discontinued operations	(13,538)	(8,621)	(43,558)
Asset impairment charges, including amounts in discontinued operations	2,186	2,927	8,205
Depreciation and amortization, including amounts in discontinued operations	358,525	354,386	342,127
Distributions received from unconsolidated real estate entities (less than) in excess of equity in earnings of unconsolidated real estate entities	(5,197)	11,536	(3,836)
Foreign currency exchange loss (gain)	7,287	42,264	(9,662)
Other	17,730	(5,385)	29,125
Total adjustments	366,993	397,107	322,401
Net cash provided by operating activities	1,203,452	1,093,221	1,112,857
Cash flows from investing activities:			
Capital improvements to real estate facilities	(69,777)	(77,500)	(62,352)
Construction in process	(19,164)	(16,759)	(14,165)
Acquisition of real estate facilities and property intangibles (Note 3)	(77,228)	(107,945)	-
Proceeds from sales of other real estate investments	13,435	15,210	11,596
Loans to unconsolidated real estate entities (Note 5)	(358,877)	-	-
Proceeds from repayments of loans receivable from unconsolidated real estate entities	206,770	24,539	-
Proceeds from disposition of loan receivable from unconsolidated real estate entities (Note 5)	121,317	-	-
Acquisition of investments in unconsolidated real estate entities	(1,274)	-	-
Net sales (purchases) of marketable securities	102,279	(104,828)	(17,825)
Other investing activities	1,164	678	(8,663)
Net cash used in investing activities	(81,355)	(266,605)	(91,409)
Cash flows from financing activities:			
Principal payments on notes payable	(174,355)	(77,092)	(7,504)
Repurchases of senior unsecured notes payable	-	-	(109,622)
Net proceeds from the issuance of common shares	26,416	41,308	2,192
Issuance of cumulative preferred shares	835,627	261,103	-
Redemption of cumulative preferred shares	(1,147,256)	(272,950)	(17,535)
Redemption of Equity Shares, Series A	-	(205,366)	-
Acquisition of permanent noncontrolling interests	(118,418)	(100,400)	(153,000)
Distributions paid to Public Storage shareholders	(846,246)	(754,770)	(624,665)
Distributions paid to noncontrolling interests	(14,314)	(24,542)	(28,267)
Net cash used in financing activities	(1,438,546)	(1,132,709)	(938,401)
Net (decrease) increase in cash and cash equivalents	(316,449)	(306,093)	83,047
Net effect of foreign exchange translation on cash	(795)	(1,444)	41
Cash and cash equivalents at the beginning of the year	456,252	763,789	680,701
Cash and cash equivalents at the end of the year	$ 139,008	$ 456,252	$ 763,789

See accompanying notes.

PUBLIC STORAGE
STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2011
(Amounts in thousands)

(Continued)

	2011	2010	2009
Supplemental schedule of non-cash investing and financing activities:			
Foreign currency translation adjustment:			
Real estate facilities, net of accumulated depreciation	$ (18)	$ 445	$ (1,444)
Investments in unconsolidated real estate entities	6,985	(789)	(15,764)
Loan receivable from unconsolidated real estate entities	6,766	41,935	(9,342)
Accumulated other comprehensive (loss) income	(14,528)	(43,035)	26,591
Noncontrolling interests in subsidiaries acquired in exchange for the issuance of common shares (Note 7):			
Additional paid in capital (noncontrolling interests acquired)	(57,108)	-	-
Common shares	48	-	-
Additional paid in capital (common shares issued)	57,060	-	-
Adjustments of redeemable noncontrolling interests to fair values:			
Accumulated deficit	(764)	(319)	(1,392)
Redeemable noncontrolling interests	764	319	1,392
Conversion of note receivable from Shurgard Europe to investment (Note 4):			
Loan receivable from unconsolidated real estate entities	116,560	-	-
Investments in unconsolidated real estate entities	(116,560)	-	-
Real estate acquired in connection with elimination of intangible assets	(4,738)	-	-
Intangible assets eliminated in connection with acquisition of real estate	4,738	-	-
Real estate acquired in exchange for assumption of note payable	(9,679)	(131,698)	-
Note payable assumed in connection with acquisition of real estate	9,679	131,698	-
Consolidation of entities previously accounted for under the equity method of accounting (Note 4):			
Real estate facilities	(19,427)	-	-
Investments in unconsolidated real estate entities	6,126	-	-
Intangible assets, net	(3,985)	-	-
Permanent noncontrolling interests in subsidiaries	17,663	-	-
Real estate disposed of in exchange for other asset	-	-	2,941
Other asset received in exchange for disposal of real estate	-	-	(2,941)

See accompanying notes.

1. Description of the Business

Public Storage (referred to herein as "the Company", "we", "us", or "our"), a Maryland real estate investment trust, was organized in 1980. Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use.

At December 31, 2011, we had direct and indirect equity interests in 2,058 self-storage facilities (with approximately 131 million net rentable square feet) located in 38 states in the U.S. operating under the "Public Storage" name. In Europe, we own one facility in London, England and we have a 49% interest in Shurgard Europe, which owns 188 self-storage facilities (with approximately 10.1 million net rentable square feet) located in seven Western European countries, all operating under the "Shurgard" name. We also have direct and indirect equity interests in approximately 28.9 million net rentable square feet of commercial space located in 11 states in the U.S. primarily owned and operated by PS Business Parks, Inc. ("PSB") under the "PS Business Parks" name. At December 31, 2011, we have a 42% interest in PSB.

Any reference to the number of properties, square footage, number of tenant reinsurance policies outstanding and the aggregate coverage of such reinsurance policies are unaudited and outside the scope of our independent registered public accounting firm's audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP") as defined in the Financial Accounting Standards Board Accounting Standards Codification (the "Codification"), and include the accounts of the Company and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts previously reported in our December 31, 2010 and 2009 financial statements have been reclassified to conform to the December 31, 2011 presentation, as a result of discontinued operations.

Consolidation and Equity Method of Accounting

The Codification stipulates generally that entities with insufficient equity to finance their activities without additional subordinated financial support provided by other parties, or where the equity holders as a group do not have a controlling financial interest, are considered Variable Interest Entities ("VIE"). We have determined that we have no investments in any VIEs.

We consolidate all entities that we control (these entities, for the period in which the reference applies, are referred to collectively as the "Subsidiaries"), and we eliminate intercompany transactions and balances. We account for our investment in entities that we do not control, but we have significant influence over, using the equity method of accounting (these entities, for the periods in which the reference applies, are referred to collectively as the "Unconsolidated Real Estate Entities". When we obtain control of entities in which we already own a partial equity interest, we record a gain representing the differential between the book value and fair value of our preexisting partial equity interest. We then commence consolidating the assets, liabilities, and any noncontrolling interests of the entity. All such changes in consolidation status are reflected prospectively.

When we are the general partner of a partnership, we believe we control the partnership, unless the limited partners can dissolve the partnership or otherwise remove us as general partner without cause (commonly referred to as "kick-out rights"), or if the limited partners have the right to participate in substantive decisions that are expected to be made in the course of the partnership's business.

Collectively, at December 31, 2011, the Company and the Subsidiaries own 2,041 self-storage facilities in the U.S., one self-storage facility in London, England and six commercial facilities in the U.S. At December 31, 2011, the Unconsolidated Real Estate Entities are comprised of PSB, Shurgard Europe, as well as various limited and joint venture partnerships (the "Other Investments"). At December 31, 2011, the Other Investments own in aggregate 17 self-storage facilities with 1.0 million net rentable square feet in the U.S.

Use of Estimates

The financial statements and accompanying notes reflect our estimates and assumptions. Actual results could differ from those estimates.

Income Taxes

We have elected to be treated as a real estate investment trust ("REIT"), as defined in the Internal Revenue Code. As a REIT, we do not incur federal income tax if we distribute 100% of our REIT taxable income (generally, net rents and gains from real property, dividends, and interest) each year, and if we meet certain organizational and operational rules. We believe we will meet these REIT requirements in 2011, and that we have met them for all other periods presented herein. Accordingly, we have recorded no federal income tax expense related to our REIT taxable income.

Our merchandise and tenant reinsurance operations are subject to corporate income tax, and such taxes are included in ancillary cost of operations. We also incur income and other taxes in certain states, which are included in general and administrative expense.

We recognize tax benefits of income tax positions that are subject to audit only if we believe it is more likely than not that the position would be sustained (including the impact of appeals, as applicable), assuming the relevant taxing authorities had full knowledge of the relevant facts and circumstances of our positions. As of December 31, 2011, we had no tax benefits that were not recognized.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the development, construction, renovation and improvement of properties, including interest and property taxes incurred during the construction period, are capitalized. Internal and external transaction costs associated with acquisitions or dispositions of real estate and equity interests in real estate are expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred. Buildings and improvements are depreciated on a straight-line basis over estimated useful lives ranging generally between 5 to 25 years.

Acquisitions of interests in operating self-storage facilities, including the acquisition of a controlling interest in facilities we have a partial interest in, are accounted for under the provisions of Codification Section 805, "Business Combinations." The net acquisition cost, consisting of cash paid to third parties for their interests, the fair value of our existing investment, the fair value of any liabilities assumed, and the fair value of remaining noncontrolling interests, is allocated to the underlying land, buildings, and identified intangible assets based upon the relative individual estimated fair values. Any difference between the net acquisition cost and the fair value of the net tangible and intangible assets acquired is recorded as goodwill.

Other Assets

Other assets primarily consist of prepaid expenses, accounts receivable, and restricted cash. During the years ended December 31, 2011 and 2010, we recorded asset impairment charges with respect to other assets totaling $1.9 million and $1.0 million, respectively.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of trade payables, property tax accruals, tenant prepayments of rents, accrued interest payable, accrued payroll, accrued tenant reinsurance losses, casualty losses, and contingent loss accruals which are accrued when probable and estimable. When it is reasonably possible that a significant unaccrued contingent loss has occurred, we disclose the nature of the potential loss and, if estimable, a range of exposure.

Cash Equivalents and Marketable Securities

We classify as cash equivalents all highly liquid financial instruments such as money market funds with daily liquidity and a rating of at least AAA by Standard and Poor's, or investment grade (rated A1 by Standard and Poor's) short-term commercial paper or treasury securities with remaining maturities of three months or less at the date of acquisition. Cash and cash equivalents which are restricted from general corporate use are included in other assets.

Commercial paper with a remaining maturity of more than three months when acquired is included in marketable securities. When at acquisition we have the positive intent and ability to hold these securities to maturity (investments that are "Held to Maturity"), the securities are stated at amortized cost and interest is recorded using the effective interest method.

Fair Value Accounting

As used herein, the term "fair value" is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We prioritize the inputs used in measuring fair value based upon a three-tier fair value hierarchy described in Codification Section 820-10-35.

We believe that, during all periods presented, the carrying values approximate the fair values of our cash and cash equivalents, marketable securities, other assets, and accrued and other liabilities, based upon our evaluation of the underlying characteristics, market data, and short maturity of these financial instruments, which involved considerable judgment. The estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges. The characteristics of these financial instruments, market data, and other comparative metrics utilized in determining these fair values are "Level 2" inputs as the term is defined in Codification Section 820-10-35-47.

Significant judgment is used to estimate fair values in recording our business combinations, in evaluating real estate, goodwill, and other intangible assets for impairment, and determining fair values of our notes payable and noncontrolling interests in subsidiaries. In estimating fair values, we consider significant unobservable inputs such as market prices of land, capitalization rates for real estate facilities, earnings multiples, projected levels of earnings, costs of construction, functional depreciation, and estimated market interest rates for debt securities with a similar time to maturity and credit quality, which are "Level 3" inputs as the term is defined in Codification Section 820-10-35-52.

Currency and Credit Risk

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, loans receivable, and restricted cash. At December 31, 2011, due primarily to our investment in and loan receivable from Shurgard Europe, our operations and financial position are affected by fluctuations in currency exchange rates between the Euro, and to a lesser extent, other European currencies, against the U.S. Dollar.

Goodwill and Other Intangible Assets

Intangible assets are comprised of goodwill, acquired tenants in place, leasehold interests in land, and the "Shurgard" tradename.

Goodwill totaled $174.6 million at December 31, 2011 and 2010. Goodwill has an indeterminate life and is not amortized.

Acquired tenants in place and leasehold interests in land are finite-lived and are amortized relative to the benefit of the tenants in place or the land lease expense to each period. At December 31, 2011, these intangibles have a net book value of $16.4 million ($23.3 million at December 31, 2010). Accumulated amortization totaled $24.1 million at December 31, 2011 ($21.8 million at December 31, 2010), and amortization expense of $11.9 million, $13.3 million and $5.5 million was recorded for the years ended December 31, 2011, 2010 and 2009, respectively. In 2010 and 2009, we recorded impairment charges related to land leased facilities totaling $0.2 million and $8.2 million, respectively. During 2011 and 2010, these intangibles were increased by $1.0 million and $17.3 million, respectively, in connection with the acquisition of self-storage facilities and leasehold interests (Note 3). During 2011, these intangibles were increased by $4.0 million in connection with the consolidation of two facilities we previously accounted for under the equity method (Note 4).

The "Shurgard" trade name, which is used by Shurgard Europe pursuant to a licensing agreement, has a book value of $18.8 million at December 31, 2011 and 2010. This asset has an indefinite life and, accordingly, is not amortized.

Evaluation of Asset Impairment

Goodwill impairment is evaluated by reporting unit. No impairment of goodwill or the Shurgard trade name was identified in our annual evaluation at December 31, 2011.

We evaluate our real estate and property related intangibles for impairment on a quarterly basis. If any indicators of impairment are noted, we estimate future undiscounted cash flows to be received from the use of the asset and, if such future undiscounted cash flows are less than carrying value, an impairment charge is recorded for the excess of carrying value over the assets' estimated fair value. Long-lived assets which we expect to sell or otherwise dispose of prior to the end of their estimated useful lives are stated at the lower of their net realizable value (estimated fair value less cost to sell) or their carrying value.

Impairment charges with respect to continuing operations are included under "asset impairment charges" on our statements of income, and any such charges with respect to discontinued operations are included under "discontinued operations" on our statements of income.

Revenue and Expense Recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, as well as late charges and administrative fees, are recognized as earned. Promotional discounts reduce rental income over the promotional period. Ancillary revenues and interest and other income are recognized when earned. Equity in earnings of unconsolidated real estate entities is recognized based on our ownership interest in the earnings of each of the Unconsolidated Real Estate Entities.

We accrue for property tax expense based upon actual amounts billed and, in some circumstances, estimates and historical trends when bills or assessments have not been received from the taxing authorities or such bills and assessments are in dispute. If these estimates are incorrect, the timing and amount of expense recognition could be incorrect. Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Foreign Currency Exchange Translation

The local currency is the functional currency for the foreign operations we have an interest in. Assets and liabilities related to foreign operations are translated from the functional currency into U.S. Dollars at the exchange rates at the respective financial statement date, while revenues, expenses, and equity in earnings are translated at the average exchange rates during the respective period. The Euro, which is the functional currency of a majority of the foreign operations we have an interest in, was translated at exchange rates of approximately 1.295 U.S. Dollars per Euro at December 31, 2011 (1.325 at December 31, 2010), and average exchange rates of 1.392, 1.326 and 1.393 for the years ended December 31, 2011, 2010 and 2009, respectively. Cumulative translation adjustments, to the extent not included in cumulative net income, are included in equity as a component of accumulated other comprehensive income (loss).

Comprehensive Income (Loss)

Total comprehensive income for a period represents net income, adjusted for changes in other comprehensive income (loss) for the applicable period, as set forth on our statements of comprehensive income. The foreign currency exchange gains and losses reflected on our statements of income are comprised primarily of foreign currency exchange gains and losses on the Euro-denominated loan to Shurgard Europe.

Discontinued Operations

The net income of real estate facilities or other businesses that have been sold or otherwise disposed of, or that we expect to sell or dispose of within the next year based upon a committed plan of disposal, are reclassified and presented on our income statement for all periods as "discontinued operations." In addition to the revenues and expenses of disposed self-storage facilities, discontinued operations includes $2.7 million, $7.8 million and $6.0 million in net gains on disposition of real estate facilities in 2011, 2010 and 2009, respectively, a $1.9 million impairment charge on real estate and intangible assets incurred in 2010, a $8.2 million impairment charge on intangible assets incurred in 2009, and $3.5 million in truck disposal expenses in 2009.

Net Income per Common Share

Net income is first allocated to each of our noncontrolling interests based upon their respective share of the net income of the Subsidiaries, and to our cumulative preferred shares based upon the dividends declared (or accumulated).

When our cumulative preferred shares, preferred partnership units (Note 7), or Equity Shares, Series A are called for redemption, additional income is allocated to (from) the redeemed security to the extent the redemption cost is greater (less) than the related original net issuance proceeds. Such redemption-related allocations are referred to hereinafter as "EITF D-42 allocations". The remaining net income is allocated to our common shares, our Equity Shares, Series A and our restricted share units based upon the dividends declared (or accumulated), combined with participation rights in undistributed earnings.

Net income allocated to our common shares from continuing operations is computed by eliminating the net income or loss from discontinued operations allocable to our common shares, from net income allocated to our common shares.

Basic net income per share, basic net income (loss) from discontinued operations per share, and basic net income from continuing operations per share are computed using the weighted average common shares outstanding. Diluted net income per share, diluted net income (loss) from discontinued operations per share, and diluted net income from continuing operations per share are computed using the weighted average common shares outstanding, adjusted for the impact, if dilutive, of stock options outstanding (Note 10).

The following table reflects the components of the calculations of our basic and diluted net income per share, basic and diluted net income (loss) from discontinued operations per share, and basic and diluted net income from continuing operations per share which are not already otherwise set forth on the face of our statements of income:

	For the Year Ended December 31,		
	2011	2010	2009
	(Amounts in thousands)		
Net income allocable to common shareholders from continuing operations and discontinued operations:			
Net income allocable to common shareholders	$ 561,747	$ 399,178	$ 585,966
Eliminate: Discontinued operations allocable to common shareholders	(2,417)	(6,907)	6,902
Net income from continuing operations allocable to common shareholders	$ 559,330	$ 392,271	$ 592,868
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	169,657	168,877	168,358
Net effect of dilutive stock options - based on treasury stock method	1,093	895	410
Diluted weighted average common shares outstanding	170,750	169,772	168,768

3. Real Estate Facilities

Activity in real estate facilities during 2011, 2010 and 2009 is as follows:

	2011	2010	2009
	(Amounts in thousands)		
Operating facilities, at cost:			
Beginning balance	$ 10,587,347	$ 10,292,955	$ 10,207,022
Capital improvements	69,777	77,500	62,352
Acquisition of real estate facilities	105,360	222,580	-
Newly developed facilities opened for operations	21,793	13,358	30,978
Disposition of real estate facilities	(10,528)	(16,665)	(9,419)
Impairment of real estate facilities	(453)	(1,735)	-
Impact of foreign exchange rate changes	(19)	(646)	2,022
Ending balance	10,773,277	10,587,347	10,292,955
Accumulated depreciation:			
Beginning balance	(3,061,459)	(2,734,449)	(2,405,473)
Depreciation expense	(342,758)	(336,856)	(332,431)
Disposition of real estate facilities	5,645	9,645	4,033
Impairment of real estate facilities	156	-	-
Impact of foreign exchange rate changes	37	201	(578)
Ending balance	(3,398,379)	(3,061,459)	(2,734,449)
Construction in process:			
Beginning balance	6,928	3,527	20,340
Current development	19,164	16,759	14,165
Newly developed facilities opened for operation	(21,793)	(13,358)	(30,978)
Ending balance	4,299	6,928	3,527
Total real estate facilities at December 31,	$ 7,379,197	$ 7,532,816	$ 7,562,033

During 2011, we acquired five operating self-storage facilities in Nevada, two in California and one each in New York, Florida, Maryland and Texas (896,000 net rentable square feet) and the leasehold interest in the land of one of our existing self-storage facilities. The aggregate cost of these transactions was $91.6 million, consisting of $77.2 million of cash, the assumption of mortgage debt with a fair value of $9.7 million, and the elimination of the $4.7 million book value of an intangible asset related to the acquired leasehold interest. The aggregate cost was allocated $85.9 million to real estate facilities and $5.7 million to intangible assets for acquired tenants in place.

During 2011, we began to consolidate two limited partnerships that we had previously accounted for using the equity method (see Note 4). The two self-storage facilities (143,000 net rentable square feet) owned by these entities, having an aggregate fair market value of $19.4 million, have been added to our operating facilities.

During 2011, we incurred an asset impairment charge due to hurricane damage totaling $0.3 million.

During 2011, we completed five expansion projects to existing facilities at an aggregate cost of $21.8 million. During 2011, net proceeds with respect to the disposition of real estate totaled $13.4 million and we recorded a gain of $8.5 million (comprised of a $5.8 million gain included in "gain on real estate sales and debt retirement, net" and a gain of $2.7 million included in discontinued operations).

During 2010, we acquired 42 operating self-storage facilities (2,660,000 net rentable square feet) from third parties for $239.6 million consisting of the assumption of mortgage debt with an aggregate fair value of $131.7 million and $107.9 million of cash. The fair value of assets acquired was allocated $222.6 million to real estate facilities, $17.3 million to intangibles and $0.3 million to other liabilities. During 2010, we incurred asset impairment charges related to real estate facilities totaling $1.7 million.

During 2010, we completed three expansion projects to existing facilities at an aggregate cost of $13.4 million. During 2010, net proceeds with respect to dispositions totaled $15.2 million and we recorded a gain of $8.2 million ($0.4 million included in "gains on disposition of real estate facilities, net" and $7.8 million included in discontinued operations).

During 2009, we completed one newly developed facility and various expansion projects to existing facilities at an aggregate cost of $31.0 million. During 2009, net proceeds with respect to dispositions included $11.6 million in cash and an other asset valued at $2.9 million. We recorded an aggregate gain of approximately $9.2 million of which $6.0 million is included in discontinued operations and $3.2 million is included in "gain on real estate sales and debt retirement, net."

At December 31, 2011, the adjusted basis of real estate facilities for federal tax purposes was approximately $7.3 billion (unaudited).

4. Investments in Unconsolidated Real Estate Entities

The following table sets forth our investments in the Unconsolidated Real Estate Entities at December 31, 2011 and 2010, and our equity in earnings of the Unconsolidated Real Estate Entities for each of the three years ended December 31, 2011 (amounts in thousands):

	Investments in Unconsolidated Real Estate Entities at December 31,		Equity in Earnings of Unconsolidated Real Estate Entities for the Year Ended December 31,		
	2011	2010	2011	2010	2009
PSB	$ 328,508	$ 323,795	$ 27,781	$ 20,719	$ 35,108
Shurgard Europe	375,467	264,681	29,152	15,872	16,269
Other Investments	10,652	13,093	1,771	1,761	1,867
Total	$ 714,627	$ 601,569	$ 58,704	$ 38,352	$ 53,244

During the years ended December 31, 2011, 2010 and 2009, we received cash distributions from our investments in the Unconsolidated Real Estate Entities totaling $53.5 million, $49.9 million and $49.4 million, respectively.

Investment in PSB

PSB is a REIT traded on the New York Stock Exchange, which controls an operating partnership. We have a 42% common equity interest in PSB as of December 31, 2011 (41% at December 31, 2010), comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in the operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2011 ($55.43 per share of PSB common stock), the shares and units we owned had a market value of approximately $726.5 million, as compared to our carrying value of $328.5 million.

During the year ended December 31, 2009, PSB sold 3,450,000 shares of its common stock in a public offering for net proceeds of $153.6 million. In accordance with FASB ASC Topic 323, "Investments – Equity Method and Joint Ventures", we recognized a gain totaling $30.3 million on the share issuance by PSB, as if we had sold a proportionate share of our investment in PSB. Concurrent with this public offering, we purchased 383,333 shares of PSB common stock from PSB at the same price per share as the public offering for a total cost of $17.8 million.

The following table sets forth selected financial information of PSB; the amounts represent all of PSB's balances and not our pro-rata share.

	2011	2010	2009
		(Amounts in thousands)	
For the year ended December 31,			
Total revenue	$ 298,503	$ 277,324	$ 269,710
Costs of operations	(100,148)	(89,630)	(85,039)
Depreciation and amortization	(84,542)	(78,441)	(84,011)
General and administrative	(9,036)	(9,651)	(6,202)
Other items	(2,137)	2,420	(119)
Net income	102,640	102,022	94,339
Net income allocated to preferred unitholders, preferred shareholders and restricted stock unitholders	(34,935)	(51,469)	(15,196)
Net income allocated to common shareholders and common unitholders	$ 67,705	$ 50,553	$ 79,143
As of December 31,			
Total assets (primarily real estate)	$ 2,138,619	$ 1,621,057	
Debt	717,084	144,511	
Other liabilities	60,940	53,421	
Preferred stock and units	604,129	651,964	
Common equity and units	756,466	771,161	

Investment in Shurgard Europe

At December 31, 2011 and 2010, we had a 49% equity investment in Shurgard Europe. At December 31, 2010, Shurgard Europe owned 116 facilities directly and had a 20% interest in 72 self-storage facilities owned by joint ventures located in Europe which operate under the "Shurgard" name. On March 2, 2011, Shurgard Europe acquired the 80% interests in the joint ventures it did not own for €172.0 million and the assumption of €159.0 million of debt (representing 80% of the joint ventures' debt), and as a result, wholly-owns all 188 facilities. We provided the funding for this acquisition through a loan to Shurgard Europe totaling $237.9 million. This loan was extinguished in June 2011 (Note 5).

During 2011, our investment in Shurgard Europe increased by approximately $116.6 million due to the effective exchange of a loan receivable from Shurgard Europe for an equity interest in Shurgard Europe. The impact of changes in foreign currency exchange rates caused our investment in Shurgard Europe to decrease approximately $7.0 million in 2011 and increase approximately $0.8 million and $15.8 million during 2010 and 2009, respectively.

For the years ended December 31, 2011, 2010 and 2009, we also received interest on the loans due from Shurgard Europe, and trademark license fees. For financial statement purposes, 49% of the interest and license fees have been classified as equity in earnings of unconsolidated real estate entities, and the remaining 51% as interest and other income, as set forth in the following table:

	2011	2010	2009
	(Amounts in thousands)		
For the year ended December 31,			
Our 49% equity share of Shurgard Europe's net income (loss)	$ 3,473	$ (8,262)	$ (7,589)
Add our 49% equity share of amounts received from Shurgard Europe:			
Interest on loans due from Shurgard Europe	24,463	23,316	23,071
Trademark license fee	1,216	818	787
Total equity in earnings of Shurgard Europe	$ 29,152	$ 15,872	$ 16,269

The following table sets forth selected consolidated financial information of Shurgard Europe. These amounts are based upon all of Shurgard Europe's balances for all periods (including the consolidated operations of 72 self-storage facilities formerly owned by the joint ventures), rather than our pro rata share, and are based upon our historical acquired book basis.

	2011	2010	2009
	(Amounts in thousands)		
For the year ended December 31,			
Self-storage and ancillary revenues	$ 259,618	$ 235,623	$ 225,777
Interest and other income	816	120	515
Self-storage and ancillary cost of operations	(107,056)	(98,690)	(100,135)
Trademark license fee payable to Public Storage	(2,481)	(1,670)	(1,606)
Depreciation and amortization	(61,244)	(64,064)	(59,926)
General and administrative	(12,458)	(8,725)	(9,966)
Interest expense on third party debt	(16,299)	(12,353)	(15,557)
Interest expense on debt due to Public Storage	(49,925)	(47,583)	(47,084)
Income (expenses) from foreign currency exchange	(1,050)	(835)	744
Net income (loss)	$ 9,921	$ 1,823	$ (7,238)
Net (income) loss allocated to permanent noncontrolling equity interests	(2,834)	(18,684)	(8,250)
Net income (loss) allocated to Shurgard Europe	$ 7,087	$ (16,861)	$ (15,488)
As of December 31,			
Total assets (primarily self-storage facilities)	$ 1,430,307	$ 1,503,961	
Total debt to third parties	280,065	279,174	
Total debt to Public Storage	402,693	495,229	
Other liabilities	85,917	73,027	
Equity	661,632	656,531	

Other Investments

At December 31, 2011, the "Other Investments" include an aggregate common equity ownership of approximately 26% in entities that collectively own 17 self-storage facilities and have no debt.

On June 30, 2011, we acquired interests owned by Mr. Hughes (the Company's then Chairman of the Board of Trustees), and his family and entities that are wholly owned or controlled by them (collectively, the "Hughes Family"), in three limited partnerships for approximately $1.3 million in cash.

During 2011, we began to consolidate two of the aforementioned limited partnerships due to a change of control. As a result, we recorded a gain of $3.1 million on the disposition of our existing investments, representing the difference between the aggregate fair values of the investments ($6.1 million) and the aggregate book values ($3.0 million).

The acquisition cost in consolidating these investments totaled $5.7 million, representing the $6.1 million fair value of our existing investment less $0.4 million in cash held by these limited partnerships presented, and was allocated to real estate facilities ($19.4 million), intangible assets ($4.0 million), and permanent noncontrolling interests ($17.7 million).

The following table sets forth certain condensed financial information (representing all of these entities' balances and not our pro-rata share) with respect to the Other Investments:

	2011	2010	2009
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 14,811	$ 14,268	$ 14,147
Cost of operations and other expenses	(5,592)	(5,565)	(5,399)
Depreciation and amortization	(2,353)	(2,298)	(1,912)
Net income	$ 6,866	$ 6,405	$ 6,836
As of December 31,			
Total assets (primarily self-storage facilities)	$ 31,331	$ 32,371	
Total accrued and other liabilities	1,588	787	
Total Partners' equity	29,743	31,584	

5. Loans Receivable from Unconsolidated Real Estate Entities

On February 9, 2011, we loaned PSB $121.0 million. The loan had a six-month term, no prepayment penalties, and bore interest at a rate of three-month LIBOR plus 0.85% (1.13% per annum for the term of the loan). For 2011, we recorded interest income of approximately $0.7 million related to the loan. The loan was repaid in 2011.

As of December 31, 2011, we had a €311.0 million Euro-denominated loan receivable from Shurgard Europe totaling $402.7 million (€373.7 million totaling $495.2 million at December 31, 2010), which bears interest at a fixed rate of 9.0% per annum and matures February 15, 2015. For all periods presented, because we expect repayment of this loan in the foreseeable future, at each respective balance sheet date, foreign exchange rate gains or losses due to changes in exchange rates between the Euro and the U.S. Dollar are recognized in income, under "foreign currency gain (loss)." We received €62.7 million ($85.8 million) in principal repayments on this loan during 2011, and a total of €80.9 million in principal repayments on this loan since its inception on March 31, 2008.

On February 28, 2011, we provided bridge financing to Shurgard Europe totaling $237.9 million, which it used to acquire its partner's 80% interests in two affiliated joint ventures on March 2, 2011. This loan bore interest at a fixed rate of 7.0% per annum and was denominated in U.S. Dollars. On June 15, 2011, our joint venture partner in Shurgard Europe effectively purchased 51% of the loan from us for $121.3 million and then the entire loan balance was effectively exchanged for an equity interest in Shurgard Europe.

For the years ended December 31, 2011, 2010 and 2009, we recorded interest income of approximately $25.5 million, $24.3 million and $24.0 million, respectively, related to the loans to Shurgard Europe. These amounts reflect 51% of the aggregate interest on the loans, with the other 49% classified as equity in earnings of unconsolidated real estate entities.

We also received $1.5 million from our joint venture partner for funding its 51% pro rata share of Shurgard Europe's cost to acquire the interests for the period of time from March 2, 2011 until June 15, 2011, and recorded this amount as interest and other income for the year ended December 31, 2011.

Although there can be no assurance, we believe that Shurgard Europe has sufficient liquidity and collateral, and we have sufficient creditor rights, such that credit risk relating to our loan to Shurgard Europe is mitigated. In addition, we believe the interest rates on the loan to Shurgard Europe approximate the market rate for loans with similar credit characteristics and tenor, and that the carrying values of the loans to Shurgard Europe approximate fair value. The characteristics of the loan to Shurgard Europe and comparative metrics utilized in our evaluation represent significant unobservable inputs, which are "Level 3" inputs as the term is utilized in Codification Section 820-10-35-52.

6. Line of Credit and Notes Payable

At December 31, 2011, we have a revolving credit agreement (the "Credit Agreement") which expires on March 27, 2012, with an aggregate limit with respect to borrowings and letters of credit of $300 million. Amounts drawn on the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2011). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2011). We had no outstanding borrowings on our Credit Agreement at December 31, 2011 or at February 24, 2012. At December 31, 2011, we had undrawn standby letters of credit, which reduce our borrowing capacity with respect to our line of credit by the amount of the letters of credit, totaling $18.4 million ($17.8 million at December 31, 2010).

The carrying amounts of our notes payable at December 31, 2011 and 2010 consist of the following (dollar amounts in thousands):

	December 31, 2011		December 31, 2010	
	Carrying amount	Fair Value	Carrying amount	Fair Value
Unsecured Notes Payable:				
5.875% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 186,460	$ 188,859	$ 186,460	$ 190,012
5.7% effective rate, 7.75% stated note rate, interest only and payable semi-annually, matured in February 2011 (carrying amount includes $215 of unamortized premium at December 31, 2010)	-	-	103,532	103,553
Secured Notes Payable:				
4.9% average effective rate mortgage notes payable, secured by 76 real estate facilities with a net book value of approximately $490 million at December 31, 2011 and stated note rates between 4.95% and 7.43%, maturing at varying dates between April 2012 and September 2028 (carrying amount includes $2,665 of unamortized premium at December 31, 2011 and $6,137 at December 31, 2010)	211,854	215,943	278,425	280,854
Total notes payable	$ 398,314	$ 404,802	$ 568,417	$ 574,419

Substantially all of our debt was assumed in connection with the acquisition of real estate. An initial premium or discount is established for any difference between the stated note balance and estimated fair value of the debt assumed. This initial premium or discount is amortized over the remaining term of the debt using the effective interest method.

During 2011 and 2010, we assumed mortgage debt in connection with the acquisition of real estate facilities. The debt was recorded at its estimated fair value of approximately $9.7 million and $131.7 million in 2011 and 2010, respectively, with assumed note balances of $8.8 million and $126.1 million, respectively, estimated market rates of approximately 2.9% and 3.4%, respectively, average contractual rates of 5.5% and 5.0%, respectively, and we recorded premiums of $0.9 million and $5.6 million, respectively.

During the 2011 and 2010, we prepaid mortgage debt for cash totaling $26.0 million and $51.2 million, respectively, and recorded gains on prepayment of $1.8 million and $0.1 million, respectively, representing the difference between the cash paid and the book value of the notes prepaid.

On February 12, 2009, we acquired $110.2 million face amount of our existing unsecured notes pursuant to a tender offer for an aggregate of $109.6 million in cash, and recognized a gain of $4.1 million for the year ended December 31, 2009.

The notes payable and Credit Agreement have various customary restrictive covenants, all of which we were in compliance with at December 31, 2011.

At December 31, 2011, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Unsecured Notes Payable	Secured Notes Payable	Total
2012	$ -	$ 52,170	$ 52,170
2013	186,460	78,391	264,851
2014	-	35,127	35,127
2015	-	30,009	30,009
2016	-	10,065	10,065
Thereafter	-	6,092	6,092
	$ 186,460	$ 211,854	$ 398,314
Weighted average effective rate	5.9%	4.9%	5.4%

Cash paid for interest totaled $27.6 million, $35.3 million and $34.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. Interest capitalized as real estate totaled $0.4 million, $0.4 million and $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

7. Noncontrolling Interests in Subsidiaries

Third party interests in the net assets of the Subsidiaries that can require us to redeem their interests, other than pursuant to a liquidation of the subsidiary, are presented at fair value as "Redeemable Noncontrolling Interests." We estimate fair value by applying the liquidation provisions of the governing documents to our estimate of the fair value of the underlying net assets (principally real estate assets). Any adjustments recorded due to changes in the fair value of these interests are recorded against retained earnings. All other noncontrolling interests are presented on our balance sheets as a component of equity, "Equity of Permanent Noncontrolling Interests."

Redeemable Noncontrolling Interests

At December 31, 2011, the Redeemable Noncontrolling Interests represent ownership interests in Subsidiaries that own 14 self-storage facilities. During 2011, 2010 and 2009, we allocated a total of $0.9 million, $0.9 million and $1.0 million, respectively, of income to these interests and paid distributions to these interests totaling $1.6 million, $1.2 million and $1.3 million, respectively. During 2010 and 2009, we acquired for cash payments of $1.0 million and $0.8 million, respectively, Redeemable Noncontrolling Interests where the owner of these interests had exercised a cash redemption option, at fair value.

Permanent Noncontrolling Interests

At December 31, 2011, the Permanent Noncontrolling Interests have ownership interests in Subsidiaries that own 12 self-storage facilities and own 231,978 partnership units (the "Convertible Partnership Units") in a subsidiary that are convertible on a one-for-one basis (subject to certain limitations) into common share of the Company at the option of the unitholder. During 2011, 2010 and 2009, we allocated a total of $11.7 million, $16.8 million and $17.4 million, respectively, in income, and paid distributions to these interests totaling $12.8 million, $17.5 million and $17.5 million, respectively.

During the year ended December 31, 2011, we acquired Permanent Noncontrolling Interests in 19 Subsidiaries, which includes five Subsidiaries representing public limited partnerships pursuant to mergers described in Note 9. These interests were acquired for an aggregate cost of approximately $175.5 million, consisting of $118.4 million in cash and 477,928 of our common shares with an aggregate fair value of $57.1 million based on the closing trading price of our common shares on the date of acquisition. Permanent Noncontrolling Interests were reduced by $26.2 million, representing the aggregate underlying book value of the interests acquired, and the excess cost over the underlying book value of $149.3 million was recorded as a reduction to paid-in capital.

As described more fully in Note 4, we increased Permanent Noncontrolling Interests during 2011 a total of $17.7 million in connection with consolidating two partnerships.

Preferred Partnership Interests

At December 31, 2011 and 2010, we had no preferred partnership interests outstanding. During 2010, we redeemed 4.0 million units of our 7.250% Series J preferred units ($100.0 million carrying value) for an aggregate of $100.4 million, plus accrued and unpaid dividends.

During 2009, we acquired all of the 6.40% Series NN preferred partnership units from a third party ($200.0 million carrying amount) for approximately $128.0 million, and we acquired all of the 6.25% Series Z preferred partnership units from a third party for $25.0 million at carrying amount. These transactions resulted in an increase in paid-in capital of approximately $72.0 million during 2009, and an EITF D-42 allocation of $72.0 million in income from these interests to our common shareholders, based upon the excess of the carrying amount over the amount paid.

During 2010 and 2009, we allocated a total of $5.9 million and $9.5 million, respectively, in income to these interests based upon distributions paid.

8. Shareholders' Equity

Cumulative Preferred Shares

At December 31, 2011 and 2010, we had the following series of Cumulative Preferred Shares outstanding:

Series	Earliest Redemption Date	Dividend Rate	At December 31, 2011 Shares Outstanding	At December 31, 2011 Liquidation Preference	At December 31, 2010 Shares Outstanding	At December 31, 2010 Liquidation Preference
			(Dollar amounts in thousands)			
Series W	10/6/08	6.500%	5,300	$ 132,500	5,300	$ 132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	350,900	8,772	350,900	8,772
Series Z	3/5/09	6.250%	4,500	112,500	4,500	112,500
Series A	3/31/09	6.125%	4,600	115,000	4,600	115,000
Series C	9/13/09	6.600%	4,425	110,625	4,425	110,625
Series D	2/28/10	6.180%	5,400	135,000	5,400	135,000
Series E	4/27/10	6.750%	5,650	141,250	5,650	141,250
Series F	8/23/10	6.450%	9,893	247,325	9,893	247,325
Series G	12/12/10	7.000%	-	-	4,000	100,000
Series H	1/19/11	6.950%	-	-	4,200	105,000
Series I	5/3/11	7.250%	-	-	20,700	517,500
Series K	8/8/11	7.250%	-	-	16,990	424,756
Series L	10/20/11	6.750%	8,267	206,665	8,267	206,665
Series M	1/9/12	6.625%	19,065	476,634	19,065	476,634
Series N	7/2/12	7.000%	6,900	172,500	6,900	172,500
Series O	4/15/15	6.875%	5,800	145,000	5,800	145,000
Series P	10/7/15	6.500%	5,000	125,000	5,000	125,000
Series Q	4/14/16	6.500%	15,000	375,000	-	-
Series R	7/26/16	6.350%	19,500	487,500	-	-
Total Cumulative Preferred Shares			475,000	$ 3,111,271	486,390	$ 3,396,027

The holders of our Cumulative Preferred Shares have general preference rights with respect to liquidation and quarterly distributions. Except under certain conditions and as noted below, holders of the Cumulative Preferred Shares will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of all outstanding series of preferred shares (voting as a single class without regard to series) will have the right to elect two additional members to serve on our Board of Trustees until the arrearage has been cured. At December 31, 2011, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the Cumulative Preferred Shares are not redeemable prior to the dates indicated on the table above. On or after the respective dates, each of the series of Cumulative Preferred Shares will be redeemable, at the option of the Company, in whole or in part, at $25.00 per share (or depositary share as the case may be), plus accrued and unpaid dividends. Holders of the Cumulative Preferred Shares do not have the right to require the Company to redeem such shares.

Upon issuance of our Cumulative Preferred Shares of beneficial interest, we classify the liquidation value as preferred equity on our balance sheet with any issuance costs recorded as a reduction to paid-in capital.

In April and May 2011, we issued 15.0 million depositary shares each representing 1/1,000 of our 6.500% Cumulative Preferred Shares, Series Q for gross proceeds of $375.0 million, and we incurred $11.3 million in issuance costs.

In May and June 2011, we redeemed our Series I Cumulative Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $517.5 million. We recorded a $15.9 million EITF D-42 allocation of income from our common shareholders to the holders of our Cumulative Preferred Shares in the year ended December 31, 2011 in connection with this redemption.

In July 2011, we issued 19.5 million depositary shares each representing 1/1,000 of our 6.350% Cumulative Preferred Shares, Series R for gross proceeds of $487.5 million, and we incurred $15.6 million in issuance costs.

In August 2011, we redeemed our Series K Cumulative Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $424.8 million. We recorded a $13.1 million EITF D-42 allocation of income from our common shareholders to the holders of our Cumulative Preferred Shares in the year ended December 31, 2011 in connection with this redemption.

On September 30, 2011, we redeemed our Series G Cumulative Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $100.0 million. We recorded a $3.1 million EITF D-42 allocation of income from our common shareholders to the holders of our Cumulative Preferred Shares in the year ended December 31, 2011 in connection with this redemption.

On November 28, 2011, we redeemed our Series H Cumulative Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $105.0 million. We recorded a $3.5 million EITF D-42 allocation of income from our common shareholders to the holders of our Cumulative Preferred Shares in the year ended December 31, 2011 in connection with this redemption.

On April 13, 2010, we issued 5.8 million depositary shares each representing 1/1,000 of our 6.875% Cumulative Preferred Shares, Series O for gross proceeds of $145.0 million, and we incurred $4.8 million in issuance costs.

On May 18, 2010, we redeemed our remaining Series V Cumulative Preferred Shares at par value of $155.0 million plus accrued dividends. We recorded a $5.1 million EITF D-42 allocation of income from our common shareholders to the holders of our Cumulative Preferred Shares in the year ended December 31, 2010 in connection with this redemption.

On August 3, 2010, we repurchased 0.4 million shares of our 6.850% Cumulative Preferred Shares Series Y for an aggregate of $9.2 million. We recorded a $0.8 million EITF D-42 allocation from our Cumulative Preferred Shareholders to our common shareholders in the year ended December 31, 2010 in connection with this redemption.

On October 7, 2010, we issued 5.0 million depositary shares (including the subsequent exercise, in part, of the underwriter's over-allotment option) each representing 1/1,000 of a 6.500% Cumulative Preferred Share of Beneficial Interest, Series P, for gross proceeds of $125.0 million, and we incurred $4.1 million in issuance costs.

On November 5, 2010, we redeemed our Series B Cumulative Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $108.8 million. We recorded a $3.6 million EITF D-42 allocation of income from our common shareholders to the holders of our Cumulative Preferred Shares in the year ended December 31, 2010 in connection with this redemption.

During March 2009, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions as follows: Series V – 0.7 million depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $13.2 million, Series C – 0.2 million depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $2.7 million and Series F – 0.1 million depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $1.6 million. We recorded a $6.2 million aggregate EITF D-42 allocation from our Cumulative Preferred Shareholders to our common shareholders in the year ended December 31, 2009 in connection with these repurchases.

Equity Shares, Series A

On April 15, 2010, we redeemed all of our outstanding shares of Equity Shares, Series A at $24.50 per share for aggregate redemption amount of $205.4 million. Prior to the redemption, we allocated income and paid distributions to the holders of the Equity Shares, Series A of $0.6125 per share per quarter based on 8.4 million weighted average depositary shares outstanding. We recorded a $25.7 million EITF D-42 allocation of income from our common shareholders to the holders of our Equity Shares, Series A in the year ended December 31, 2010 in connection with this redemption.

Common Shares

During 2011, 2010 and 2009, activity with respect to the issuance or repurchase of our common shares was as follows:

	2011		2010		2009	
	Shares	Amount	Shares	Amount	Shares	Amount
			(Dollar amounts in thousands)			
Employee stock-based compensation and exercise of stock options (Note 10)	508,058	$ 26,416	847,280	$ 41,308	125,807	$ 2,192
Issuance of common shares in connection with acquisition of Permanent Noncontrolling Interests (Note 7)	477,928	57,108	-	-	-	-
	985,986	$ 83,524	847,280	$ 41,308	125,807	$ 2,192

Our Board of Trustees previously authorized the repurchase from time to time of up to 35.0 million of our common shares on the open market or in privately negotiated transactions. During the three years ended December 31, 2011, we did not repurchase any of our common shares. Through December 31, 2011, we have repurchased a total of approximately 23.7 million of our common shares pursuant to this authorization.

At December 31, 2011 and 2010, we had 3,292,565 and 3,435,287 of common shares reserved in connection with our share-based incentive plans, respectively (see Note 10), and 231,978 shares reserved for the conversion of Convertible Partnership Units, respectively.

Equity Shares, Series AAA

On August 31, 2010, we retired all outstanding shares of Equity Shares, Series AAA ("Equity Shares AAA") outstanding. At December 31, 2009, we had 4,289,544 Equity Shares AAA outstanding with a carrying value of $100,000,000. During the six months ended June 30, 2010 and the year ended December 31, 2009, we paid quarterly distributions to the holder of the Equity Shares, Series AAA of $0.5391 per share. For all periods presented, the Equity Shares, Series AAA and related dividends are eliminated in consolidation as the shares were held by one of our wholly-owned subsidiaries.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Common share dividends including amounts paid to our restricted share unitholders totaled $621.4 million ($3.65 per share), $516.9 million ($3.05 per share) and $371.7 million ($2.20 per share), for the years ended December 31, 2011, 2010 and 2009, respectively. Equity Shares, Series A dividends totaled $5.1 million ($0.6125 per share) and $20.5 million ($2.45 per share), for the years ended December 31, 2010 and 2009, respectively. Preferred share dividends totaled $224.9 million, $232.7 million and $232.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the tax year ended December 31, 2011, distributions for the common shares and all the various series of preferred shares were classified as follows:

	2011 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.94%	100.00%	100.00%	96.66%
Long-Term Capital Gain	0.06%	0.00%	0.00%	3.34%
Total	100.00%	100.00%	100.00%	100.00%

The ordinary income dividends distributed for the tax year ended December 31, 2011 do not constitute qualified dividend income.

9. Related Party Transactions

The Hughes Family owns approximately 16.7% of our common shares outstanding at December 31, 2011.

The Hughes Family has ownership interests in, and operates, approximately 53 self-storage facilities in Canada ("PS Canada") using the "Public Storage" brand name pursuant to a non-exclusive, royalty-free trademark license agreement with the Company. We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation that manages the 53 self-storage facilities in Canada, if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, we have no right to acquire this stock or assets unless the Hughes Family decides to sell and we receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

We reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. During each of the years ended December 31, 2011, 2010 and 2009, we received $0.6 million in reinsurance premiums attributable to the Canadian facilities. Since our right to provide tenant reinsurance to the Canadian facilities may be qualified, there is no assurance that these premiums will continue.

PS Canada holds approximately a 2.2% interest in Stor-RE, a consolidated entity that provides liability and casualty insurance for PS Canada, the Company and certain affiliates of the Company for occurrences prior to April 1, 2004.

On August 23, 2011, we completed mergers to acquire all of the units of limited partnership interest and general partnership interests we did not already own in each of five affiliated partnerships. For three of these partnerships, Mr. Hughes was a co-general partner along with the Company. These mergers were approved by Public Storage and the Hughes Family, who together own a majority of the limited partnership units outstanding and therefore could approve the mergers without the vote of the other limited partners. The merger consideration was based upon independent appraisals, dated April 5, 2011, from a nationally recognized appraisal firm, with allocation of the net asset value based upon the liquidation provisions of the relevant partnership documents. Under the merger agreements, the Hughes Family sold all of its general and limited partnership interests in these five partnerships for approximately $54.6 million, reflecting the same pricing and terms as the public limited partners (see "Permanent Noncontrolling Interests" in Note 7 "Noncontrolling Interests"). In addition, on August 23, 2011, the Hughes Family's interests in a private REIT owned by the Company and the Hughes Family were acquired for approximately $0.2 million, based upon the merger value of the interests in these five partnerships owned by the private REIT. Our board of trustees appointed a special committee of independent trustees to review the terms of these acquisitions. The special committee unanimously determined that the transactions were advisable and fair to and in the respective best interests of Public Storage and its shareholders not affiliated with the Hughes Family, as well as fair to the public limited partners. The Company also engaged an investment banking firm who concluded that the consideration received in the mergers by the unaffiliated limited partners was fair to them, from a financial point of view. As a trustee, Mr. Hughes is indemnified for any litigation arising from this transaction pursuant to the indemnification agreements we have with each Public Storage trustee.

The Hughes Family also had interests in 18 additional limited partnerships that we acquired on June 30, 2011. The acquisition price was based upon independent appraisals of the partnerships' facilities, dated April 5, 2011, from a nationally recognized appraisal firm, with allocation of the net asset value based upon the liquidation provisions of the relevant partnership documents. We paid the Hughes Family $13.3 million for their interests. The special committee of our board of trustees also reviewed the terms of each of these purchases and unanimously determined that the purchases were fair to and in the respective best interests of Public Storage and its shareholders not affiliated with the Hughes Family. As of December 31, 2011, Mr. Hughes has withdrawn as general partner in 17 of these partnerships. At February 24, 2012, Mr. Hughes remains as general partner in one of these partnerships.

10. Share-Based Compensation

Under various share-based compensation plans, the Company can grant non-qualified options to purchase the Company's common shares, as well as restricted share units ("RSU's"), to trustees, officers, service providers, and key employees. The terms of these grants are established by an authorized committee of our Board of Trustees.

Stock Options

Stock option exercise prices are equal to the closing trading price of our common shares on the date of grant, vest generally over a five-year period, and expire ten years after the grant date. We use the Black-Scholes option valuation model to estimate the grant-date fair value of our stock options, and recognize these amounts, net of estimated forfeitures, as compensation expense over the applicable vesting period. Stock options are considered "granted" for accounting purposes when the Company and the recipient reach a mutual understanding of the key terms and conditions of the award and the award has been authorized in accordance with the Company's share grant approval procedures.

Outstanding stock option grants are included on a one-for-one basis in our diluted weighted average shares, to the extent dilutive, after applying the treasury stock method (based upon the average common share price during the period) to assumed exercise proceeds and measured but unrecognized compensation.

The stock options outstanding at December 31, 2011 have an aggregate intrinsic value (the excess, if any, of each option's market value over the exercise price) of approximately $155.9 million and remaining average contractual lives of approximately seven years. Of the stock options outstanding at December 31, 2011; 1,022,663 have exercise prices equal to $70 or less; 1,010,283 have exercise prices between $70 and $90; and 558,120 have exercise prices equal to or greater than $90. The aggregate intrinsic value of exercisable stock options at December 31, 2011 amounted to approximately $69.0 million.

Additional information with respect to stock options during 2011, 2010 and 2009 is as follows:

	2011		2010		2009	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding January 1	2,950,892	$69.43	3,695,668	$64.96	2,397,332	$73.42
Granted	135,000	120.77	180,000	87.59	1,495,000	50.86
Exercised	(448,826)	58.86	(782,151)	52.81	(53,164)	40.98
Cancelled	(46,000)	48.95	(142,625)	67.65	(143,500)	68.28
Options outstanding December 31	2,591,066	$74.30	2,950,892	$69.43	3,695,668	$64.96
Options exercisable at December 31	1,200,356	$76.94	1,063,283	$74.27	1,217,110	$64.03

	2011	2010	2009
Stock option expense for the year (in 000's)	$3,445	$3,164	$3,432
Aggregate exercise date intrinsic value of options exercised during the year (in 000's)	$23,703	$34,171	$1,851
Average assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years, based upon historical experience.	5	5	5
Risk-free interest rate	1.2%	2.3%	1.9%
Expected volatility, based upon historical volatility	18.8%	14.5%	15.6%
Expected dividend yield	3.3%	3.9%	6.7%
Average estimated value of options granted during the year	$13.01	$7.16	$2.05

Restricted Share Units

RSU's vest ratably over a five or eight-year period from the date of grant. The grantee receives additional compensation equal to the per-share dividends received by common shareholders for each outstanding RSU. Such compensation is classified as dividends paid. When RSU's are forfeited, any dividends previously paid on such forfeited RSU's are expensed. When RSU's vest, the grantee may receive common shares equal to the number of vested restricted share units, less common shares withheld for employee statutory tax liabilities. Generally, however, deposits are made to taxing authorities on behalf of employees in lieu of the issuance of common shares (based upon the market value of the shares at the date of vesting) to settle the employees' tax liability generated by the vesting, and is charged against paid in capital.

We recognize the estimated grant-date fair value of RSU's as compensation expense over the applicable vesting period, net of estimates for future forfeitures. Fair value is determined based upon the closing trading price of our common shares on the grant date. The employer portion of payroll taxes is expensed as incurred. We have elected to use the straight-line attribution method with respect to restricted share grants that are earned solely based upon the passage of time and continued employment. Performance–based RSU grants are amortized using the accelerated attribution method, with each vesting amortized separately over the individual vesting period.

RSU's are considered "granted" for accounting purposes when the Company and the recipient reach a mutual understanding of the key terms and conditions of the RSU award, the award has been authorized in accordance with the Company's share grant approval procedures (or approval is perfunctory) and, in the case of performance-based RSU grants, it is probable that the performance condition will be met.

At the beginning of 2011, the Company established a performance-based restricted share unit program. Under the program, participating employees are eligible to receive RSU grants if certain operating metrics, as defined, were met for the year ended December 31, 2011. Based on actual results, approximately 266,800 RSU's will be granted during the first three months of 2012 under the program. Under the program, 20% of the RSU's will vest during the three months ending March 31, 2012, and an additional 20% will vest on the anniversary date over the next four years assuming continued employment with Public Storage through each respective vesting date. Included in general and administrative expense for 2011 is $11.3 million related to this performance-based restricted share unit program.

The fair value of our RSU's outstanding at December 31, 2011 was approximately $94.3 million, and the grant date fair value of these units was $66.5 million. Remaining compensation expense related to RSU's outstanding at December 31, 2011 totals approximately $39.8 million (which is net of expected forfeitures) and is expected to be recognized as compensation expense over the next eight years (two years on average). The following tables set forth relevant information with respect to restricted shares (dollar amounts in thousands):

	2011 (a)		2010		2009	
	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value
Restricted share units outstanding January 1	484,395	$39,896	548,354	$44,312	630,212	$53,132
Granted	381,025	40,570	130,114	10,824	112,550	7,428
Vested	(92,039)	(7,655)	(103,797)	(7,973)	(115,723)	(8,783)
Forfeited	(71,882)	(6,297)	(90,276)	(7,267)	(78,685)	(7,465)
Restricted share units outstanding December 31	701,499	$66,514	484,395	$39,896	548,354	$44,312

	2011 (a)	2010	2009
Amounts for the year (in 000's):			
Fair value of vested shares on vesting date	$8,799	$8,799	$7,443
Cash paid upon vesting in lieu of common shares issued	$3,736	$3,121	$3,103
Common shares issued upon vesting	59,232	65,129	72,643
Restricted share unit expense	$19,736	$7,875	$8,933

(a) Includes amounts with respect to 266,800 RSU's granted under our 2011 performance-based restricted share unit program described above.

See also "net income per common share" in Note 2 for further discussion regarding the impact of restricted share units and stock options on our net income per common share and income allocated to common shareholders.

11. Segment Information

Our reportable segments reflect the significant components of our operations that are evaluated separately by our chief operating decision maker and have discrete financial information available. Our segments are organized based upon differences in the nature of the underlying products, services, and whether the operation is located in the U.S. or outside the U.S. In making resource allocation decisions, our chief operating decision maker reviews the net income from continuing operations of each reportable segment included in the tables below, excluding the impact of depreciation and amortization, gains or losses on disposition of real estate facilities, and real estate impairment charges. The amounts for each reportable segment included in the tables below are in conformity with GAAP and our significant accounting policies as denoted in Note 2, and exclude ancillary revenues and expenses, interest income (other than from Loans Receivable from Unconsolidated Real Estate Entities), interest expense, general and administrative expense, and gains and losses on the early repayment of debt, none of which can be allocated to any reportable segment. Our chief operating decision maker does not consider the book value of assets in making resource allocation decisions.

Following is the description of and basis for presentation for each of our segments.

Domestic Self-Storage Segment

The Domestic Self-Storage Segment includes the operations of the 2,042 self-storage facilities owned by the Company and the Subsidiaries, as well as our equity share of the Other Investments. For all periods presented, substantially all of our real estate facilities, goodwill and other intangible assets, other assets, and accrued and other liabilities are associated with the Domestic Self-Storage Segment.

European Self-Storage Segment

The European Self-Storage segment comprises our interest in Shurgard Europe, which has self-storage operations in seven western European countries. It has a separate management team that determines the strategic direction for this segment under the direction of our chief operating decision maker and our joint venture partner which owns a 51% equity interest in Shurgard Europe. The European Self-Storage segment presentation includes our equity share of Shurgard Europe's operations, the interest and other income received from Shurgard Europe, as well as foreign currency exchange gains and losses that are attributable to Shurgard Europe. Our balance sheet includes an investment in Shurgard Europe (Note 4) and a loan receivable from Shurgard Europe (Note 5).

Commercial Segment

The Commercial segment comprises our investment in PSB, a self-managed REIT with a separate management team that makes its financing, capital allocation and other significant decisions. The Commercial segment also includes our direct interest in certain commercial facilities, substantially all of which are managed by PSB. The Commercial segment presentation includes our equity earnings and interest income from PSB, as well as the revenues and expenses of our commercial facilities. At December 31, 2011, the assets of the Commercial segment are comprised principally of our investment in PSB (Note 4).

Presentation of Segment Information

The following tables reconcile the performance of each segment, in terms of segment income, to our net income (amounts in thousands):

For the year ended December 31, 2011

	Domestic Self-Storage	European Self-Storage	Commercial	Other Items Not Allocated to Segments	Total
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,605,680	$ -	$ -	$ -	$ 1,605,680
Ancillary operations	-	-	14,592	99,497	114,089
Interest and other income	-	28,190	664	3,479	32,333
	1,605,680	28,190	15,256	102,976	1,752,102
Expenses:					
Cost of operations:					
Self-storage facilities	505,633	-	-	-	505,633
Ancillary operations	-	-	5,505	31,891	37,396
Depreciation and amortization	355,777	-	2,654	-	358,431
General and administrative	-	-	-	52,410	52,410
Interest expense	-	-	-	24,222	24,222
	861,410	-	8,159	108,523	978,092
Income (loss) from continuing operations before equity in earnings of unconsolidated real estate entities, foreign currency exchange loss, gain on real estate sales and debt retirement, net and asset impairment charges	744,270	28,190	7,097	(5,547)	774,010
Equity in earnings of unconsolidated real estate entities	1,771	29,152	27,781	-	58,704
Foreign currency exchange loss	-	(7,287)	-	-	(7,287)
Gain on real estate sales and debt retirement, net	8,953	-	-	1,848	10,801
Asset impairment charges	(297)	-	-	(1,889)	(2,186)
Income (loss) from continuing operations	754,697	50,055	34,878	(5,588)	834,042
Discontinued operations	2,797	-	-	(380)	2,417
Net income (loss)	$ 757,494	$ 50,055	$ 34,878	$ (5,968)	$ 836,459

For the year ended December 31, 2010

	Domestic Self-Storage	European Self-Storage	Commercial	Other Items Not Allocated to Segments	Total
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,511,513	$ -	$ -	$ -	$ 1,511,513
Ancillary operations	-	-	14,261	90,120	104,381
Interest and other income	-	25,121	-	3,896	29,017
	1,511,513	25,121	14,261	94,016	1,644,911
Expenses:					
Cost of operations:					
Self-storage facilities	495,506	-	-	-	495,506
Ancillary operations	-	-	5,748	27,941	33,689
Depreciation and amortization	351,098	-	2,620	-	353,718
General and administrative	-	-	-	38,487	38,487
Interest expense	-	-	-	30,225	30,225
	846,604	-	8,368	96,653	951,625
Income (loss) from continuing operations before equity in earnings of unconsolidated real estate entities, foreign currency exchange loss, gains on real estate sales and debt retirement, net and asset impairment charges	664,909	25,121	5,893	(2,637)	693,286
Equity in earnings of unconsolidated real estate entities	1,761	15,872	20,719	-	38,352
Foreign currency exchange loss	-	(42,264)	-	-	(42,264)
Gain on real estate sales and debt retirement, net	396	-	-	431	827
Asset impairment charges	-	-	-	(994)	(994)
Income (loss) from continuing operations	667,066	(1,271)	26,612	(3,200)	689,207
Discontinued operations	4,293	-	-	2,614	6,907
Net income (loss)	$ 671,359	$ (1,271)	$ 26,612	$ (586)	$ 696,114

For the year ended December 31, 2009

	Domestic Self-Storage	European Self-Storage	Commercial	Other Items Not Allocated to Segments	Total
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,485,510	$ -	$ -	$ -	$ 1,485,510
Ancillary operations	-	-	14,982	92,615	107,597
Interest and other income	-	24,832	-	4,981	29,813
	1,485,510	24,832	14,982	97,596	1,622,920
Expenses:					
Cost of operations:					
Self-storage facilities	484,901	-	-	-	484,901
Ancillary operations	-	-	5,759	30,252	36,011
Depreciation and amortization	336,487	-	2,958	-	339,445
General and administrative	-	-	-	35,735	35,735
Interest expense	-	-	-	29,916	29,916
	821,388	-	8,717	95,903	926,008
Income from continuing operations before equity in earnings of unconsolidated real estate entities, foreign currency exchange gain, gain on real estate sales and debt retirement, net	664,122	24,832	6,265	1,693	696,912
Equity in earnings of unconsolidated real estate entities	1,867	16,269	35,108	-	53,244
Foreign currency exchange gain	-	9,662	-	-	9,662
Gain on real estate sales and debt retirement, net	3,133	-	30,293	4,114	37,540
Income from continuing operations	669,122	50,763	71,666	5,807	797,358
Discontinued operations	(527)	-	-	(6,375)	(6,902)
Net income (loss)	$ 668,595	$ 50,763	$ 71,666	$ (568)	$ 790,456

12. Recent Accounting Pronouncements and Guidance

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," ("ASU No. 2011-04"). ASU No. 2011-04 clarifies guidance on how to measure fair value and is largely consistent with existing fair value measurement principles. ASU No. 2011-04 also expands existing disclosure requirements for fair value measurements and makes other amendments. ASU No. 2011-04 is effective prospectively beginning January 1, 2012. The adoption of ASU No. 2011-04 is not expected to have a material impact on our results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," ("ASU No. 2011-05") and in December 2011 issued ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05", ("ASU No. 2011-12"). ASU 2011-05 and ASU No. 2011-12 do not change the items that must be reported in other comprehensive income, however they eliminate the option to present other comprehensive income on the statement of shareholders' equity and instead requires either (i) a continuous statement of comprehensive income which would replace the current statement of operations, or (ii) an additional statement of other comprehensive income, which would immediately follow the statement of operations, and would report the components of other comprehensive income. ASU 2011-05 and ASU No. 2011-12 are effective retrospectively beginning January 1, 2012, with early adoption permitted. We adopted these standards in the fourth quarter of 2011. Since these standards impact presentation and disclosure requirements only, their adoption did not have a material impact on our results of operations or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment," ("ASU No. 2011-08"). Under ASU No. 2011-08, entities testing goodwill for impairment now have an option of performing a qualitative assessment before having to calculate the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more-likely-than-not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. ASU No. 2011-08 is effective beginning January 1, 2012, with early adoption permitted under certain conditions. The adoption of ASU No. 2011-08 will not have a material impact on our results of operations or financial condition.

13. Commitments and Contingencies

Contingent Losses

We are a party to various legal proceedings and subject to various claims and complaints that have arisen in the normal course of business. We believe that the likelihood of these pending legal matters and other contingencies resulting in a material loss to the Company, either individually or in the aggregate, is remote.

Insurance and Loss Exposure

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property losses and $102 million for general liability losses are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1.0 million resulting from any one individual event, to a limit of $25.0 million. Effective December 1, 2011, these coverage amounts were changed to $5.0 million and $15.0 million, respectively. At December 31, 2011, there were approximately 0.7 million certificate holders held by our self-storage tenants participating in this program, representing aggregate coverage of approximately $1.5 billion. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

14. Supplementary Quarterly Financial Data (unaudited)

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 419,691	$ 434,706	$ 452,990	$ 444,715
Cost of operations (excluding depreciation expense) (a)	$ 144,240	$ 139,325	$ 138,769	$ 120,695
Depreciation expense (a)	$ 88,511	$ 89,155	$ 90,935	$ 89,830
Income from continuing operations (a)	$ 211,073	$ 210,710	$ 193,121	$ 219,138
Net income	$ 210,568	$ 210,941	$ 194,513	$ 220,437
Per Common Share (Note 2):				
Net income - Basic	$ 0.87	$ 0.78	$ 0.69	$ 0.97
Net income - Diluted	$ 0.87	$ 0.77	$ 0.69	$ 0.96

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 397,323	$ 407,513	$ 422,295	$ 417,780
Cost of operations (excluding depreciation expense) (a)	$ 140,704	$ 137,170	$ 134,514	$ 116,807
Depreciation expense (a)	$ 84,706	$ 84,846	$ 92,583	$ 91,583
Income from continuing operations	$ 129,530	$ 127,875	$ 242,948	$ 188,854
Net income	$ 129,917	$ 131,176	$ 245,811	$ 189,210
Per Common Share (Note 2):				
Net income - Basic	$ 0.21	$ 0.36	$ 1.08	$ 0.72
Net income - Diluted	$ 0.21	$ 0.36	$ 1.07	$ 0.71

(a) Revenues, cost of operations, depreciation expense and income from continuing operations as presented in this table differ from those amounts as presented in our quarterly reports due to the impact of discontinued operations accounting as described in Note 2.

15. Subsequent Events

On January 4, 2012, we called for redemption all of our outstanding 8.3 million depositary shares each representing 1/1,000 of a 6.750% Cumulative Preferred Share of Beneficial Interest, Series L at par. The aggregate redemption amount, before payment of accrued dividends, paid on February 9, 2012, was $206.7 million. We will record an EITF D-42 allocation of approximately $5.7 million from our common shareholders to the holders of our Preferred Shares in the quarter ending March 31, 2012 as a result of this redemption.

On January 12, 2012, we issued 18.4 million depositary shares (including the exercise of the underwriters' over-allotment option) at $25.00 per depositary share, with each depositary share representing 1/1,000 of a 5.90% Cumulative Preferred Share of Beneficial Interest, Series S, resulting in gross proceeds of $460.0 million.

On January 13, 2012, we called for redemption all of our outstanding 5.7 million depositary shares each representing 1/1,000 of a 6.750% Cumulative Preferred Share of Beneficial Interest, Series E at par. The aggregate redemption amount, before payment of accrued dividends, paid on February 21, 2012, was $141.3 million. We will record an EITF D-42 allocation of approximately $4.6 million from our common shareholders to the holders of our Preferred Shares in the quarter ending March 31, 2012 as a result of this redemption.

On February 16, 2012, we called for redemption all of our outstanding 0.4 million shares of our 6.850% Cumulative Preferred Share of Beneficial Interest, Series Y at par. The aggregate redemption amount, before payment of accrued dividends, to be paid on March 19, 2012, is $8.8 million.

We have also entered into a contract to acquire a portfolio of six self-storage properties, located in California, Florida (two), Massachusetts, New Jersey and Pennsylvania, for an aggregate purchase price of $42 million, cash. We expect the pending acquisition of these properties will close in the first quarter of 2012. The pending acquisition is subject to various conditions and contingencies and there can be no assurance that it will be completed.

PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Amounts in thousands)				
Net income	$ 836,459	$ 696,114	$ 790,456	$ 973,872	$ 487,078
Less: Income allocated to noncontrolling interests which do not have fixed charges	(11,993)	(16,561)	(17,203)	(17,668)	(16,527)
Less: Equity in earnings of investments	(58,704)	(38,352)	(53,244)	(20,391)	(12,738)
Add: Cash distributions from investments	53,507	49,888	49,408	43,455	23,606
Less: Impact of discontinued operations	(2,417)	(6,907)	6,902	7,834	521
Adjusted net income	816,852	684,182	776,319	987,102	481,940
Interest expense	24,222	30,225	29,916	43,944	63,671
Total earnings available to cover fixed charges	$ 841,074	$ 714,407	$ 806,235	$ 1,031,046	$ 545,611
Total fixed charges - interest expense (including capitalized interest)	$ 24,586	$ 30,610	$ 30,634	$ 45,942	$ 68,417
Cumulative preferred share cash dividends	$ 224,877	$ 232,745	$ 232,431	$ 239,721	$ 236,757
Preferred partnership unit cash distributions	-	5,930	9,455	21,612	21,612
Allocations pursuant to EITF Topic D-42	35,585	8,289	(78,218)	(33,851)	-
Total preferred distributions	$ 260,462	$ 246,964	$ 163,668	$ 227,482	$ 258,369
Total combined fixed charges and preferred share distributions	$ 285,048	$ 277,574	$ 194,302	$ 273,424	$ 326,786
Ratio of earnings to fixed charges	34.21x	23.34x	26.32x	22.44x	7.97x
Ratio of earnings to fixed charges and preferred share distributions	2.95x	2.57x	4.15x	3.77x	1.67x

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement on Form S-3ASR (No. 333-167458) and related prospectus,

(2) Registration Statement on Form S-8 (No.333-144907) and related prospectus of Public Storage for the registration of common shares of beneficial interest pertaining to the Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan.

(3) Post-effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-141448) for the registration of common shares of beneficial interest pertaining to the Public Storage, Inc. 2001 Stock Option and Incentive Plan, Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 1996 Stock Option and Incentive Plan, PS 401(k) Profit Sharing Plan, Shurgard Storage Centers, Inc. 2004 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 2000 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan.

of our reports dated February 24, 2012, with respect to the consolidated financial statements and related financial statement schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage, included in this Annual Report (Form 10-K) of Public Storage for the year ended December 31, 2011.

/s/ Ernst & Young LLP

February 24, 2012
Los Angeles, California

RULE 13A – 14(a) CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chairman, Chief Executive Officer & President
Date: February 24, 2012

RULE 13A – 14(a) CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 24, 2012

SECTION 1350 CERTIFICATION

In connection with the Annual Report on Form 10-K of Public Storage (the "Company") for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chairman, Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chairman, Chief Executive Officer & President
Date: February 24, 2012

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 24, 2012

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

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CORPORATE DATA *(as of February 29, 2012)*

Executive Officers

Ronald L. Havner, Jr.
Chairman of the Board, Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

Shawn L. Weidmann
Senior Vice President and Chief Operating Officer

David F. Doll
Senior Vice President and President, Real Estate Group

Steven M. Glick
Senior Vice President and Chief Legal Officer

Candace N. Krol
Senior Vice President, Human Resources

U.S. Self-Storage Operations
John M. Sambuco
Executive Vice President—Operations

PS Insurance
Capri L. Haga
President

Shurgard Self Storage S.C.A. (Europe)
Marc Oursin
Chief Executive Officer

PS Business Parks, Inc.
Joseph D. Russell, Jr.
President and Chief Executive Officer

Corporate Headquarters
701 Western Avenue
Glendale, CA 91201-2349

Investor Relations
Additional information contact
Clemente Teng
Vice President of Investor Services
(818) 244-8080

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, CA

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Public Storage will be held on May 3, 2012 at 11:00 a.m. at the Hilton Glendale, 100 West Glenoaks Boulevard, Glendale, CA.

Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 18, 2011.

Stock Exchange Listing
The Company's Common Shares trade under ticker symbol PSA on the New York Stock Exchange.

PSA
LISTED
NYSE

Additional Information Sources
The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers and others.


NAREIT
NAREIT

Public Storage is a member and active supporter of the National Association of Real Estate Investment Trusts.


Public
Storage

Public Storage

701 Western Avenue, Glendale, California 91201-2349

(818) 244-8080 • www.publicstorage.com

(SKU 002CSN0972)